

BUILDING ON YOUR SUCCESS

P.E. 12-31-02

APR 2 5 2003













2002 Annual Report

PROCESSED
APR 28 2003
THOMSON
FINANCIAL



Community Bank System, Inc.

A few years ago, we at Community Bank System (NYSE: CBU) carefully surveyed our markets and our industry, and developed a four-point growth strategy that we believed would take this company to new levels of strength and performance. And it has. | 2002 was a particularly gratifying year for CBU, as we achieved our best results to date. Together our team of employees generated not only record earnings, but earnings that **more than doubled** last year's efforts – all during one of the most challenging and uncertain economies this nation has ever seen. In short, we have done exactly what we said we would do. | How did we do this? Yes, we focused on each of the four "prongs" of our growth strategy (you'll see them highlighted on page 9), and executed them with our best efforts. But above all, we promised ourselves that we would never compromise the service and attention we paid to those who mean the most to us: our customers and investors. We knew that as long as we made decisions with their best interests in mind, the rest would take care of itself. And it has. | In the following pages, you'll get to know some of our best success stories – those of our customers – and you'll gain a sense for the very essence of our company. If you are a customer or an investor, you probably know some of this first hand, as you've benefited from our approach and shared in our results. If you are not, that's OK – because by no means are we ready to rest. We enter 2003 with as much excitement and motivation as ever, ready to continue our growth and success by doing what we've always done: Building On Your Success.

TABLE OF CONTENTS

Performance Highlights 2
Letter to Shareholders 2
Business Summary 6
Strategic Growth Blueprint (Review of Operations) 8
Directors and Officers 18
Glossary of Banking Terms 20
Form 10-K 21
Administration and Lenders 95
Financial Services and Subsidiaries 96
Branch Offices 97
Shareholder Information 99

Financial Highlights

	2002	2001	Percent Change	2000	1999	1998	1997	5-Year CAGR
Income Statement Data in thousands								
Net interest income	$ 127,850	$ 96,655	32.3%	$ 90,433	$88,000	$ 84,087	$82,617	9.1%
Noninterest income (excludes securities gains/losses)	30,927	26,504	16.7	23,284	18,153	16,812	14,057	17.1
Net income	38,517	19,129	101.4	24,899	23,662	19,729	20,682	13.2
Net income – operating	38,942	24,052	61.9	25,136	23,662	20,378	20,682	13.5
Net income – cash	42,133	23,474	79.5	27,795	26,480	22,562	23,015	12.9
Net income – cash operating	$ 42,558	$ 28,397	49.9	$ 28,032	$26,480	$ 23,211	$23,015	13.1
Avg. common shares outstanding	13,167	11,825	11.5%	10,737	10,861	11,260	11,232	3.2%
Common Per Share Data diluted								
Net income	$ 2.93	$ 1.62	80.9%	$ 2.32	$ 2.18	$ 1.75	$ 1.84	9.8%
Net income – operating	2.96	2.03	45.8	2.34	2.18	1.81	1.84	10.0
Net income – cash	3.20	1.99	60.8	2.59	2.44	2.00	2.05	9.3
Net income – cash operating	3.23	2.40	34.6	2.61	2.44	2.06	2.05	9.5
Cash dividend declared	1.12	1.08	3.7	1.04	0.96	0.86	0.76	8.1
Common stock price*	31.35	26.20	24.1	24.75	23.13	29.31	31.31	3.8
Period-end book value – stated	25.04	20.77	20.6	19.11	15.55	16.50	15.62	9.9
Period-end book value – tangible	$ 14.66	$ 9.74	50.5%	$ 13.88	$ 10.47	$ 11.02	$ 9.85	8.3%
End of Period Balance Sheet Data (in millions)								
Total assets	$ 3,434	$ 3,211	6.9%	$ 2,651	$ 2,494	$ 2,296	$ 2,219	9.1%
Loans, net of unearned discount	1,807	1,733	4.3	1,516	1,426	1,293	1,204	8.5
Deposits	2,505	2,546	-1.6	1,949	1,845	1,875	1,830	6.5
Assets under management**	1,364	1,385	-1.5	1,282	583	337	274	37.9
CBU equity market value (NYSE)***	$ 407	$ 338	20.4%	$ 173	$ 164	$ 214	$ 238	11.4%

*One- and five-year returns on CBU stock price include dividend reinvestment.
**Held in fiduciary or agency capacity; 1997-1999 as reported.
***Based on actual CBU shares outstanding (not restated).

In accordance with Generally Accepted Accounting Principles (GAAP), all historical results throughout this Annual Report have been restated to include the 2001 acquisition of First Liberty Bank Corp. (FLIB) on a pooling-of-interest basis, except as noted in certain tables where the term "as reported" appears. Also in accordance with GAAP, 2002 adoption of SFAS 142 and 147 (which eliminates amortization of goodwill on the company's whole bank, company, and branch acquisitions) impacts only 2002's results (prior periods not restated), benefiting 2002's earnings per share (net income and net income – operating) by approximately $0.34. Lastly, in accordance with GAAP purchase accounting treatment, the results of the company's Elias Asset Management, Citizens National Bank of Malone, and FleetBoston branch acquisitions are included as of the date of purchase (history not restated).

Community Bank System Locations

□ Community Bank, N.A. Branches
(Certain areas are serviced by more than one branch.)

○ Administrative/Operations Center Locations

> Benefit Plans Administrative Services, Inc. (BPA)

◇ Community Investment Services, Inc. (CISI)

Elias Asset Management, Inc. (EAM)

First Liberty Bank & Trust Branches
(A division of Community Bank, N.A.)



BUILDING ON YOUR SUCCESS

It's satisfying to be able to begin an annual letter to shareholders by saying that the past year was a success – and by all measures, 2002 was just that for Community Bank System (CBU).

We enjoyed success on many fronts, including revenue growth, expense reduction, and ultimately, total return to shareholders. And we did so during one of the more challenging economic environments in recent memory. Our success was in large part possible because of the success of our customers and the successful efforts of our employees, and it is with that in mind that the theme of this year's Annual Report to you is "Building on Your Success."

2002 evidenced the early success of the three record-breaking acquisitions that your company completed during 2001, which together added $1.2 billion in assets and expanded our branch network by 70%. These transactions included The Citizens National Bank of Malone, which nicely extended our historically-dominant Northern New York franchise; First Liberty Bank Corp., based in the Scranton/Wilkes Barre area of Northeastern Pennsylvania, our first out-of-state acquisition and stepping stone for further potential expansion in Pennsylvania; and 36 branches with associated deposits and loans from FleetBoston Financial, which wonderfully solidified our Central and Southwestern New York footprint.

The successful and complete integration of 2001's acquisitions into our well-established core business contributed to record operating earnings of $2.96 per share in 2002, which during the third quarter featured the elimination of the acquisitions' initial and short-term dilutive effect on earnings. These record earnings include the beneficial effects of accounting standards (SFAS 142 and 147) permitting the non-amortization of goodwill associated with whole bank, company and branch acquisitions, for which we and other bankers worked assiduously during the past several years.

Our loan and deposit operations centers in Olean and Canton, New York, consolidated and upgraded during the latter half of 2001, are effectively and efficiently supporting the expanded branch network. Branch employees who joined us as a key element of the acquisitions have been thoroughly trained from both a sales and operating perspective

PERFORMANCE HIGHLIGHTS

Near-term Accomplishments

- Generated record operating earnings per share of $2.96 in 2002 – up 46% from 2001.
- Fully assimilated 2001's acquisitions and absorbed their initial dilutive impact on earnings.
- Streamlined our loan and deposit operations centers into single, centralized locations, lowering unit processing costs and facilitating future growth.
- Produced a total return to shareholders (including dividend reinvestment) of 24.1% in 2002 – during a highly challenging period for U.S. equity markets.

Long-term Accomplishments*

- Have more than doubled our noninterest income in only four years, from $15.1 million in 1998 to $30.9 million in 2002.
- Increased our total households served from 111,000 to over 195,000 in just five years.
- Made 10 successful acquisitions in the last nine years, including two financial services providers and 93 branches.
- Total loans exceed $1.8 billion – representing a five-year compound annual growth rate of 16.5%, including acquisitions and organic growth.

* Base period data as reported

and are rapidly becoming fully productive in Community Bank's brand of local, responsive decision-making. The evidence of that productivity is reflected by an annualized growth rate of 6.4% in total loans in the last nine months of 2002 compared to a decline in the first quarter. The foundation for building future financial success is firmly in place.

As a result of strong earnings, a planned reduction in the investment portfolio in the latter half of the year, and a substantial increase in the market value of that portfolio, our capital position, as measured by the tangible equity-to-assets ratio, increased a meaningful 168 basis points during the year to 5.77% at December 31, 2002. Tangible equity itself climbed by $65 million or 51%. Building capital at such growth rates provides additional strength and flexibility to our balance sheet and positions us to continue making appropriate and prudent investments in the business to enhance future success.

The economies of New York and Pennsylvania in 2002 mirrored that of the national economy. While loan growth for the year at 4.3% was modest, the improved annualized rate of 6.4% for the last three

Operating Earnings Per Share



5-year CAGR 10.0%
*Based on 10.1% more average shares outstanding due to secondary offering

Total Assets in billions



5-year CAGR 9.1%



quarters of the year provides encouragement for fully capitalizing on loan growth opportunities from 2001's acquisitions. Historically, the benefit of our acquisitions – which have added over 90 branches since 1994 through eight transactions – has been to fill in or extend our market areas, enabling a greater rate of loan growth and profitability than otherwise supported by our existing footprint.

As noted in earnings releases during the year, we experienced a few isolated charge-offs from a handful of commercial loans. This produced bank-wide net charge-offs at 0.56% of average loans outstanding for the year, moderately above our previous five-year average of 0.41%. A continuing commitment to strong asset quality, coupled with a disciplined approach to determining the appropriate allowance for loan losses, produced a year-end coverage ratio of 213% for the allowance to nonperforming assets. This is entirely consistent with our five-year results. Moreover, the allowance to total loans ratio finished the year at 1.46%, its strongest level since 1997.

Also during 2002, customers used our suite of electronic banking products more and more, as convenience and accessibility continue to be important attributes. We are also pleased that customer demand for our financial services products remains strong, as reflected by solid revenues and growth in earnings contribution from our benefits administration, broker-dealer and personal trust businesses. Elias Asset Management, our institutional and high net worth investment manager, has done a remarkable job of customer retention and new account acquisition during another difficult and challenging year for equity markets.

CBU's stock has performed especially well for investors, particularly in the context of such adverse equity market conditions. Total return to shareholders in 2002, including reinvestment of dividends, was 24.1% – well above the general market and median returns for our peer banks, and clearly a successful outcome for all our investors. Our three- and ten-year total returns have been 15.1% and 14.3%, respectively, also above peer norms and major market indices.

We fully recognize that current and future success is attributable to the consistent and responsible leadership of the Board of Directors and the commitment to excellence in execution of our strategy by our tremendous team of employees. As reported during 2002, we will be hiring a new Chief Financial Officer to replace David Wallace, who is retiring to Florida after fourteen years of energetic service to Community Bank System.

FUTURE PERFORMANCE OBJECTIVES

Near-term Objectives

- Strengthen and deepen CBU's executive management, with a replacement of our retiring Chief Financial Officer.
- Build successfully on the expanded franchise created by 2001's acquisitions, preparing to capitalize on opportunities as economic growth resumes.
- Ensure maintenance of asset quality standards at our expanding company via a new senior credit administrator position and broader loan review activities.
- Improve the return on revenue of our financial services businesses, emphasizing customer retention and business development strategies.

Long-term Objectives

- Grow total assets to $5.0 billion by 2008.
- Derive 40% of revenue from noninterest income sources within five to ten years, including the contribution of financial services acquisitions.
- Expand upon our established presence in the Northeastern Pennsylvania market, maintaining an eye for potential bank and branch acquisitions.
- Reach a total stock market capitalization of $500 million by 2005.

To be sure, 2002 was a success for CBU – but make no mistake, we are by no means ready to rest. The accomplishments we've enjoyed recently are the result of a great deal of hard work and planning, some of which came to fruition many years after our original actions. This year's activities also contained a good measure of resource building and forward planning on our part.

We remain confident as ever that we can continue to build on our success, by helping you – our investors and customers – to succeed. If we keep doing that, the rest will take care of itself.



James A. Gabriel
Chairman of the Board



Sanford A. Belden
President and Chief Executive Officer

Book Value Per Share



5-year CAGR 9.9%

Annual Share Trading Volume in thousands*



* CBU shares only

CBU
LISTED
NYSE

Total Return to Shareholders

		Bank Stock Comparison (b)		General Market Indices Comparison (b)		
	CBU(a)(b)	Peer Average(c)	Difference (% points)	S&P 500	NASDAQ	DJIA
One Year	24.1%	12.7%	11.4%	-22.0%	-31.2%	-14.9%
Three Years	15.1%	10.1%	5.0%	-14.5%	-30.8%	-8.5%
Five Years	3.8%	3.8%	0.0%	-0.6%	-2.9%	2.9%
Ten Years	14.3%	13.7%	0.6%	9.3%	7.0%	12.0%

(a) CBU share price of $31.35 at 12/31/02
(b) Assumes reinvestment of all dividends, excluding 10-year NASDAQ return (N/A)
(c) 24 commercial banks comparable in size, geographic location, and lines of business to CBU.

BUSINESS SUMMARY

Community Banking

Community Bank, N.A. (CBNA), the second-largest community banking franchise headquartered in Upstate New York, has grown significantly in recent years. The number of households we serve (195,000) has more than doubled since 1996, and the number of branches we operate (116) has nearly tripled.

We have expanded by focusing on smaller towns and villages where competition is less concentrated and customer loyalty can be earned. In turn, we have leveraged our dominant market position to generate additional growth, giving us the largest or second-largest deposit market share in 66 of the 91 communities (73%) where we do business today.

Financial Services

We have focused on growing our financial services businesses since the mid-1990s. They reduce our dependence on net interest income and diversify our revenue sources, helping to mitigate the long-term impact of narrowing net interest margins – allowing for stronger, more consistent financial performance. In addition, two of our subsidiaries have brought us geographic diversification.

Our financial services income, at $13.7 million, is over four times the level we generated just six years ago. What's more, each of our 2001 acquisitions brought us thousands of new customers – a number of whom did not previously have access to such products from their prior banks. In the past year alone, many of them have become familiar with (and in many cases, purchasers of) our financial services products, as evidenced by our 8% growth in this area over 2001's revenues.

The various components of our financial services businesses performed as follows during 2002:

Benefit Plans Administrative Services, Inc. (BPA)

Our pension administrator and consultant subsidiary had a record year, growing revenues by 16% to $4.6 million. BPA now represents over 33% of our financial services income, and 15% of our total noninterest income. Based in Utica, N.Y., BPA serves the retirement plan administration and trust needs of more than 350 plan sponsors both within and outside of CBNA's markets, and services over $451 million in assets.

Elias Asset Management (EAM)

Acquired in April 2000, this investment advisory firm based in Williamsville, N.Y. contributed $2.7 million to 2002 revenues. EAM has approximately $405 million in assets under management, from more than 900 clients. Led by President and Chief Investment Officer David J. Elias, EAM made up 9% of our total 2002 noninterest income, and 19% of our financial services income, despite a very challenging economy.

David has appeared on "Wall Street Week" with Louis Rukeyser and is a frequent guest on CNBC and CNN. He is a contributing editor to *Chief Executive* magazine, a member of the national board of governors of the Money Management Institute in Washington, D.C., and an author of two investment advice books.

Financial Services Growth in millions



5-year CAGR 22.4%

* 1998 and 1997 base period estimated to include 2001 acquisition of First Liberty Bank Corp. (FLIB); all other figures are restated actuals, including FLIB.

Loan Growth in billions



5-year CAGR 8.5%

Community Investment Services, Inc. (CISI)

CISI's mutual fund and related financial product sales also had a record year, adding $3.7 million to 2002 revenues. This comprised 12% of our total noninterest income for the year and an increasing source of profit, soundly supporting our 1999 decision to eliminate third-party broker-dealers from our distribution process and create our own in-house capability. CISI revenues grew 57% in 2002 due largely to our in-branch referral program and strong annuity sales, coupled with the hiring of additional financial consultants. Assets held by CISI customers now approximate $230 million.

Personal Trust

We have offered a full range of personal trust services for many years, including living, testamentary and charitable trusts, as well as estate settlement services, conservatorships and investment management services. Together, they contributed $1.7 million (more than 5%) of our total noninterest income in 2002. Personal trust assets under management now exceed $277 million.

Insurance Products Sold Through CISI and at CBNA Branches

In 1999, we expanded the product capabilities of our financial consultants by adding long-term health care and other selected insurance products to their offerings. This, along with greater sales of creditor life and disability insurance at CBNA branches and the related annual dividend from the underwriting agency, resulted in revenues climbing to nearly $1.1 million in 2002, up more than 48% from 1999's levels.

Deposit Accounts

CBNA's deposit account services include standard checking, interest checking, money market, savings, time deposit and individual retirement accounts (IRAs). Individuals, partnerships, and corporations (IPC) comprise approximately 78% of our depositor base, with deposits from municipalities within our market areas making up the balance. We also offer a complete suite of electronic tools to our depositors, including Internet and telephone banking, bill payment, ACH (Automated Clearing House) direct deposit, and a variety of cash management sweep products.



Composition of Noninterest Income

56% Banking Noninterest Income
15% BPA/EBT Plan Admin.
12% CISI/Broker Dealer
9% Elias Asset Management
5% Personal Trust
3% CBNA Insurance

CBNA's total deposits decreased slightly over 2001's level (down 1.6%) after soaring by nearly 75% last year as a result of our three acquisitions (31% growth when 2000 is restated for First Liberty). Also in 2001, we converted our Canton, N.Y. operations facility to a deposit-only processing center, which lowered our unit processing costs in 2002, and now handles all deposits across the franchise more efficiently.

Lending

In the last several years, CBNA has placed a predominant focus on the commercial borrower in order to further diversify its loan portfolio. However, the favorable interest rate environment of 2002 resulted in unusually high levels of consumer mortgage and indirect lending, increasing total loans to a record $1.8 billion. And like our Canton deposit facility, we also converted our Olean, N.Y. operations facility to a single-purpose center in 2001, to better process loans franchise-wide.

About 65% of our outstanding loans are provided to consumers borrowing on an installment and residential mortgage loan basis. Commercial loans are typically for amounts under $100,000. Despite a slight dip in commercial lending in 2002, we've actually grown our business loan portfolio by 119% over the last five years (earlier years exclude First Liberty). It currently comprises 35% of total loans.

Our lending activities include residential, installment, student and farm loans, business lines of credit, working capital facilities, special purpose term lending, equipment leasing services (through a third party), and inventory and dealer floor plans.



DOUBLE A VINEYARDS

In 1990 Dennis and Sue Rak formed Double A Vineyards, a grape vineyard and nursery outside Fredonia, N.Y. that serves the winery and grape juice markets. They began modestly, but soon reached a point where they were ready to expand and grow their business significantly. However, the super-regional bank which had approved their original loan would not help them take their next steps, claiming they were attempting to grow too quickly.

"We're a little different from many businesses," says Sue. "It takes some time to understand our industry, and our old bank wasn't willing to take that time."

But Community Bank System was, and in 1997 Dennis and Sue began a relationship with us that would give Double A Vineyards the funding it needed to become what it is today: the largest grape vine nursery east of California!

Double A Vineyards has grown its revenues from $895,000 in 1997 to over $1.9 million in 2002, adding 60 acres and 1.5 million vine cuttings during that span. They currently cultivate over 85 varieties of grapes with such a superior quality that Dennis was given the 2002 "Grower Award" by the New York State Wine & Grape Foundation. Most impressively, Double A Vineyards is the main supplier of grape vine plantings to the garden centers of The Home Depot, Lowe's and Wal-Mart.

Encompassing four successful subsidiaries – CUTCO Cutlery, Vector Marketing, CUTCO International and KA-BAR – Alcas Corporation has been on a path of steady growth over the last two decades, stemming from the sales of its products through the direct-selling efforts of its Vector Marketing sales force. In 2002, the Olean, N.Y.-based company achieved $250 million in sales, a 20% increase over 2001.

Its famous brand of CUTCO knives has been an element in kitchens throughout North America since 1949, and its KA-BAR brand of sporting knives is quickly becoming commonplace among outdoorsmen and recreationers everywhere. Currently Alcas ranks as the fifth-largest, privately held company in all of Western New York (which includes the Buffalo-Niagara region).

Community Bank System's involvement with Alcas dates back to 1989 and the $1.8 million loan it granted to help the company expand its headquarters. CBU remains today among the company's primary lenders as Alcas makes its way to its goal of being a $500-million company by the end of 2007.



Before You Build, You Need a Blueprint

Community Bank System (NYSE: CBU) has been a solid, consistent performer throughout the last decade, steadily growing through a variety of means. And as simple as it sounds, our success has been attributable to two things: our unwavering commitment to the plan for growth we created in 1993, and the unique way we service our customers.

Therefore, we felt that this year's annual report should give you a better understanding of both.

In the following pages, you will learn about our four-step growth plan: how each component has contributed to our past success and will continue to provide additional opportunities for us in the near- and long-term. And you'll also meet some of our very best success stories: customers throughout our markets who have truly succeeded either in their business or personal lives – with our help, service and steady support.

We have achieved a great deal of success in recent years by developing and remaining committed to an operating strategy that consists of four key elements:

1. Create a dominant branch system with decentralized decision-making at the branch level.
2. Diversify our revenue and earnings streams through noninterest income.
3. Build profitable loan volume.
4. Utilize technology to enhance customer service and productivity.

There it is – the "secret" to our success. Four simple guidelines. Tactics, really, that allowed us to double the size of our company from 1994-1997, and double it again between 1997-2001. But it's not that simple, obviously, or anyone could do it. And we've seen time and again that many cannot – especially the super-regional banks, who abandoned our markets throughout the 1990s after realizing that their business models did not work as well as our own does in our regions. So it's worth taking a closer look at each element, and its importance to CBU's growth.

Growth Element 1: Making Ourselves "At Home"

CBU has intentionally gone down "the road less traveled" in our franchise strategy, focusing on smaller cities, towns and villages – markets where competition is less intense and customer loyalty can be obtained through trust, outstanding service and a commitment to supporting the communities where we live. To that end, we empower our associates at the local level to be key decision-makers, resulting in faster, more responsive service to our customers, without sacrificing accuracy or compromising our credit guidelines and standards.

And why shouldn't our employees be so empowered? After all, they often know our customers best. You see, in "Small Town, U.S.A.," neighbors tend to look out for one another. Our lenders see our customers at the local hair salon, the grocery store or their kids' high school basketball game. They can gauge qualities within our customers and intangibles to their situations that far exceed the details any financial application could provide. True to our name, they literally make Community Bank part of the community. So who better to help their neighbors make appropriate financing decisions?



NORTHEASTERN PA MCDONALD'S

In 1972, Albert and Carol Mueller moved to Scranton, Pa., to open a McDonald's restaurant. Having previously owned and operated a successful bakery and coffee shop in suburban Chicago, this husband and wife had all the credentials to indicate their success in this endeavor too.

In fact, their first restaurant was virtually an instant success. Soon they were ready to expand, and began developing relationships with various regional banks. Surprisingly, however, they were not treated like the experienced, proven entrepreneurs that they were.

"None of the other banks really impressed us," says Carol. "But then our attorney introduced us to Leo Moscowitz of (a predecessor of) First Liberty Bank. He was wonderful – a banker who truly understood the uniqueness of small business ventures. More importantly, he really believed in our venture and thought the world of my husband, who prides himself on his business ethics. The two of them formed a very strong bond."

Twenty-five years later, though Leo has retired, his approach to building customer relationships is still ingrained in the First Liberty family – which is why The Muellers are still a part of our family too, now with 14 McDonald's locations across Northeastern Pa. Best of all, the Muellers are the kind of customer every bank covets: the kind that gives back to their community. They were the catalysts behind two Ronald McDonald Houses in the Scranton/Wilkes-Barre region, as well as the area's Ronald McDonald's Children's Charity Organization, which supports child wellness and development.

With this line of thinking, we've established a dominant presence in these markets, ranking first or second in deposit market share in about three-quarters of the towns where we do business. And we are striving to obtain a larger share of the market in our other locations as well.

Growing by (Disciplined) Leaps and Bounds

One important way we've become such a strong player is through a disciplined acquisition strategy. In fact, in the last nine years we've made eight branch or whole-bank acquisitions, adding 93 branches to our network (a number have since been combined to improve our efficiency and customer service). We've expanded our footprint throughout Central, Northern and Western New York, and recently expanded into the Northeast Pennsylvania market as well – all through our ability to identify, evaluate, execute and fully integrate acquisitions. How? CBU benefits from its nine-member management team who together contribute over 250 years of banking experience. This experience is a tremendous difference-maker when it comes to acquisition skills and savvy.

And while experience is critical in any company's success, it never hurts to have a personal interest at stake as well. Our Board and Executive Management Team together own nearly 12% of the company, ensuring each member's persistent focus toward the company's continued success.

More to Come?

Our acquisitions have all been sound contributors to our growing and profitable network, and given the expertise we've established in this area, we see no reason to back away from something that has worked so well. In late 2001 we completed a secondary common stock offering of more than 1.3 million shares, in addition to placing nearly $50 million in floating-rate trust preferred securities. Besides reducing our short-term debt levels, both provided significant additional capital to support earning asset growth in our newly-acquired FleetBoston branch markets. These offerings followed on a $30 million fixed-rate trust preferred financing in early 1997, which helped fund our combined 20-branch acquisition from Key and Fleet later that year. Prior to that was an 863,000-share common stock and $9 million preferred



5-year CAGR 9.1%

stock financing in mid-1995, which supported the purchase of 15 branches from the former Chase Manhattan Bank. We are pleased with the success we have had in attracting new investment when our growth plan requires it, as well as our ability to quickly absorb any initial earnings dilution that our strategy may entail.

Growth Element 2: Noninterest Income – CBU's Alternative Fuel

The second component of our growth strategy is to diversify our revenue stream through a greater focus on noninterest income. In the mid-1990s we pledged to increase this less cyclical revenue source, which helps mitigate compression on our net interest margins (that's the yield on our loans and investments less cost of funds), thereby making CBU less susceptible to earnings volatility. We subsequently obtained the products and know-how that our customers need and will buy, an investment that has clearly paid off. In 1996, our noninterest income was just $8.9 million, but by the end of 2002 it was over 250% higher at $30.9 million – in just six years' time.

Perhaps more importantly, noninterest income comprised only 13.6% of our total revenue in 1996, but today it comprises nearly 18%, despite the significant growth recently in our net interest income as a result of 2001's acquisitions.

We see financial services as the largest and most promising area within our noninterest income portfolio. The 1999 Financial Services Modernization Act clarified the financial products and services that community banks could offer, thereby "leveling the playing field" for banks to better compete with other financial services providers. Our complement of financial services products is now robust, including those offered through:

- Our broker-dealer (which provides mutual funds and insurance products through CBNA branches and independent offices);



"The other bank didn't even know the location we were considering, even though it was less than an hour away."

Tracy & Michael Hurilla

THE EDGE HOTEL

Tracy and Michael Hurilla recognized the potential for a hotel in Lewis County (N.Y.). Each year thousands of tourists come to the region's Adirondack Mountains to kayak, fish and golf in the warmer months, or snowmobile and ski when the snow flies. So the Hurillas developed a plan to build their hotel, and were as excited as could be with its potential.

That excitement was quickly squelched, however, when the big, super-regional bank they approached for financing turned them down – despite having been solid customers for 15 years! Then they approached a second bank. "The other bank didn't even know the location we were considering," says Tracy, "even though it was less than an hour away."

But Community Bank did. And we knew the Hurillas too, because Adam Smykla (our lending officer) was involved in his community's chamber of commerce, which made him very familiar with Michael's successful construction company. Adam also knew the proposed site, and agreed that a hotel would likely do very well there. "Most of all," says Tracy, "he took the time to really understand our plan." So on his recommendation, Community Bank agreed to help.

Today, The Edge Hotel features 51 rooms, all of which have been steadily occupied since their doors opened in February 2002. In addition to possibly adding more rooms, the Hurillas are considering adding a conference room, banquet facility or even an adjacent shopping plaza in the near future.

UBS PAINEWEBBER

Benefit Plans Administrative Services, Inc. (BPA) provides actuarial, daily valuation recordkeeping and custodial services to organizations that offer retirement plans to their employees. BPA markets these services to mutual fund companies, other banks and broker-dealers, who in turn sell full-service retirement plans to their end-user customers.

Over the past four years, BPA's customer base has grown dramatically to include clients in 27 states and the Commonwealth of Puerto Rico. Client companies include GE, Marriott, Oracle, McDonald's and NFA Burger King. UBS PaineWebber Trust is a significant source of business for BPA in Puerto Rico. U.S. distributors include American Funds, Federated Investors and numerous other banks, trust companies and investment advisors.

How does a retirement plan administration firm located in Utica, N.Y. develop relationships with client companies and distributors of this stature? According to Barry S. Kublin, BPA President, "Our location provides us with an enviable cost structure, our ownership structure provides us with the necessary capital to compete technologically, and our business focus of administering complex retirement plans provides us with a broad geographic market of plans that larger administration firms choose not to support. Much like the approach our sister company, Community Bank System, takes toward its banking customers, BPA is large enough to offer high-tech services, yet small enough to deliver those services in a high-touch manner."



- Our personal trust department (which offers investment services in addition to estate planning and settlement services);
- Our benefit plans subsidiary (which provides actuarial and daily valuation recordkeeping services to sponsors of retirement plans in 27 states and the Commonwealth of Puerto Rico); and
- Our asset management subsidiary (which provides wealth management services to high-net-worth individuals, corporations and not-for-profits, a number of whom reside in parts of New England, Pennsylvania, the Midwest and Florida, besides New York State).

Financial services revenues now comprise 44% of our total noninterest income, up from 36% in 1996. This number was actually higher in 2001 at 48%, and would have risen this year, were it not for the welcomed surge in noninterest banking revenues from the FleetBoston branch acquisition, as well as expanded overdraft and electronic banking income from the remainder of the bank. Nonetheless, the total dollar amount contributed by financial services rose 8%, year-over-year, to $13.7 million. Clearly this business is still performing well, and will be among our first and most significant areas to benefit from a rebound in the economy.

Getting More from our Mergers

One of the biggest contributions our financial services products make is the impact they have on our acquisitions. For example, when we first considered buying First Liberty Bank & Trust in 2001, we recognized that in addition to its fundamentally solid organization, impressive asset quality and cost saving opportunities, it was also potentially a significant new outlet for all of our financial services products. First Liberty had barely begun offering a select few of these products. Therefore, we saw that we would be inheriting a customer base that was lacking – and needed – these very products and services. Just one year later, we have already seen strong customer

Noninterest Income excl. securities/debt extinguishment gains/losses

2002	$30,927
2001	$26,504
2000	$23,284
1999	$18,153
1998	$16,812

5-year CAGR 17.1%



Rachel and Jeremy Newvine

HOMEOWNERS

Rachel and Jeremy Newvine were like any young newlyweds. Married in their late 20s, this St. Lawrence County (N.Y.) couple both got jobs and began planning the next steps of their lives together.

But then something happened that they had not planned for at all. Though just 27, Jeremy was diagnosed with cancer, which quickly halted many of their plans. But one plan they did not want to give up was their dream to own their own home.

However, Jeremy's illness forced him to disability status with his employer just as they were ready to apply for their mortgage. With Jeremy as the major source of income in the family, this would have been a crushing blow to their credit profile with many banks. Lucky for the Newvines, however, they had applied through their local Community Bank, N.A. branch. There they met Diane Easton, their lender who was determined to help them find a way to make this happen. Working in conjunction with the St. Lawrence County Housing Council, Diane was able to put together a creative and feasible plan that allowed them to be approved.

"We couldn't have made it through this without Diane's help," says Rachel. "She just made everything so easy for us. She helped us tremendously during a really difficult time."

Best of all, this story has a happy ending. Not only did their dream to own a home come true, but Jeremy's cancer is in remission and he's back working full-time.

demand in this market for our financial services, along with a similarly positive response in the markets serviced by the FleetBoston branches acquired later in 2001.

Corning Natural Gas

Corning Natural Gas (CNG) has relied on Community Bank System for ten years for a true variety of financing needs. Not only have we helped CNG finance its natural gas local distribution company (which serves New York's Finger Lakes and Southern Tier regions), it also contains several other diversifying segments, including its:

- Appliance division, which sells, rents and services gas-burning appliances;
- "Tax Center" division, which provides tax preparation, accounting and payroll services to approximately 1,000 clients;
- Realty division, a residential and commercial real estate business with more than 60 agents in and around Corning; and its
- "Foodmart Plaza" retail complex, an eight-tenant leasing business anchored by a major supermarket.

Community Bank has assisted with the financing for all of these CNG subsidiaries, and has helped this company grow to the nearly $29 million-asset entity it is today.



Growth Element 3: Come Borrow From Us!

Our growth strategy's third component is our commitment to build a profitable and diversified loan portfolio. We've been particularly strong in this area, growing our total loan portfolio at a 16.5% reported compound annual rate over the last five years to its current $1.8 billion level. This was achieved through a combination of organic growth, loans that came with our bank and branch acquisitions, and subsequent growth in the acquired new markets. Better yet, we've done this while maintaining asset quality levels that are equal to or better than those of our 24-bank peer group.

Prior to 2002, we were actually growing commercial loans faster than loans to individuals – a conscious effort on our part to reposition our lending approach and focus in order to achieve a more balanced portfolio.

However, 2002's unusually low interest rate environment brought an unprecedented surge in activity among retail borrowers who sought to take advantage of the resulting favorable housing market and refinancing opportunities. Consequently, in 2002 our consumer mortgage portfolio grew by 15% ($67 million) over 2001's levels, and now represents 28% of total loans outstanding.

Similarly, consumer indirect loans (borrowing originated mostly on site at automobile dealerships) also benefited tremendously from this favorable interest rate environment and our attractive financing programs. We saw strong growth in both our New York and Pennsylvania markets in 2002, each of which added new originating dealers during the year. Indirect loans rose $39 million or 16% during 2002, ending the year at $287 million.

Though we are more than happy to "go with the flow" and enjoy the benefits of the current environment, we are still convinced of the long-term merits of our lending strategy, and remain focused on growing our commercial portfolio. We've hired skilled, experienced commercial lending professionals, many of whom left the super-regional banks within our markets to join Community Bank System. By empowering them to make loan decisions locally, we ensure a greater degree of control over asset quality and accuracy, engender higher customer satisfaction, and foster a deeper sense of employee motivation. Many of our lenders longed for such responsibilities during their tenures with the super-regionals, an autonomy that positions us extremely well to compete for good quality loan business. Though business lending has remained essentially flat in the Upstate



Commercial Loan Diversification by Industry Type

19% Commercial Real Estate
14% Services
10% Healthcare
9% Auto Dealers
8% Agriculture
7% Hotel & Restaurant
6% Construction
6% Manufacturing
6% Retail Trade
6% Transportation
9% All Other



Dan Jordan

ADVANCED MONOLYTHIC CERAMICS

In 1994, Dan Jordan found himself working for a company that decided it wanted to exit the very niche business he knew best: specialty ceramic capacitor production. So instead of just watching another company develop a strength in this niche market, Dan decided he would create his own.

Dan approached Community Bank with his idea and a business plan for success. Though he had no prior experience owning and running a business, Dan's plan was strong, so the bank approved his financing request.

Today Dan's company, Advanced Monolythic Ceramics (AMC), is a leading specialty ceramic capacitor manufacturer that primarily serves the aerospace and military industries. AMC has grown steadily since 1994, most recently completing a major acquisition (also with the assistance of CBNA). When coupled with the relocation and expansion of its headquarters in Olean, N.Y., Dan has brought over 150 new jobs to New York's Southern Tier, which led Governor George E. Pataki to name Dan Jordan as New York State's Small Businessman of the Year in 2001.

"Community Bank has been a great partner for our business," Dan says. "I've never experienced any other bank quite like them. It's their personal touch. Whenever I have to talk to them, I just pick up the phone and there they are. Better yet, they'll be on my front doorstep in a half hour, if I need them."

New York and Pennsylvania markets during this challenging business environment, we anticipate this will improve as the economy stabilizes and strengthens.

Growth Element 4:
Technology – Building The Perfect Service Mix

The fourth element of our growth strategy sometimes surprises those who tend to think of community banking as it was thirty years ago. But just as we hope you've seen from our customer examples in this report, here's yet another area where you might be pleasantly surprised.

Our fourth focus is technology – specifically, an on-going commitment to have the necessary technology in place to support both our growth and cost-reduction initiatives. In fact, we have made significant investments in technology over the years as well as recently, such as:

- Working with a technology partner, to ensure that our systems remain up-to-date and responsive to all our business needs. Ten years ago, we established a contractual relationship with Fiserv, the largest data processing provider to the banking industry, having developed deep expertise over many years. We believe our alliance with Fiserv has provided the most economical and effective solutions available to meet our technology needs, enabling us to more quickly offer expanded products and services to customers.
- Successfully introducing Internet banking to CBU customers. Internet banking has been widely accepted by more than 18,000 commercial and residential customers. We have also offered on-line capabilities for nearly four years now to the 401(k) accounts serviced by our Benefit Plans Administrative Services subsidiary. And we continue to enhance back-office support services to our brokerage customers through automation.
- Converting our check processing to an image-based system to improve our operating efficiency. We are currently in the planning stage with Fiserv to develop a means by which customers may have their statements delivered to them via the Internet (e-statements). This capability complements our check safekeeping services – used by over 46% of our customers.



- Promoting our telephone banking service (actively used by 29,000 customers) and our extensive network of 85 ATMs, both of which have provided enhanced convenience for our customers – and improved efficiency for us.

All told, in the last five years we have invested over $27 million in technology-related issues, be they microcomputer hardware and software purchases or our comprehensive outsourced services. We expect to invest another $3.5 million in computer hardware and software in 2003, as we continue to refine the perfect mix of convenience and personal touch for our customers.

What Goes Around...

Like we said at the start of this "Strategic Growth Blueprint," the secret of our success is "simple." We do two things: we stick to our plan, and we provide the best customer service around. And while you've just seen that it's a bit more complicated than this, these two objectives really are the essence of Community Bank System.

We hope this review of our growth strategy, coupled with our various customer accolades, has helped you better understand our company and our plan for achieving better and better results. 2002 was a great success for our company, but by no means are we ready to rest. We remain as confident as ever that our plan will allow us to continue building on *your* success. That's why we're here... to help you – our customers and our investors – to succeed. If we keep doing that, the rest will take care of itself.

BOARD OF DIRECTORS








James A. Gabriel was named Chairman of the Board on January 1, 1999. At age 55, he has served as a Director of the company since 1984. He is Owner of the law firm of Franklin & Gabriel, located in Ovid, New York.

Sanford A. Belden, age 60, has served as a Director of the company since 1992, when he was also named to the posts of President and Chief Executive Officer. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, New York from 1990 to 1992 and prior thereto served as President, Community Banking, for First Bank System, Minneapolis, Minnesota, a multi-state bank holding company.

John M. Burgess has served as a Director of the company since 1991. At age 66, he is a retired president of Kinney Drugs, Inc., a drug and retail chain with stores primarily located throughout Upstate New York. He is Chairman of the Investment and Technology Committees, and a member of the Audit/Compliance/Risk Management and Loan Committees.

Paul M. Cantwell, Jr., age 61, is the former Chairman and President of the Citizens National Bank of Malone, which was acquired by the company in January 2001, at which time he became a Director. He is Owner of the Cantwell & Cantwell Law Offices located in Malone, New York. He is a member of the Personnel and Trust Committees.

William M. Dempsey is retired from the Rochester (NY) Institute of Technology (RIT), where he was VP, Finance and Administration, and President of the American College of Management and Technology (an affiliate of RIT), located in Dubrovnik, Croatia. He is Chairman of the Nominating and Audit/Compliance/Risk Management Committees and a member of the Investment and Technology Committees. At age 64, he has been a Director since 1984.

Nicholas A. DiCerbo is a Partner of the law firm of DiCerbo & Palumbo of Olean, New York. At age 56, he has been a Director of the company since 1984. He is Chairman of the Strategic/Executive Committee and a member of the Loan and Personnel Committees.

Market Capitalization in thousands*

2002	$406,296
2001	$338,059
2000	$261,360
1999	$246,520
1998	$318,189

*CBU capitalization only

Dividends per Share annually

2002	$1.12
2001	$1.08
2000	$1.04
1999	$0.96
1998	$0.86

CORPORATE OFFICERS

Sanford A. Belden
Mr. Belden has been President and Chief Executive Officer of the company and the bank since October 1, 1992. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, New York from 1990 to 1992 and prior thereto served as President, Community Banking, for First Bank System, Minneapolis, Minnesota, a multi-state bank holding company.

David G. Wallace
Mr. Wallace became Vice President and Chief Financial Officer of the bank and Treasurer of the company in November 1988 and Senior Vice President and Chief Financial Officer of the bank in August 1991. He assumed his current position in February 2000. He was formerly Executive Vice President, Cates Consulting Analysts, Inc. from 1987-1988, and previously held senior financial planning and analysis positions at Syracuse Savings Bank and Maryland National Bank. He intends to retire during the second quarter of 2003.



Lee T. Hirschey, age 67, has been a Director of the company since 1991. He currently serves as President and Chief Executive Officer of Climax Manufacturing Company, a converter and manufacturer of paper products headquartered in Castorland, New York. He is Chairman of the Trust Committee and a member of the Investment, Nominating, and Personnel Committees.



Harold S. Kaplan, has served as a Director of the company since 2001, following the merger of First Liberty Bank & Trust Co. Mr. Kaplan, Co-owner M.C.F., Inc. and Partner, D&T Real Estate, Scranton, Pennsylvania, is 69 years of age. He serves on the Investment and Trust Committees of Community Bank.



Saul Kaplan, age 77, is a former President of NBO National Bank which merged into First National Bank of Jermyn in February 1999, and merged subsequently into First Liberty Bank & Trust. Mr. Kaplan has served as a Director of the company since 2001, following the acquisition of First Liberty Bank & Trust. He is Co-owner M.C.F., Inc. and Partner, D&T Real Estate, Scranton, Pennsylvania.



David C. Patterson is President and owner of Wight and Patterson, Inc., a manufacturer and seller of livestock feed located in Canton, New York. At age 61, he has served as a Director of the company since 1991. He is Chairman of the Loan Committee and a member of the Nominating, Strategic/Executive, and Trust Committees.



Peter A Sabia, owner of Valley Dodge Truck Center, Dunmore, PA, is 71 years of age. He has served as a Director of the company since 2001, following the merger of First Liberty Bank & Trust. Mr. Sabia is a member of the Compensation, Loan, Technology and Trust Committees.



William N. Sloan, age 68, has served as a Director of the company since 1991. He is Vice President for Administration Emeritus with The State University of New York College at Potsdam, where he also served as Associate Professor of Mathematics prior to 1997. He is Chairman of the Personnel Committee and a member of the Audit/Compliance/Risk Management, Strategic/Executive, and Technology Committees.



Corporate Officers, left to right: Michael A. Patton, James A. Wears, Sanford A. Belden, David G. Wallace, Steven R. Tokach

Michael A. Patton
Mr. Patton was named President, Financial Services in February 2000. He was formerly the President and Chief Executive Officer of The Exchange National Bank, a former subsidiary of the company, from 1984 until January 1992, when, in connection with the consolidation of the company's five subsidiary banks into Community Bank, N.A., he was named President, Southern Region.

James A. Wears
Mr. Wears was named President, Banking in February 2000. Formerly he served as Senior Vice President of the St. Lawrence National Bank, a former subsidiary of the company, from 1988 through January 1991 and as President and Chief Executive Officer from January 1991 until January 1992. Following the January 1992 consolidation of the company's five subsidiary banks into Community Bank, N.A., Mr. Wears was named President, Northern Region.

Steven R. Tokach
Mr. Tokach assumed his current position of President, First Liberty Bank & Trust in May 2001, when First Liberty Bank Corp. was purchased by Community Bank System, Inc. He was Executive Vice President of First Liberty Bank Corp. and First Liberty Bank & Trust from 1994-2001, and from 1998-1993, served as Vice President and Executive Vice President of Guaranty Bank, N.A. and First Eastern Bank, respectively, both in Pennsylvania.

The following terms are particular to our industry and appear throughout this Annual Report. A more detailed explanation of certain terms is found in the Notes to the company's financial statements contained on Form 10-K within this Annual Report.

Acquisition-related items: One-time expenses related to consummating and integrating the company's acquisitions, including associated investment and debt restructuring.

Net income – operating: Net income, excluding acquisition-related items and unusual expenses.

Cash earnings (net income – cash): Net income, excluding the after-tax impact of amortizing (writing down over time) the premium that the company has paid for its acquisitions. Many analysts consider this as a better measure of a company's earnings power and ability to support future growth.

Cash operating earnings (net income – cash operating): Increases cash earnings by the after-tax impact of acquisition-related items and unusual expenses.

Consumer direct lending: Direct lending to consumers through the bank's branches, largely on an installment basis, for the purchase of automobiles and durable (long lasting) goods for the home, and for educational and general purposes. Also includes loans secured by the equity in a borrower's home.

Consumer indirect lending: Loans originated through applications taken on the premises of automobile, boat, and other dealers selling substantially priced goods, electronically submitted to the bank, and approved within a very short time period while the consumer remains on premises.

Core deposits: The total of checking, interest checking, savings and money market deposits, and certificates of deposit less than $100,000. Generally considered a bank's most stable and affordable source of funds.

Coverage ratio: The ratio of loan loss allowance to nonperforming loans (loans for which payment is delinquent 90 days or more and loans for which interest is not being accrued) or nonperforming assets (additionally includes collateral acquired by a bank after a loan has defaulted). Considered an indicator of the strength of a financial institution's allowance for loan losses.

Diluted shares (or fully diluted): A calculation which includes those shares issued and outstanding or issuable upon the exercise of in-the-money stock options held by employees or Directors, offset by the number of shares which the company could repurchase on the open market with the cash received upon exercise. Shares held in treasury are excluded.

Efficiency Ratio (Recurring): Measure of a bank's productivity, derived by dividing overhead expense by revenues (net interest income (FTE) plus noninterest income), excluding the effect of gains or losses on the sale of securities or the extinguishment of debt, amortization of intangibles, gains or losses on the sale of subsidiaries, disposition of branch properties, acquisition-related expenses and other one-time items. The lower the ratio, the better the efficiency.

Full-tax equivalent (FTE): Restatement of tax-exempt interest income as if it were fully taxable. Enables tax-exempt interest income to be compared to taxable interest income on a consistent basis.

IPC deposits: Deposits from individuals, partnerships and corporations (i.e., all consumer and commercial deposits). Excludes deposits from local governments/municipalities. Constitutes the major component of core deposits (see above).

Interest rate spread: The difference between the yield on a bank's earning assets and the rate it pays on its combined interest-bearing funds (deposits plus borrowings). It's considered a basic measure of sensitivity of a bank's net interest earnings to changes in interest rates, excluding funding from noninterest-bearing sources.

Loan loss provision: The charge against earnings to increase the allowance for loan losses (net of current period charge-offs) sufficient to absorb probable future charge-offs.

Net interest income: Banking revenues generated from standard lending and investment activities, equaling the difference between interest income on loans and investments and interest expense on deposits and borrowings. It's the primary source of earnings before expenses for most banks.

Net interest margin: A performance measure or ratio which is calculated by dividing net interest income by average interest-earning assets. It's the most basic indicator of the relative return on loan and investing activities before overhead and loan loss provision. Interest rate spread is a component of the net interest margin.

Noninterest income: Revenues generated from fee-based depositor and borrowing services (including ATMs and overdrafts), and the sale of financial services products. As reported by the company, it may exclude gains or losses from the sale of securities and extinguishment of debt and the impact of the disposal of branch properties, if indicated.

Nonperforming assets: Represent loans delinquent as to interest or principal for a period of 90 days or more, loans for which interest is not being accrued (no payments expected), restructured loans, and real estate acquired through foreclosure.

Tangible equity/assets: Shareholders' equity net of goodwill and intangible assets divided by the assets of the bank, net of goodwill and intangible assets. It's a highly conservative measure of capital strength which assumes that premiums paid for the franchise value of acquisitions have no value.

Tier 1 Capital: Shareholders' equity, adjusted for the unrealized gain or loss on securities held for sale and for certain assets such as goodwill and other intangibles. It's the primary measure of a bank's capital as defined by various bank regulatory agencies.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **FOR ANNUAL AND TRANSITIONAL REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

Commission file number 0-11716



COMMUNITY BANK SYSTEM, INC.

(Exact name of registrant as specified in its charter)

New York Stock Exchange

(Name of Each Exchange on Which Registered)

Delaware	16-1213679
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
5790 Widewaters Parkway, DeWitt, New York	13214-1883
(Address of principal executive offices)	(Zip Code)

(315) 445-2282

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act: Common Stock, No Par

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during all the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes X No__.

The aggregate market value of the voting stock held by non-affiliates of the Registrant on June 28, 2002, determined using the closing price per share on that date of $32.25, as reported on the New York Stock Exchange was $380,747,918.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

13,017,035 shares of Common Stock, no par value, were outstanding on March 17, 2003.

DOCUMENTS INCORPORATED BY REFERENCE.

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

Portions of Definitive Proxy Statement for Annual Meeting of Shareholders to be held on May 28, 2003 (the "Proxy Statement") is incorporated by reference in Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I		Page
Item 1.	Business	23
Item 2.	Properties	30
Item 3.	Legal Proceedings	30
Item 4.	Submission of Matters to a Vote of Security Holders	30
Item 4A.	Executive Officers of the Registrant	31
PART II		
Item 5.	Market for Registrant's Common Stock and Related Shareholders Matters	32
Item 6.	Selected Financial Data	32
Item 7-7A.	Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk	35
Item 8.	Financial Statements and Supplementary Data:	
	Community Bank System, Inc. and Subsidiaries:	
	Consolidated Statements of Condition	62
	Consolidated Statements of Income	63
	Consolidated Statements of Changes in Shareholders' Equity	64
	Consolidated Statements of Cash Flows	65
	Notes to Consolidated Financial Statements	66
	Report of Independent Accountants	86
	Two Year Selected Quarterly Data	87
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	87
PART III		
Item 10.	Directors and Executive Officers of the Registrant	88
Item 11.	Executive Compensation	88
Item 12.	Security Ownership of Certain Beneficial Owners and Management	88
Item 13.	Certain Relationships and Related Transactions	88
Item 14.	Controls and Procedures	88
PART IV		
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	89
Signatures		91
Certifications		92

Part I

This Annual Report on Form 10-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank Services, Inc. and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set forth herein under the caption "Forward-Looking Statements."

Item 1. Business

GENERAL

Community Bank System, Inc. ("Company") was incorporated on April 15, 1983, under the Delaware General Corporation Law. Its principal office is located at 5790 Widewaters Parkway, DeWitt, New York 13214 and its telephone number is (315) 445-2282. The Company maintains a website at communitybankna.com. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, are available on the Company's website free of charge as soon as reasonably practicable following the filing of those reports with the Securities and Exchange Commission.

The Company became a bank holding company in 1984 with the acquisition of The St. Lawrence National Bank ("St. Lawrence Bank") on February 3, 1984 and the First National Bank of Ovid (renamed Horizon Bank, N.A or "Horizon Bank") on March 2, 1984. Also in 1984 the Company obtained a national bank charter for its third wholly-owned subsidiary bank, The Exchange National Bank ("Exchange Bank"), and on July 1, 1984 Exchange Bank acquired the deposits and certain of the assets of three branches of the Bank of New York located in Southwestern New York. On September 30, 1987, the Company acquired The Nichols National Bank ("Nichols Bank") located in Nichols, New York. On September 30, 1988, the Company acquired ComuniCorp, Inc., a one-bank holding company located in Addison, New York, the parent company to Community National Bank ("Community Bank").

On March 26, 1990, Community Bank opened the Corning Market Street branch from the Company's acquisition of deposits and certain assets from Key Bank of Central New York. On January 1, 1992, the Company's five banking affiliates consolidated into a single, wholly-owned national banking subsidiary, known as Community Bank, N.A. ("CBNA" or "Bank"). On March 31, 1993, the Bank's marketing representative office in Ottawa, Canada was closed. On June 3, 1994, the Company acquired three branch offices in Canandaigua, Corning and Wellsville, New York from the Resolution Trust Corporation. At that time, the pre-existing Canandaigua branch office loans and deposits were transferred to the new facility. On October 28, 1994, the Company acquired the Cato, New York branch of The Chase Manhattan Bank, N.A. On July 14, 1995, the Company acquired 15 branch offices from The Chase Manhattan Bank, N.A. located in Norwich, Watertown (two), Boonville, New Hartford, Utica, Skaneateles, Geneva, Pulaski, Seneca Falls, Hammondsport, Canton, Newark (two), and Penn Yan, New York ("Chase Branches"). As required under that agreement, the Company sold three of the former Chase Branches, located in Norwich, New Hartford, and Utica, to NBT Bank, N.A. on December 15, 1995. On June 16, 1997 the Company acquired from Key Bank of New York eight branches located in Alfred, Cassadaga, Clymer, Cuba, Gowanda, Ripley, Sherman, and Wellsville in Southwestern New York State. On July 18, 1997 the Company acquired from Fleet Bank 12 branches located in Old Forge, Boonville, Ogdensburg, St. Regis Falls, Gateway Plaza, Watertown (2), Clayton, Lowville, Massena (2), and Gouverneur in Northern and Central New York State. Eight of the former Fleet offices or existing Bank offices in Watertown (2), Boonville, Ogdensburg (2), Gouverneur, and Massena (2) have since been combined. On January 26, 2001, the Company purchased the Citizens National Bank of Malone, with its offices in Brushton, Chateaugay, Hermon, and Malone (2) now being administered from the Bank's Northern Market operations and management center in Canton, NY. On May 11, 2001, the Company purchased First Liberty Bank Corp. First Liberty had 13 branches based in the Scranton/Wilkes Barre area of Northeastern Pennsylvania. These branches are now identified in the marketplace as "First Liberty Bank & Trust, a division of Community Bank, N.A." On November 16, 2001, the Company purchased 36 branches located in the Finger Lakes and Western New York Regions from FleetBoston Financial. These branches now operate as Community Bank, N.A. offices; five have since been closed or combined with other Bank branches.

The Company had a wholly owned data processing subsidiary, Northeastern Computer Services, Inc. ("Northeastern"). Northeastern was acquired by the Company from The St. Lawrence Bank on May 31, 1984 pursuant to a corporate reorganization. Northeastern had previously been a wholly-owned subsidiary of The St. Lawrence Bank and was the survivor of a merger with Lawban Computer Systems, Inc., another wholly-owned subsidiary of The St. Lawrence Bank. In December 1991, the Company entered into a five-year agreement with Mellon Bank, N.A. ("Mellon") to provide data processing services. The agreement has twice been renewed with the subsequent acquirer of Mellon's data services, Fiserv, Inc., for a term now ending December 31, 2005. On June 30, 1992, Northeastern ceased operations. On January 17, 1997 all the outstanding shares of common stock of Northeastern were transferred from the Company to Community Bank, N.A. On that date, Northeastern became a wholly owned subsidiary of the Bank and changed its

name to CBNA Treasury Management Corporation ("TMC"). TMC is now utilized by the Bank to manage its Treasury function, including asset/liability, investment portfolio, and liquidity management.

The Company also had a wholly-owned mortgage banking subsidiary, Community Financial Services, Inc. (CFSI), which was established in June 1986; it commenced operation in January 1987. In July 1988, CFSI purchased Salt City Mortgage Corp., a Syracuse-based mortgage broker. CFSI ceased operations in 1990 and was renamed CFSI Close-Out Corp. in 1997.

On July 8, 1996, the Company acquired Benefit Plans Administrators (BPA) of Utica, NY. The subsidiary was renamed Benefit Plans Administrative Services, Inc., continuing as a pension administration and consulting firm serving sponsors of defined benefit and defined contribution plans located in 27 states and the Commonwealth of Puerto Rico.

On February 3, 1997, the Company formed a subsidiary business trust, Community Capital Trust I, for the purpose of issuing preferred securities, which qualify as Tier 1 capital. Concurrent with its formation, the trust issued $30,000,000 of 9.75% preferred securities in an exempt offering maturing in year 2027 and guaranteed by the Company. The entire net proceeds to the trust from the offering were invested in junior subordinated obligations of the Company.

On June 19, 1998, the Company formed a subsidiary, Community Financial Services, Inc. (CFSI), to offer selected insurance products through its own agency. On December 22, 1998, the Company formed a broker-dealer subsidiary, Community Investment Services, Inc. (CISI). The subsidiary became fully operational in March 1999, with a growing number of financial consultants available to provide investment advice and products to customers.

On February 26, 1999, CBNA Preferred Funding Corp., a Real Estate Investment Trust (REIT), was established as a subsidiary of the Bank to invest in real estate mortgage assets originated by the Bank.

On April 3, 2000, the Company acquired Elias Asset Management, Inc. (EAM), of Williamsville, NY, an asset management firm with clients located in New England, New York, Ohio and Florida. As of December 31, 2002, EAM had $405 million in assets under management for individuals, corporate pension and profit sharing plans, and foundations.

On May 11, 2001, the Company formed First Liberty Service Corp. (FLSC). FLSC provides banking-related services to the Pennsylvania branches of the Bank.

On July 16, 2001, the Company formed a subsidiary business trust, Community Capital Trust II, for the purpose of issuing preferred securities, which qualify as Tier 1 capital. Concurrent with its formation, the trust issued $25,000,000 of pooled floating-rate preferred securities (priced at 6 month LIBOR plus 3.75%) in an exempt offering maturing in year 2031 and guaranteed by the Company. The entire net proceeds to the trust from the offering were invested in junior subordinated obligations of the Company. On July 31, 2001, the Company formed a subsidiary business trust, Community Statutory Trust III, for the purpose of issuing preferred securities, which qualify as Tier 1 capital. Concurrent with its formation, the trust issued $24,450,000 of pooled floating-rate preferred securities (priced at 3 month LIBOR plus 3.58%) in an exempt offering maturing in year 2031 and guaranteed by the Company. The entire net proceeds to the trust from the offering were invested in junior subordinated obligations of the Company.

The Company provides banking services through 112 customer facilities in the twenty-two counties of New York State – Allegany, Lewis, Cattaraugus, Seneca, St. Lawrence, Yates, Franklin, Steuben, Chemung, Schuyler, Jefferson, Chautauqua, Tioga, Livingston, Ontario, Wayne, Herkimer, Oswego, Cayuga, Oneida, Erie and Onondoga and in two counties in Northern Pennsylvannia – Lackawanna and Luzerne. Financial services are provided through four other customer facilities. The corporate office is located at 5790 Widewaters Parkway, DeWitt, New York, in Onondaga County.

The Bank is a community retail bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in small towns and villages within its geographic market areas. The Company believes that the local character of business, knowledge of the customer and customer needs, and comprehensive retail and small business products, together with responsive decision-making at the branch and regional level, enable the Bank to compete effectively. The Bank is a member of the Federal Reserve System and the Federal Home Loan Bank of New York ("FHLB"), and its deposits are insured by the FDIC up to applicable limits.

Unless the context otherwise provides, all references in this Annual Report on Form 10-K to the "Company" shall mean, collectively, Community Bank System, Inc. and its subsidiaries.

Banking Services

The Bank offers a range of commercial and retail banking services in each of its market areas to business, individual, agricultural and government customers.

Account Services. The Bank's account services include checking accounts, interest-checking accounts, money market accounts, savings accounts, time deposit accounts, and individual retirement accounts.

Lending Activities. The Bank's lending activities include the making of residential, installment, student and farm loans, business lines of credit, working capital facilities, special purpose term lending, equipment leasing services (through a third party), and inventory and dealer floor plans.

Other Services. The Bank offers a range of other financial services including pension administration and consulting; asset management for individuals, corporate pension and profit sharing plans, and foundations; personal trust services, including living, testamentary and charitable trusts, estate settlement services, conservatorships and investment management services; and various financial and insurance products including mutual funds, annuities, long-term health care and other selected insurance products. The Bank also offers safe deposit boxes, travelers checks, money orders, wire transfers, collections, foreign exchange, ACH (Automated Clearing House) direct deposit, internet and telephone banking, money market investment sweep products, drive-in facilities, automatic teller machines (ATMs), and twenty-four hour depositories.

Competition

The Company, through the Bank, competes in three distinct banking markets in New York State: the Northern Market, East Market and West Market. The Bank also competes in one distinct banking market in Pennsylvania. The Bank considers its market areas in these regions to be the counties in which it has banking facilities. Major competitors in these markets primarily include local branches of banks based in Boston, Massachusetts; Albany or Buffalo, New York; and Cleveland, Ohio, as well as local independent banking and thrift institutions and federal credit unions. Other competitors for deposits and loans within the Bank's market areas include insurance companies, money market funds, consumer finance companies and financing affiliates of consumer durable goods manufacturers. Lastly, personal and corporate trust and investment counseling services in competition with the Bank are offered by insurance companies, investment counseling firms, other financial service firms, and individuals.

New York State Markets

- **Northern Market.** The Northern Market is located in Northern New York State. The Bank operates 31 customer facilities competing for loans and deposits in the six-county market area of Lewis, St. Lawrence, Franklin, Jefferson, Herkimer, and Oneida Counties in Northern New York State. Within this market area, the Bank maintains a market share [(1)] of 10%, among commercial banks, credit unions, savings and loan associations and savings banks. However, in its four-county primary market area (Lewis, St. Lawrence, Franklin, and Jefferson), the Bank has a 21.2% share. The Bank is ranked either first or second in market share in 21 of the 24 towns where these offices are located.

- **East Market.** The East Market is located primarily in the Finger Lakes Region and Corning area of New York State. The Bank operates 35 customer facilities competing for loans and deposits in the twelve-county market area of Yates, Seneca, Steuben, Tioga, Schuyler, Chemung, Livingston, Ontario, Wayne, Oswego, Cayuga, and Onondaga Counties. Within this market area, the Bank maintains a market share [(1)] of approximately 4.7%, among commercial banks, credit unions, savings and loan associations and savings banks. However, the Bank's primary market within this region is Yates County, where the Bank has a 36.3% share. The Bank is ranked either first or second in market share in 18 of the 30 towns where these offices are located.

- **West Market.** The West Market is located primarily in the Southern Tier Region of New York State. The Bank operates 33 customer facilities competing for loans and deposits in the four-county market area of Allegany, Cattaraugus, Chautauqua, and Erie Counties in the Southern Tier of New York State. Within this area, the Bank maintains a market share [(1)] of approximately 3.3%, among commercial banks, credit unions, savings and loan associations and savings banks. However, in its primary market area, which excludes Erie County, the Bank has a 24.0% share. The Bank is ranked either first or second in market share in 23 of the 27 towns where these offices are located.

Pennsylvania Market. The Pennsylvania Market is located in Northeastern Pennsylvania. The Bank operates 13 customer facilities competing for loans and deposits in the two-county market area of Lackawanna and Luzerne Counties. Within this market area, the Bank maintains a market share [1] of approximately 5.7%, among commercial banks, credit unions, savings and loan associations and savings banks. The Bank is ranked either first or second in market share in 4 of the 10 towns where these offices are located.

The table below summarizes the Bank's deposits and market share by the twenty-four counties in which it has customer facilities. Market share is based on deposits of all commercial banks, credit unions, savings and loan associations, and savings banks.

				Number of			
County	Banking Market	CBNA Deposits 6/30/2001 (000's)[1]	Market Share	Facilities	ATM's	Towns	Towns Where CBNA Has 1st or 2nd Market Position
Allegany	West	$174,732	51.1%	10	8	9	9
Lewis	Northern	82,604	40.5	4	1	3	3
Cattaraugus	West	271,915	36.6	10	7	8	7
Yates	East	83,472	36.3	3	2	2	2
Seneca	East	86,783	28.0	4	3	4	3
St. Lawrence	Northern	309,907	25.8	14	8	11	10
Franklin	Northern	87,506	18.7	5	3	4	4
Jefferson	Northern	149,412	13.7	5	5	4	2
Lackawanna	PA	473,858	13.1	11	13	8	4
Steuben	East	165,572	12.7	10	6	8	5
Tioga	East	41,929	12.2	2	2	2	1
Schuyler	East	13,756	11.8	1	1	1	0
Chautauqua	West	165,071	11.8	12	9	9	6
Chemung	East	13,333	11.5	1	1	1	0
Livingston	East	49,096	8.2	3	3	3	2
Ontario	East	80,950	7.4	4	4	3	1
Wayne	East	49,863	5.8	2	1	1	0
Herkimer	Northern	27,599	5.1	1	1	1	1
Oswego	East	46,445	4.1	2	2	2	2
Cayuga	East	27,314	3.4	2	1	2	2
Oneida	Northern	56,197	1.6	2	1	1	1
Luzerne	PA	21,296	0.4	2	2	2	0
Erie	West	28,815	0.2	1	0	1	1
Onondaga	East	9,561	0.2	1	1	1	0
24	Total	$2,516,986	5.1%	112	85	91	66

[1] Deposit market share data as of June 30, 2001, the most recent information available, calculated by Sheshunoff Information Services, Inc. Includes all branches acquired from Citizens National Bank of Malone, First Liberty Bank Corp. and FleetBoston during 2001.

Employees

As of December 31, 2002, the Company employed 1,120 full-time equivalent employees, 1,019 providing banking services and 101 providing financial services. At year-end 2001, there were 1,115 full-time equivalent employees, 1,016 providing banking services and 99 providing financial services. The Company offers a variety of employment benefits and considers its relationship with its employees to be good.

CERTAIN REGULATORY CONSIDERATIONS

Bank holding companies and national banks are regulated by state and federal law. The following is a summary of certain laws and regulations that govern the Company and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations thereunder.

Bank Holding Company Supervision

The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA") and as such is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, the Company's activities and those of its subsidiary have historically been limited to the business of banking and activities closely related or incidental to banking. On March 12, 2000, however, the Gramm-Leachy-Bliley Act took effect, relaxing the previous limitations and permitting bank holding companies to engage in a broader range of financial activities (see "Financial Services Modernization Act" section for details).

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital contributions to a troubled bank subsidiary. The Federal Reserve Board may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the Company does not have the resources to provide it. Any capital loans by the Company to its subsidiary bank would be subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks.

The BHCA requires the prior approval of the Federal Reserve Board in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of, or substantially all of the assets of, any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other bank holding company. The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank.

The Riegal-Neal Interstate Banking and Efficiency Act of 1994 provides that, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies are eliminated. The law also permits interstate branching by banks. The Company believes that the effect of the law has been to increase competition within the markets where the Company operates, although the Company cannot quantify the effect to which competition has increased in such markets or the timing of such increases.

OCC Supervision

The Bank is supervised and regularly examined by the Office of the Comptroller of the Currency (OCC). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt, and acquisition of financial institutions and other companies. It also affects business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

Limits on Dividends and Other Revenue Sources

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations and policies. For example, as a national bank, the Bank must obtain the approval of the OCC for the payment of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2002, the Bank had $34.4 million in undivided profits legally available for the payment of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank to the Company generally are limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specified amounts.

Capital Requirements

The Federal Reserve Board has established risk-based capital guidelines that are applicable to bank holding companies. The guidelines established a framework intended to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and take off-balance sheet exposures into explicit account in assessing capital adequacy. The Federal Reserve Board guidelines define the components of capital, categorize assets into different risk classes, and include certain off-balance sheet items in the calculation of risk-weighted assets. At least half of the total capital must be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, less goodwill ("Tier I capital"). Banking organizations that are subject to the guidelines are required to maintain a ratio of Tier I capital to risk-weighted assets of at least 4.00% and a ratio of total capital to risk-weighted assets of at least 8.00%. The appropriate regulatory authority may set higher capital requirements when an organization's particular circumstances warrant. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, limited-life preferred stock, certain other instruments and a limited amount of loan and lease loss reserves. The sum of Tier I capital and Tier 2 capital is "total risk-based capital." The Company's Tier I and total risk-based capital ratios as of December 31, 2002 were 12.07% and 13.32%, respectively.

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier I capital to quarterly average assets less goodwill ("Tier I leverage ratio") of 3.00% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Tier I leverage ratio of 3.00% plus an additional cushion of at least 100 to 200 basis points. The Company's Tier I leverage ratio as of December 31, 2002 was 7.05%, which exceeded its regulatory requirement of 4.00%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The Company is subject to the same OCC capital requirements as those that apply to the Bank.

Federal Deposit Insurance Corporation Improvement Act of 1991

In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provided for, among other things, (i) a recapitalization of the Bank Insurance Fund (the "BIF") of the FDIC by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators; (iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital; (vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks; (ix) consumer protection provisions including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and (xii) certain additional limits on deposit insurance coverage.

FDICIA requires federal banking agencies to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The following table sets forth the minimum capital ratios that a bank must satisfy in order to be considered "well capitalized" or "adequately capitalized" under Federal Reserve Board regulations:

	Well Capitalized	Adequately Capitalized
Total Risk-Based Capital Ratio	10%	8%
Tier I Risk-Based Capital Ratio	6%	4%
Tier I Leverage Ratio	5%	4%

If a bank does not meet all of the minimum capital ratios necessary to be considered "adequately capitalized," it will be considered "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," depending upon the amount of the shortfall in its capital. As of December 31, 2002, the Bank's total risk-based capital ratio and Tier I risk - based capital ratio were 12.54% and 11.29%, respectively, and its Tier I leverage ratio as of such date was 6.59%. Notwithstanding the foregoing, if its principal federal regulator determines that an "adequately capitalized" institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, it may require the institution to submit a corrective action plan; restrict its asset growth; and prohibit branching, new acquisitions, and new lines of business. Among other things, an institution's principal federal regulator may deem the institution to be engaging in an unsafe or unsound practice if it receives a less than satisfactory rating for asset quality, management, earnings, or liquidity in its most recent examination.

Possible sanctions for undercapitalized depository institutions include a prohibition on the payment of dividends and a requirement that an institution submit a capital restoration plan to its principal federal regulator. The capital restoration plan of an undercapitalized bank will not be approved unless the holding company that controls the bank guarantees the bank's performance. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of five percent (5%) of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. If an undercapitalized depository institution fails to submit or implement an acceptable capital restoration plan, it can be subjected to more severe sanctions, including an order to sell sufficient voting stock to become adequately capitalized. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

In addition, FDICIA requires regulators to impose non-capital measures of bank safety, such as loan underwriting standards and minimum earnings levels. Regulators are also required to perform annual on-site bank examinations, place limits on real estate lending by banks and tighten auditing requirements.

Financial Services Modernization Act

The Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, repealed provisions of the depression-era Glass-Steagall Act, which prohibited commercial banks, securities firms, and insurance companies from affiliating with each other and engaging in each other's businesses.

The Act created "Financial Holding Company" (an "FHC"), a bank holding company with dramatically expanded powers. FHCs may offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. The Federal Reserve serves as the primary "umbrella" regulator of FHCs. Balanced against the attractiveness of these expanded powers are higher standards for capital adequacy and management, with heavy penalties for noncompliance.

Bank holding companies that wish to engage in expanded activities but do not wish to become financial holding companies may elect to establish "financial subsidiaries," which are subsidiaries of national banks with expanded powers. The Act permits financial subsidiaries to engage in the same types of activities permissible for nonbank subsidiaries of financial holding companies, with the exception of merchant banking, insurance underwriting and real estate investment and development. The Company has remained a bank holding company for the time being and will continue to assess its options as circumstances change. The Gramm-Leach Bliley Act also provided privacy protections to consumers by limiting the transfer and use by financial institutions of consumer's nonpublic, personal information.

Sarbanes-Oxley Act of 2002

On July 30, 2002, the Sarbanes-Oxley Act of 2002 was enacted. The various provisions of the Act are effective upon many different dates and subject to ongoing rule making by the Securities and Exchange Commission ("SEC"). The Act generally addresses matters relating to corporate governance, auditing and accounting, executive compensation matters, and enhanced and timely disclosure of corporate information. The New York Stock Exchange has also proposed amendments to its corporate governance rules that have been presented to the SEC for review and approval. Among the objectives of the Act and related rules are enhancing the accountability and timely reporting of financial information by public companies.

Item 2. Properties

The Company has 120 properties, 83 are owned and 37 are located in long-term leased premises. Of the 120 properties, 116 are considered customer facilities. The remaining facilities include its administrative offices at 5790 Widewaters Parkway, DeWitt, New York, its loan and deposit operation centers located in Olean, and Canton, New York, respectively, and a training center located in Ogdensburg, New York.

Real property and related banking facilities owned by the Company at December 31, 2002 had a net book value of $39.3 million and none of the properties was subject to any encumbrances. For the year ended December 31, 2002, rental fees of $1,896,000 were paid on facilities leased by the Company for its operations.

Item 3. Legal Proceedings

The Company and its subsidiaries are subject in the normal course of business to various pending and threatened legal proceedings to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate liability, if any, arising out of litigation pending against the Company or its subsidiaries will have a material effect on the Company's consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of the shareholders during the quarter ended December 31, 2002.

Item 4A. ***Executive Officers of the Registrant***

The following table sets forth certain information about the executive officers of the Company and the Bank, each of whom is elected by the Board of Directors and each of whom holds office at the discretion of the Board of Directors.

Name and Age	Position
Sanford A. Belden Age 60	Director, President and Chief Executive Officer of the Company and the Bank
David G. Wallace Age 58	Treasurer of the Company and Executive Vice President and Chief Financial Officer of the Bank
Michael A. Patton Age 57	President, Financial Services
James A. Wears Age 53	President, Banking
David J. Elias Age 57	President, Chief Executive Officer, and Chief Investment Officer, Elias Asset Management, Inc.
Steven R. Tokach Age 56	President, First Liberty Bank & Trust

Sanford A. Belden (Director, President and Chief Executive Officer of the Company and the Bank). Mr. Belden has been President and Chief Executive Officer of the Company and the Bank since October 1, 1992. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, New York from 1990 to 1992 and prior thereto served as President, Community Banking, for First Bank System, Minneapolis, Minnesota, a multi-state bank holding company.

David G. Wallace (Treasurer of the Company; Executive Vice President and Chief Financial Officer of the Bank). Mr. Wallace became Vice President and Chief Financial Officer of the Bank and Treasurer of the Company in November 1988 and Senior Vice President and Chief Financial Officer of the Bank in August 1991. He assumed his current position in February 2000. He was formerly Executive Vice President, Cates Consulting Analysts, Inc. from 1987-1988, and previously held senior financial planning and analysis positions at Syracuse Savings Bank and Maryland National Bank. Mr. Wallace has elected to take early retirement from the Company. He will continue to serve as the Company's Chief Financial Officer until mid-year 2003 as an appropriate transition plan is completed and will be available under a consulting agreement throughout fiscal year 2004.

Michael A. Patton (President, Financial Services). Mr. Patton was the President and Chief Executive Officer of The Exchange National Bank, a former subsidiary of the Company, from 1984 until January 1992, when, in connection with the consolidation of the Company's five subsidiary banks into Community Bank, N.A., he was named President, Southern Region. He assumed his current position in February 2000.

James A. Wears (President, Banking). Mr. Wears served as Senior Vice President of the St. Lawrence National Bank, a former subsidiary of the Company, from 1988 through January 1991 and as President and Chief Executive Officer from January 1991 until January 1992. Following the January 1992 consolidation of the Company's five subsidiary banks into Community Bank, N.A., Mr. Wears was named President, Northern Region. He assumed his current position in February 2000.

David J. Elias (President, Chief Executive Officer, and Chief Investment Officer, Elias Asset Management, Inc.). Mr. Elias assumed his present position in April 2000, when his company, Elias Asset Management, Inc., was purchased by Community Bank System, Inc.

Steven R. Tokach (President, First Liberty Bank & Trust). Mr. Tokach assumed his position in May 2001, when First Liberty Bank Corp. was acquired by Community Bank System, Inc. He was Executive Vice President of First Liberty Bank Corp. and First Liberty Bank & Trust from 1994-2001, and from 1993-1998, served as Executive Vice President of Guaranty Bank, N.A. and Vice President of First Eastern Bank, both in Pennsylvania.

Item 5. Market for the Registrant's Common Stock and Related Shareholder Matters

The Company's common stock has been trading on the New York Stock Exchange under the symbol "CBU" since December 31, 1997. Prior to that, the common stock traded over-the-counter on the NASDAQ National Market under the symbol "CBSI" beginning on September 16, 1986. The following table sets forth the high and low prices for the common stock, and the cash dividends declared with respect thereto, for the periods indicated. The prices do not include retail mark-ups, mark-downs or commissions. There were 12,978,554 shares of common stock outstanding on December 31, 2002, held by approximately 9,000 registered shareholders of record and shareholders whose shares are held in nominee name at brokerage firms and other financial institutions.

COMMON STOCK PERFORMANCE
NYSE Symbol: CBU
Newspaper Listing: CmntyBkSys
Market (Bid) Price

			Closing Price		
Year / Qtr	High Price	Low Price	Amount	% Change	Quarterly Dividend
2002					
4th	$33.09	$27.20	$31.35	5.8%	$0.29
3rd	$32.55	$26.50	$29.63	-8.1%	$0.29
2nd	$34.21	$29.80	$32.25	7.0%	$0.27
1st	$30.32	$25.93	$30.15	15.1%	$0.27
2001					
4th	$27.80	$24.98	$26.20	-4.7%	$0.27
3rd	$29.85	$24.75	$27.50	-1.8%	$0.27
2nd	$28.94	$26.50	$28.00	-0.2%	$0.27
1st	$29.65	$25.15	$28.06	13.4%	$0.27

The Company has historically paid regular quarterly cash dividends on its common stock, and declared a cash dividend of $0.29 per share for the first quarter of 2003. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock, as well as to make payment of regularly scheduled dividends on the trust preferred stock when due, subject to the Company's need for those funds. However, because substantially all of the funds available for the payment of dividends by the Company are derived from the Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations. See "Certain Regulatory Considerations -- Limits On Dividends and Other Revenue Sources."

Item 6. Selected Financial Data

The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five-year period ended December 31, 2002. The historical "Income Statement Data" and historical "Balance Sheet Data" are derived from the audited financial statements. The " Common Per Share Data", "Common Outstanding Shares", "Selected Performance Ratios", "Asset Quality Ratios" and "Capital Ratios" for all periods are unaudited. All financial information in this table should be read in conjunction with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31,				
In thousands except share and per share data	2002	2001	2000	1999	1998
Income Statement Data:					
Interest income	$204,870	$197,850	$189,574	$166,490	$165,303
Interest expense	77,020	101,195	99,141	78,490	81,216
Net interest income	127,850	96,655	90,433	88,000	84,087
Provision for loan losses	12,222	7,097	7,722	5,856	5,663
Net interest income after provision for loan losses	115,628	89,558	82,711	82,144	78,424
Noninterest income	30,927	26,504	23,284	18,153	16,812
Net investment security gains (losses) & loss on early retirement of long-term borrowings	1,673	(113)	(159)	(413)	2,006
Noninterest expense	89,171	74,163	65,643	62,055	61,389
Amortization of intangible assets	5,953	6,679	4,891	4,723	4,748
Acquisition and unusual expenses	700	8,164	400	0	1,098
Income before income taxes	52,404	26,943	34,902	33,106	30,007
Provision for income taxes	13,887	7,814	10,003	9,444	10,472
Net income before cumulative effect of change in accounting principle	38,517	19,129	24,899	23,662	19,535
Cumulative effect of change in accounting principle	0	0	0	0	194
Net income	$38,517	$19,129	$24,899	$23,662	$19,729
Net income - Operating [(1)]	$38,942	$24,052	$25,136	$23,662	$20,378
Net income - Cash [(2)]	$42,133	$23,474	$27,795	$26,480	$22,562
Net income - Cash Operating [(3)]	$42,558	$28,397	$28,032	$26,480	$23,211
Balance Sheet Data:					
Total assets	$3,434,204	$3,210,833	$2,650,673	$2,493,977	$2,296,059
Loans, net of unearned discount	1,806,905	1,732,870	1,515,877	1,425,773	1,293,135
Earning assets (Excl. MVA) [(5)]	3,026,159	2,863,944	2,435,604	2,295,871	2,079,876
Intangible assets	134,828	142,342	55,234	54,150	54,438
Total deposits	2,505,356	2,545,970	1,948,557	1,844,752	1,874,666
Long-term borrowings	215,000	231,000	240,000	145,567	155,470
Trust preferred securities	77,375	77,819	29,824	29,817	29,810
Shareholders' equity	$325,038	$267,980	$201,791	$165,705	$179,073
Common Per Share Data:					
Net income (diluted)	$2.93	$1.62	$2.32	$2.18	$1.75
Net income - operating [(1)] (diluted)	$2.96	$2.03	$2.34	$2.18	$1.81
Net income - cash [(2)] (diluted)	$3.20	$1.99	$2.59	$2.44	$2.00
Net income - cash operating [(3)] (diluted)	$3.23	$2.40	$2.61	$2.44	$2.06
Cash dividends declared	$1.12	$1.08	$1.04	$0.96	$0.86
Book value - stated	$25.04	$20.77	$19.11	$15.55	$16.50
Book value - tangible	$14.66	$9.74	$13.88	$10.47	$11.02
Common Outstanding Shares:					
Average during period (Incl. common stock equivalents)	13,166,954	11,824,589	10,737,000	10,861,000	11,260,000
End of period (Excl. common stock equivalents)	12,978,554	12,902,812	10,559,897	10,657,770	10,855,964
Selected Performance Ratios:					
Return on average total assets	1.14%	0.66%	0.97%	1.00%	0.87%
Return on average total assets - operating [(1)]	1.15%	0.83%	0.98%	1.00%	0.90%
Return on average total assets - cash [(2)]	1.24%	0.81%	1.09%	1.12%	0.99%
Return on average total assets - cash operating [(3)]	1.26%	0.98%	1.10%	1.12%	1.02%
Return on average common shareholders' equity	13.06%	7.99%	14.27%	13.56%	11.11%
Return on average common shareholders' equity - operating [(1)]	13.21%	10.05%	14.40%	13.56%	11.47%
Return on average common shareholders' equity - cash [(2)]	14.29%	9.81%	15.93%	15.18%	12.70%
Return on average common shareholders' equity - cash operating [(3)]	14.43%	11.86%	16.06%	15.18%	13.07%
Common dividend payout ratio	37.7%	65.7%	40.6%	40.4%	44.9%
Net interest margin (taxable equivalent basis)	4.63%	3.97%	4.06%	4.32%	4.14%
Noninterest income to operating income (taxable equivalent basis and excludes security gains/losses and branch dispositions)	17.9%	20.4%	19.3%	16.2%	16.3%
Efficiency ratio [(4)]	52.5%	56.6%	54.6%	55.5%	59.7%
Loans, net of unearned discount, to deposits at period end	72.1%	68.1%	77.8%	77.3%	69.0%
Asset Quality Ratios:					
Nonperforming loans to total loans	0.64%	0.53%	0.49%	0.51%	0.48%
Nonperforming assets to total loans and other real estate owned	0.69%	0.61%	0.58%	0.62%	0.62%
Nonperforming assets to total assets	0.36%	0.33%	0.33%	0.36%	0.35%
Allowance for loan losses to loans	1.46%	1.38%	1.32%	1.30%	1.32%
Allowance for loan losses to nonperforming loans	226.1%	262.6%	270.6%	253.4%	276.4%
Net charge-offs to average total loans	0.56%	0.42%	0.42%	0.33%	0.45%
Capital Ratios:					
Total shareholders' equity to total assets	9.46%	8.35%	7.61%	6.64%	7.80%
Tangible equity to tangible assets	5.77%	4.09%	5.65%	4.57%	5.56%
Tier 1 capital to risk-adjusted assets	12.07%	10.53%	10.49%	10.87%	10.18%
Total risk-based capital to risk-adjusted assets	13.32%	11.83%	11.70%	12.10%	11.43%
Tier I leverage ratio	7.05%	6.73%	6.67%	6.76%	6.27%

[(1)] Operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings, and accordingly, are not presented in accordance with Generally Accepted Accounting Principles (GAAP).

[(2)] Cash adjusted amounts and ratios exclude the after-tax effect of amortization of intangible assets and, accordingly, are not presented in accordance with GAAP.

[(3)] Cash operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings and amortization of intangible assets, and accordingly, are not presented in accordance with GAAP.

[(4)] Efficiency ratio excludes acquisition and unusual expenses and amortization of intangible assets.

[(5)] Market value adjustment

TWO YEAR SELECTED QUARTERLY DATA

2002 RESULTS (000's omitted, except per share data)	1st Quarter[4]	2nd Quarter[4]	3rd Quarter	4th Quarter	Total
Net interest income	$30,168	$31,438	$32,397	$33,847	$127,850
Provision for loan losses	1,518	3,385	2,278	5,041	12,222
Net interest income after provision for loan losses	28,650	28,053	30,119	28,806	115,628
Other income	7,735	7,567	7,872	7,753	30,927
Net investment security gains and loss on early retirement of long-term borrowings	0	1,144	216	313	1,673
Other expense	22,517	22,467	21,472	22,715	89,171
Amortization of intangible assets	1,540	1,504	1,597	1,312	5,953
Acquisition and unusual expenses	592	108	0	0	700
Income before income taxes	11,736	12,685	15,138	12,845	52,404
Provision for income taxes	3,178	3,416	4,087	3,206	13,887
Net income	$8,558	$9,269	$11,051	$9,639	$38,517
Net income – operating [1]	$8,918	$9,335	$11,051	$9,639	$38,942
Net income – cash [2]	$9,494	$10,182	$12,021	$10,436	$42,133
Net income – cash operating [3]	$9,854	$10,248	$12,021	$10,436	$42,558
Basic net income per share	$0.67	$0.71	$0.85	$0.74	$2.97
Diluted income per share:					
Net income	$0.65	$0.70	$0.84	$0.73	$2.93
Net income – operating [1]	$0.68	$0.71	$0.84	$0.73	$2.96
Net income – cash [2]	$0.73	$0.77	$0.91	$0.79	$3.20
Net income – cash operating [3]	$0.75	$0.78	$0.91	$0.79	$3.23

2001 RESULTS (000's omitted, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net interest income	$23,140	$23,080	$23,809	$26,626	$96,655
Provision for loan losses	1,326	1,415	1,579	2,777	7,097
Net interest income after provision for loan losses	21,814	21,665	22,230	23,849	89,558
Other income	5,983	6,623	6,981	6,917	26,504
Net investment security gains (losses) and loss on early retirement of long-term borrowings	9	(138)	29	(13)	(113)
Other expense	17,561	18,622	18,209	19,771	74,163
Amortization of intangible assets	1,460	1,541	1,541	2,137	6,679
Acquisition and unusual expenses	851	4,636	631	2,046	8,164
Income before income taxes	7,934	3,351	8,859	6,799	26,943
Provision for income taxes	2,185	1,241	2,416	1,972	7,814
Net income	$5,749	$2,110	$6,443	$4,827	$19,129
Net income – operating [1]	$6,250	$4,950	$6,800	$6,052	$24,052
Net income – cash [2]	$6,681	$3,118	$7,450	$6,225	$23,474
Net income – cash operating [3]	$7,182	$5,957	$7,808	$7,450	$28,397
Basic net income per share	$0.51	$0.18	$0.56	$0.39	$1.64
Diluted income per share:					
Net income	$0.50	$0.18	$0.55	$0.39	$1.62
Net income – operating [1]	$0.54	$0.42	$0.58	$0.49	$2.03
Net income – cash [2]	$0.58	$0.27	$0.63	$0.50	$1.99
Net income – cash operating [3]	$0.63	$0.51	$0.67	$0.60	$2.40

[1] Operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings, and accordingly, are not presented in accordance with Generally Accepted Accounting Principles (GAAP).

[2] Cash adjusted amounts and ratios exclude the after-tax effect of amortization of intangible assets and, accordingly, are not presented in accordance with GAAP.

[3] Cash operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings and amortization of intangible assets, and accordingly, are not presented in accordance with GAAP.

[4] The consolidated statements of income for the three months ended March 31 and June 30, 2002 were restated for the adoption of SFAS No. 147. The effect of this restatement was to increase amounts previously reported for net income by $1,122 and $1,090, basic income per share by $.09 and $.08, and diluted income per share by $.08 and $.08, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk

Introduction

This Management's Discussion and Analysis ("MD&A") primarily reviews the financial condition and results of operations of Community Bank System, Inc., and its subsidiaries for the past two years, although in some circumstances a period longer than two years is covered in order to comply with Securities and Exchange Commission disclosure requirements or to more fully explain long-term trends. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Information on pages 33 and 34 and the Company's Consolidated Financial Statements and related notes that appear on pages 62 through 85. All references in the discussion to financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole. Unless otherwise noted, all earnings per share ("EPS") figures disclosed in the MD&A refer to diluted EPS.

All financial results reflect the 2001 acquisition of First Liberty Bank Corp. ("First Liberty") in accordance with pooling of interest accounting, unless otherwise noted. All references to "peer banks", unless otherwise noted, pertain to a group of 74 bank holding companies nationwide having $3 billion to $10 billion in assets and their associated composite financial results for the nine months ending September 30, 2002 (the most recently available disclosure) as provided by the Federal Reserve System. Lastly, unless otherwise noted, the term "this year" refers to results in calendar year 2002.

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of Community Bank System, Inc. ("CBSI" or "the Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements are set herein under the caption "Forward-Looking Statements" on page 61.

Accounting Policies

As a result of the complex and dynamic nature of the Company's business, management must exercise judgement in selecting and applying the most appropriate accounting policies for its various areas of operations. The policy decision process not only ensures compliance with the latest generally accepted accounting principles, but also reflects on management's discretion with regard to choosing the most suitable methodology for reporting the Company's financial performance. It is management's opinion that the accounting estimates covering certain aspects of the business have more significance than others due to the relative importance of those areas to overall performance, or the level of subjectivity in the selection process. Management believes that these areas include the allowance for loan losses, fair value of investment securities, fair value methodologies used to review the carrying value of goodwill, and actuarial assumptions associated with the pension, post-retirement and other employee benefit plans. The accounting policies for the first three items are disclosed in Note A (Summary of Significant Accounting Policies) starting on page 66. Pension, post-retirement and other benefits assumptions are reported in Note K on pages 79 and 80. It is important to review all accounting policies in Note A in order to better understand the performance of CBSI as reported in this document.

Net Income and Profitability

Net income for the year ended December 31, 2002 was $38.5 million, up $19.4 million or 101% from the prior year. 2002 earnings per share of $2.93 were 81% higher than the $1.62 earned in 2001. Results for both years include nonrecurring costs associated with the Company's three 2001 acquisitions in January, May, and November, which added $1.2 billion in assets and expanded its branch network by 46. See Note B (pages 72-73) for a description of the FleetBoston Financial ("FleetBoston"), Citizens National Bank of Malone ("Citizens"), and First Liberty Bank Corp. ("First Liberty" or "FLIB") acquisitions. Acquisition and unusual expenses associated with these transactions reduced earnings by $0.03 per share in 2002 and $0.41 in 2001. This $0.38 difference explains 29% of the $1.31 improvement in EPS between the two years.

The 2002 results include the benefit of adopting SFAS 147, an accounting standard that eliminates the regular amortization of goodwill related to the Company's branch acquisitions, and SFAS 142, which eliminates the requirement to regularly amortize approximately $19.8 million in goodwill related to its whole-company acquisitions. SFAS 142 and SFAS 147 were effective January 1, 2002 and increased current year earnings per share by $0.06 and $0.28, respectively.

Net income and earnings per share for the year ended December 31, 2001 were $19.1 million and $1.62, down 23% and 30%, respectively, from 2000 results. The net income decline was primarily driven by acquisition-related expenses. In 2001, non-recurring acquisition expenses rose $7.8 million to $8.2 million, and intangible amortization expense was up

$1.8 million due to the significant goodwill and deposit intangibles added as a result of the acquisitions that were recorded under the purchase method of accounting (Citizens and FleetBoston). 2001 earnings per share declined by a higher percentage than net income because of 10% higher weighted average diluted shares outstanding. 952,000 common shares were issued in conjunction with the Company's January whole bank purchase of Citizens National Bank of Malone, and 1.3 million shares were issued in the fourth quarter of 2001 to partially fund the mid-November purchase of 36 branches from FleetBoston Financial.

Performance as measured by operating earnings, which exclude acquisition and unusual expenses and various securities transactions related to acquisitions, is considered by some securities analysts to be a more accurate reflection of the underlying core earnings strength of a company. CBSI's operating earnings per share for 2002 were $2.96, up 46% from the prior year's level of $2.03. Excluding the aforementioned benefits from adopting SFAS 142 and 147 in 2002, operating earnings per share of $2.62 this year were 29% higher than the operating EPS generated in 2001. The resulting $0.59 improvement largely reflects the full-year impact of the FleetBoston branch acquisition, improved margins, a larger securities portfolio and a lower effective income tax rate.

CBSI has also historically reported its performance using another measure of earnings power--cash earnings. Now that SFAS 142 and SFAS 147 have been adopted, this metric has been redefined to exclude from earnings the expense of regularly amortizing core deposit intangibles (CDI). CDI represents the premium the Company has paid for deposits acquired in excess of the cost incurred had the funds been purchased in the capital markets. Amortization of CDI is a non-cash expense, and adding it back (tax-adjusted) to reported earnings creates the cash earnings metric. Cash earnings are believed by some securities analysts to be a better measure of a company's ability to build capital, fund expansion, and pay shareholder dividends. CBSI's cash operating earnings per share for 2002 were $3.23, up 35% from the prior year.

Table 1: Summary Income Statements

	Years Ended Dec. 31,		Change	
000's omitted	2002	2001	$	%
Net interest income (full tax-equiv.)	$139,921	$103,985	$35,936	34.6%
Loan loss provision	12,222	7,097	5,125	72.2%
Noninterest income	30,927	26,504	4,423	16.7%
Net investment security gain (loss) & debt extinguishment	1,673	(113)	1,786	NM
Noninterest expense	95,124	80,842	14,282	17.7%
Acquisition and unusual expenses	700	8,164	(7,464)	-91.4%
Income before taxes (full tax-equiv.)	64,475	34,273	30,202	88.1%
Full tax-equivalent adjustment	12,071	7,330	4,741	64.7%
Income taxes	13,887	7,814	6,073	77.7%
Net income	$38,517	$19,129	$19,388	101.4%
Diluted earnings per share	$2.93	$1.62	$1.31	80.9%
Diluted earnings per share–operating [1]	$2.96	$2.03	$0.93	45.8%

[1] Operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings, and accordingly, are not presented in accordance with Generally Accepted Accounting Principles (GAAP).

The primary factors explaining 2002 performance are discussed in detail in the remaining sections of this document and are summarized as follows:

- As shown in Table 1 above, net interest income (full tax-equivalent basis) increased 35% or $35.9 million due to a $401 million increase in average earning assets and a 66 basis point improvement in the net interest margin. The relative contribution of higher volumes and better margins was about equal (48% versus 52%, respectively). The interest margin benefited from the rates on deposits and borrowings declining more rapidly than the yields earned on loans and investments in a falling rate environment. Average loans grew $179 million (11.3%) while average investments rose $222 million (21.3%). The growth in earning assets was funded by $416 million (19.5%) more average deposits and $24 million (5.0%) more average borrowings. The growth in average loans and deposits was mostly attributable to the acquisition of the 36 FleetBoston branches in November 2001 (31 branches after consolidation with existing CBSI branches).

- 2002 noninterest income (including net investment security gains and loss on losses on debt extinguishment) increased by $6.2 million (23.5%) from 2001 to $32.6 million. General banking fees accounted for $3.4 million of the improvement, as service income and the volume of overdrafts increased due to the additional FleetBoston branches. Overdraft fee income also benefited from a mid-year increase of the fee charged for overdrafts and the implementation of the Overdraft Freedom™ program (described in noninterest income section on pages 44-46). Financial services revenues were $1.1 million higher due to strong growth at the Company's broker-dealer business, Community Investment Services, Inc. (CISI), and at the Company's pension administration and consulting subsidiary, Benefits Plans Administrative Services (BPA). $2.6 million of gains on the sale of debt instruments offset by a $925,000 prepayment penalty on the early retirement of debt resulted in $1.8 million higher income from net security transactions in 2002. Excluding net security transactions, noninterest income increased for the eighth consecutive year to $30.9 million in 2002, a $4.4 million (16.7%) improvement over 2001.

- Noninterest expense or overhead (including acquisition and unusual expenses) rose $6.8 million or 7.7% in 2002 to $95.8 million. Excluding acquisition and unusual expenses in both years, 2002 operating expenses rose $14.3 million or 17.7%. Ongoing overhead expense increased due to the full-year impact of the Company's mid-November 2001 acquisition of the FleetBoston branches. In addition, incremental costs were temporarily incurred as a result of consolidating the Bank's regional loan and deposit operations centers into two centralized locations. Efficiency steadily improved in 2002 as integration of the acquisitions and the benefits of streamlined operations were more fully realized in the second half of the year.

- Loan loss provision increased $5.1 million or 72% from 2001's level. The full year loan loss provision covered total actual net charge-offs by 1.25 times. Net charge-offs as a percent of average loans rose 14 basis points in 2002 to 0.56%. The primary reason for the overall increase in charge-offs is the impact of the softening economy in the markets we serve, including partial charge-offs on two larger commercial customers in the second quarter of 2002 and charge-off of the remaining balance of one these customers in the fourth quarter. The increase in the loan loss provision reflects the higher net charge-offs, a rise in specific commercial allowance for loan loss allocations and the annual year-end change in the historical periods used as a basis for general reserve allocations. Nonperforming loans increased during 2002 to 0.64% of loans outstanding at year end compared to 0.53% one year earlier, reflecting the weak economy. Additional information on trends and policy related to asset quality is provided in the asset quality section on pages 52-54.

- The Company's combined effective federal and state tax rate decreased 2.5 percentage points in 2002 to 26.5%, primarily as a result of an increased proportion of tax-exempt municipal investment holdings and higher reported pre-tax income due to the adoptions of SFAS 142 and SFAS 147.

Selected Profitability and Other Measures

Return on average assets, return on average equity, dividend payout and equity to asset ratios for the years indicated are as follows:

Table 2: Selected Ratios

	At December 31,		
	2002	2001	2000
Percentage of net income to average total assets	1.14%	0.66%	0.97%
Percentage of net income-operating to average total assets [1]	1.15%	0.83%	0.98%
Percentage of net income to average shareholders' equity	13.06%	7.99%	14.27%
Percentage of net income-operating to average shareholders' equity [1]	13.21%	10.05%	14.40%
Percentage of dividends declared per common share to net income per share	37.7%	65.7%	40.6%
Percentage of dividends declared per common share to net income-operating per share [1]	37.3%	52.3%	40.2%
Percentage of average shareholders' equity to average total assets	8.70%	8.29%	6.83%

[1] Operating adjusted amounts and ratios exclude the after-tax effect of acquisition and unusual expenses, and for 2001, net investment security gains (losses) and loss on early retirement of long-term borrowings, and accordingly, are not presented in accordance with Generally Accepted Accounting Principles (GAAP).

As displayed in Table 2 above, return on average assets improved in 2002 in comparison to both 2001 and 2000. This was primarily a result of substantially higher net interest margins and improved operational efficiencies. Significantly

improved profitability resulted in a higher return on equity in 2002 versus 2001. However, the build-up of equity capital over the last two years from the retention of net profits and common share offerings in conjunction with the Company's 2001 acquisitions led to a lower return on equity in 2002 than 2000, despite 55% higher net income. The strengthening of the Company's equity capital position is also reflected in the 146 and 41 basis point increases in the average equity to average total assets ratios in 2001 and 2002, respectively. The dividend payout ratio spiked temporarily in 2001 due to lower earnings as a result of acquisition-related expenses, an increased number of shares, and the full year impact of a $0.02 per share increase in the dividend in the third quarter of 2000. The dividend payout ratio for 2002 was below the 2000 level as a result of net income growing at a higher compounded annual growth rate (24.4%) than dividends (19.8%) during this period. This reflects management's emphasis on enhancing the Company's capital position to support future internal and external growth.

Net Interest Income

Net interest income is the amount that interest and fees on earning assets (loans and investments) exceeds the cost of funds, primarily interest paid to the Bank's depositors, interest on capital market borrowings, and dividends paid on the Company's trust preferred stock. Net interest margin is the difference between the gross yield on earning assets and the cost of interest bearing funds as a percentage of earning assets.

As disclosed in Table 3, net interest income (with non-taxable income converted to a full tax-equivalent basis) totaled $139.9 million in 2002; this represents a $35.9 million or 35% increase over the prior year. The increase was due to improved margins and net increase in interest-bearing balances, which had positive impacts of $18.8 million and $17.2 million on net interest income, respectively.

As shown in Tables 3 and 4, gross interest income on loans and investments grew by $11.8 million or 5.7% in 2002 as a result of $400.9 million higher average earning assets, which contributed $29.7 million, partially offset by $17.9 million related to lower rates. Average loans grew a total of $178.7 million in 2002, with the most significant portion occurring as a result of the November 2001 acquisition of $177 million of loans associated with the FleetBoston branches. Interest and fees on loans decreased $905,000 or 0.7%. A 90 basis point drop in yields due to falling capital market rates had more of an impact (negative $15.1 million) than growth in average loans (positive $14.2 million).

Despite a falling rate environment, the steepening yield curve in the first half of 2002 resulted in widening spreads for investments over cost of funds. This situation created favorable opportunities to expand the Company's investment portfolio, which was increased $132 million in the first quarter and $99 million in the second quarter on an average balance basis. This expansion was primarily funded through external borrowings. The investment portfolio was held relatively flat in the third quarter, and in the fourth quarter of 2002 management decided to allow the investment portfolio to run off, using the proceeds to pay down borrowings due to the lack of investment opportunities offering acceptable yields. As a result of the aforementioned portfolio activity as well as increased investments in the fourth quarter of 2001, average balances for 2002 increased by $222 million over the year earlier period.

Investment interest income (full tax-equivalent basis) in 2002 was $12.7 million or 17.5% higher than the prior year as a result of the larger portfolio (positive $15.5 million impact), partially offset by a decrease in the average investment yield from 6.96% to 6.74% (negative $2.8 million impact), which was driven by declining yields on taxable investment securities. This decrease was primarily due to purchases of taxable investments in a declining market rate environment in late 2001 and early 2002 to replace run-off and increase the overall size of the portfolio. The yields on tax-exempt securities increased by 19 basis points in 2002 despite falling interest rates as a result of the purchase of intermediate-term municipal securities that offered attractive yields and lengthened the average life of the portfolio. The drop in the average yield on the total investment portfolio was mostly due to the decrease of taxable investment yields, which more than offset the impact of the improved yield and higher mix (28% in 2002 versus 21% in 2001) of non-taxable investments.

The average earning asset yield fell 65 basis points to 7.18% in 2002 because of the previously mentioned decrease in investment and loan yields and a reduced proportion of loans to earning assets, which decreased on average from 60.3% in 2001 to 58.2% in 2002. This decline in loan mix is a consequence of the favorable investment opportunities outlined above as well as tempered loan growth due to continued weak economic conditions.

Total average fundings (deposits and borrowings) grew by $439.8 million in 2002, with $415.6 million of the increase coming from deposits, mostly attributable to acquisition of the FleetBoston branches, and $24.1 million from increased capital market borrowings. The additional capital market borrowings primarily came from the issuance of approximately $50 million in floating-rate trust preferred securities in mid 2001 in anticipation of the FleetBoston branch acquisition.

Total interest expense decreased by $24.2 million to $77.0 million in 2002. Lower market rates resulted in $37.8 million less interest expense, with higher average interest-bearing funds offsetting this by $13.7 million. Interest expense as a percentage of earning assets, fell by 1.31 percentage points to 2.55%. The rate on interest bearing deposits fell 1.54 percentage points to 2.56%, due largely to steady declines in time deposit rates throughout 2002 and periodic reduction of rates on other interest-bearing deposit products. The rate on capital market borrowings declined 1.25 percentage points to 4.58% because of substantially lower market rates, particularly on short-term and variable-rate funding.

CBSI's net interest margin (full tax-equivalent basis) increased by 66 basis points from 3.97% in 2001 to 4.63% this year. The 1.51 percentage point decrease in the rate on average interest-bearing funds had a greater impact than the 65 basis point decline in the yield on interest-earning assets. The net interest margin increased in every quarter of 2002, ending with a 4.83% margin for the fourth quarter, as shown in Table 5. Downward repricing of the Company's interest-bearing deposits and falling market rates on external borrowings combined with a relatively stable yield on the investment portfolio led to the improvement in the net interest margin over the course of the year. The Company's net interest margin ranked in the favorable 68th peer bank percentile for the nine months ending September 30, 2002.

The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon for the years ended December 31, 2002, 2001 and 2000. Interest income and resultant yield information in the tables are on a fully tax-equivalent basis using a marginal federal income tax rate of 35%. Averages are computed on daily average balances for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Nonaccrual loans have been included in interest-earning assets for purposes of these computations.

Table 3: Annual Average Balance Sheet

(000's omitted except yields and rates)	2002 Avg. Balance	2002 Amt. Of Interest	2002 Avg. Yield/ Rate Paid	2001 Avg. Balance	2001 Amt. of Interest	2001 Avg. Yield/ Rate Paid	2000 Avg. Balance	2000 Amt. Of Interest	2000 Avg. Yield/ Rate Paid
ASSETS:									
Interest-earning assets:									
Federal funds sold	$0	$0	0.00%	$4,568	$171	3.74%	$7,728	$452	5.85%
Time deposits in other banks	525	6	1.14%	306	379	N/A	3,147	183	5.82%
Taxable investment securities	904,160	58,235	6.44%	820,705	56,165	6.84%	732,490	52,026	7.10%
Nontaxable investment securities	358,643	26,899	7.50%	215,567	15,759	7.31%	156,885	11,957	7.62%
Loans (net of unearned discount) [1]	1,759,564	131,801	7.49%	1,580,870	132,706	8.39%	1,484,945	131,373	8.85%
Total interest-earning assets	3,022,892	216,941	7.18%	2,622,016	205,180	7.83%	2,385,195	195,991	8.22%
Noninterest earning assets	367,519			264,496			171,443		
Total assets	$3,390,411			$2,886,512			$2,556,638		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Interest-bearing liabilities:									
Savings deposits	$969,664	11,416	1.18%	$683,088	12,783	1.87%	$622,164	13,784	2.22%
Time deposits	1,131,296	42,462	3.75%	1,100,850	60,380	5.48%	991,754	56,137	5.66%
Short-term borrowings	141,024	2,586	1.83%	141,772	6,738	4.75%	258,985	16,859	6.51%
Long-term borrowings	364,073	20,556	5.65%	339,205	21,294	6.28%	188,120	12,361	6.57%
Total interest-bearing liabilities	2,606,057	77,020	2.96%	2,264,915	101,195	4.47%	2,061,023	99,141	4.81%
Noninterest bearing liabilities:									
Demand deposits	441,800			343,173			304,107		
Other liabilities	47,698			39,056			17,010		
Shareholders' equity	294,856			239,368			174,498		
Total liabilities and shareholders' equity	$3,390,411			$2,886,512			$2,556,638		
Net interest earnings		$139,921			$103,985			$96,850	
Net interest spread			4.22%			3.36%			3.41%
Net interest margin on interest-earning assets			4.63%			3.97%			4.06%
Federal tax exemption on nontaxable investment securities and loans included in interest income		$12,071			$7,330			$6,417	

Years Ended December 31.

[1] The impact of interest not recognized on nonaccrual loans and interest income that would have been recorded if the restructured loans had been current in accordance with their original terms was immaterial.

As discussed above, the change in 2002 net interest income (full tax-equivalent basis) may be analyzed by segregating the volume and rate components of the changes in interest income and interest expense for each underlying category.

Table 4: Annual Rate/Volume

	2002 Compared to 2001			2001 Compared to 2000		
	Increase (Decrease) Due to Change in [1]			Increase (Decrease) Due to Change in [1]		
(000's omitted)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest earned on:						
Federal funds sold	($86)	($85)	($171)	($149)	($132)	($281)
Time deposits in other banks	159	(532)	(373)	(308)	504	196
Taxable investment securities	5,498	(3,428)	2,070	6,090	(1,951)	4,139
Nontaxable investment securities	10,721	419	11,140	4,308	(506)	3,802
Loans (net of unearned discount)	14,173	(15,078)	(905)	8,244	(6,911)	1,333
Total interest-earning assets [2]	$29,683	($17,922)	$11,761	$18,833	($9,644)	$9,189
Interest paid on:						
Savings deposits	$4,307	($5,674)	($1,367)	$1,269	($2,270)	($1,001)
Time deposits	1,627	(19,545)	(17,918)	6,026	(1,783)	4,243
Short-term borrowings	(35)	(4,117)	(4,152)	(6,340)	(3,781)	(10,121)
Long-term borrowings	1,495	(2,233)	(738)	9,508	(575)	8,933
Total interest-bearing liabilities [2]	$13,653	($37,828)	($24,175)	$9,402	($7,348)	$2,054
Net interest earnings [2]	$17,168	$18,768	$35,936	$9,435	($2,300)	$7,135

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon for the three month periods ended December 31, 2002 and 2001. Interest income and resultant yield information in the tables are on a fully tax-equivalent basis using a marginal federal income tax rate of 35%. Averages are computed on daily average balances for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Nonaccrual loans have been included in interest-earning assets for purposes of these computations.

Table 5: 4th Quarter Average Balance Sheet

	Three Months Ended December 31,					
	2002			2001		
(000's omitted except yields and rates)	Avg. Balance	Amt. of Interest	Avg. Yield/Rate Paid	Avg. Balance	Amt. of Interest	Avg. Yield/Rate Paid
ASSETS:						
Interest-earning assets:						
Time deposits in other banks	$394	$2	2.01%	$227	$(10)	-17.48%
Taxable investment securities	850,383	14,086	6.57%	820,771	13,880	6.71%
Nontaxable investment securities	403,508	7,384	7.26%	245,359	4,584	7.41%
Loans (net of unearned discount) [1]	1,797,678	33,207	7.33%	1,646,921	32,779	7.90%
Total interest-earning assets	3,051,963	54,679	7.11%	2,713,278	51,233	7.49%
Noninterest earning assets:						
Cash and due from banks	103,169			99,394		
Premises and equipment, net	56,657			47,827		
Other assets	194,762			154,603		
Allowance for loan losses	(24,338)			(21,669)		
Net unrealized gains on available-for-sale portfolio	63,407			37,584		
Total assets	$3,445,620			$3,031,017		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-bearing liabilities:						
Savings deposits	$972,360	2,216	0.90%	$797,399	3,086	1.54%
Time deposits	1,112,447	9,552	3.41%	1,113,653	13,472	4.80%
Short-term borrowings	217,122	905	1.65%	83,786	581	2.75%
Long-term borrowings	306,781	4,833	6.25%	335,174	5,403	6.40%
Total interest-bearing liabilities	2,608,710	17,506	2.66%	2,330,012	22,542	3.84%
Noninterest bearing liabilities:						
Demand deposits	454,038			388,512		
Other liabilities	61,893			46,706		
Shareholders' equity	320,979			265,787		
Total liabilities and shareholders' equity	$3,445,620			$3,031,017		
Net interest earnings		$37,173			$28,691	
Net interest spread			4.45%			3.65%
Net interest margin on interest-earning assets			4.83%			4.20%
Federal tax exemption on nontaxable investment Securities and loans included in interest income		$3,326			$2,065	

[1] The impact of interest not recognized on nonaccrual loans and interest income that would have been recorded if the restructured loans had been current in accordance with their original terms was immaterial.

The changes in net interest income (full tax-equivalent basis) by volume and rate component for fourth quarter 2002 versus fourth quarter 2001 are shown below for each major category of interest-earning assets and interest-bearing liabilities.

Table 6: 4th Quarter Rate/Volume

	4th Quarter 2002 versus 4th Quarter 2001		
	Increase (Decrease) Due to Change in [1]		
(000's omitted)	Volume	Rate	Net Change
Interest earned on:			
Time deposits in other banks	($30)	$42	$12
Taxable investment securities	1,571	(1,365)	206
Nontaxable investment securities	3,437	(637)	2,800
Loans (net of unearned discount)	10,714	(10,286)	428
Total interest-earning assets [2]	$17,199	($13,753)	$3,446
Interest paid on:			
Savings deposits	$3,200	($4,070)	($870)
Time deposits	(15)	(3,905)	(3,920)
Short-term borrowings	1,729	(1,405)	324
Long-term borrowings	(449)	(121)	(570)
Total interest-bearing liabilities [2]	$13,973	($19,009)	($5,036)
Net interest earnings [2]	$3,827	$4,655	$8,482

[1] The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

[2] Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

As previously mentioned, the fourth quarter 2002 net interest margin was the highest of the year, 63 basis points greater than the margin for the corresponding prior year period. This improvement was driven by the drop in the cost of funds having a greater impact than falling yields on loans and investments, and larger growth in average interest-earning assets than in average interest-bearing liabilities, as demonstrated in Table 6 above. The latter factor was primarily a result of the significant amount of non-interest-bearing deposits acquired in the FleetBoston branch acquisition in mid-November 2001. Economic and market conditions and the maturity and interest rate sensitivity profile of the Company's balance sheet continuously change. Therefore, fourth quarter 2002 results are not necessarily indicative of future performance.

Noninterest Income

The Company's sources of noninterest income are of three primary types: general banking services related to loans, deposits and other core customer activities typically provided through the branch network; financial services, comprised of personal trust, employee benefit trust, investment, and insurance products; and periodic transactions, most often net gains (losses) from the sale of investments or other occasional events.

Table 7: Noninterest Income

	Three Months Ended December 31,			Twelve Months Ended December 31,					
		Change from 4Q '01			Change from 2001			Change from 2000	
(000's omitted)	2002	Amount	Percent	2002	Amount	Percent	2001	Amount	Percent
Personal trust	$352	($61)	-14.8%	$1,682	($139)	-7.6%	$1,821	($299)	-14.1%
EBT/BPA	1,249	119	10.5%	4,569	642	16.3%	3,927	935	31.3%
Elias Asset Management	486	(329)	-40.4%	2,676	(1,037)	-27.9%	3,713	622	20.1%
CISI	656	54	9.0%	3,715	1,343	56.6%	2,372	1,527	180.7%
Insurance - CBNA	100	64	177.8%	1,082	247	29.6%	835	(953)	-53.3%
Total financial services	2,843	(153)	-5.1%	13,724	1,056	8.3%	12,668	1,832	16.9%
Electronic banking	605	189	45.4%	2,375	906	61.7%	1,469	(388)	-20.9%
Mortgage banking	37	(253)	-87.2%	175	(478)	-73.2%	653	313	92.1%
Commercial leasing	8	7	700.0%	17	(17)	-50.0%	34	(7)	-17.1%
Deposit service charges	1,294	173	15.4%	5,311	970	22.3%	4,341	305	7.6%
Overdraft fees	2,188	646	41.9%	6,937	1,754	33.8%	5,183	1,356	35.4%
Commissions	601	133	28.4%	2,224	158	7.6%	2,066	(165)	-7.4%
Miscellaneous revenue	177	93	110.7%	164	76	86.4%	88	(28)	-24.1%
Total general banking services	4,910	988	25.2%	17,203	3,369	24.4%	13,834	1,386	11.1%
Total noninterest income excluding investment security gain (loss), net and loss early retirement of long-term borrowings	7,753	835	12.1%	30,927	4,425	16.7%	26,502	3,218	13.8%
Investment security gain (loss), net and loss early retirement of long-term borrowings	313	326	-2507.7%	1,673	1,786	-1580.5%	(113)	46	-28.9%
Total noninterest income	$8,066	$1,161	16.8%	$32,600	$6,211	23.5%	$26,389	$3,264	14.1%
Noninterest income as a percentage of operating income (excludes investment security gain (loss), net and other timing adjustments)	17.2%	-2.7%		17.9%	-2.5%		20.4%	1.1%	

As displayed in Table 7, total noninterest income in 2002 increased by 23.5% to $32.6 million, largely as a result of reduced losses on the early retirement of long-term borrowings, increased revenues from CISI and EBT/BPA (our pension administration business working in concert with the Bank's employee benefit trust service), and higher deposit service charges and overdraft fees. Deposit-related fee income benefited significantly from the acquisition of the FleetBoston branches. Combined revenues, excluding transactions related to investment securities, debt and the disposal of branch properties, rose for the eighth consecutive year to $30.9 million in 2002, a $4.4 million or 16.7% improvement over 2001.

Noninterest income, excluding net gains (losses) from the sale of securities, early retirement of debt and disposal of branch properties and other unusual items, as a percent of operating income was 17.9% in 2002, a decrease of 2.5 percentage points from the prior year. This decline was primarily driven by the aforementioned strong growth in net interest income and the adverse effect of unfavorable equity market conditions on the financial service businesses, particularly the Company's asset manager, Elias Asset Management, and the personal trust unit.

The largest segment of the Company's recurring noninterest income is the wide variety of fees earned from general banking services, which reached $17.2 million in 2002, up 24.4% from the prior year. This segment contributed 56% of 2002 noninterest income, excluding net securities gains and loss from debt extinguishment. A large portion of the income growth was attributable to the higher number of customer accounts due to the FleetBoston branch acquisition,

and is reflected in the significant increases in deposit service charges, electronic banking fees and commissions, which combined grew by $2.0 million or 25.8%. 2002 overdraft fees, up $1.8 million (33.8%) over 2001's level, also benefited from the additional accounts, but were additionally enhanced by a mid-year fee increase and the implementation of the Company's Overdraft Freedom™ program in December 2002. Overdraft Freedom™ is a program currently offered to retail customers whereby the Bank may pay overdrawn amounts for qualified customers up to a certain predetermined limit for which they are charged the standard overdraft fee. This is a courtesy service to customers in good standing that may allow them to avoid late and non-payment penalties from creditors and vendors and help them in their effort to avoid the negative consequences of returned checks. This form of service is becoming an industry standard throughout much of the country.

Mortgage banking fees of $175,000 in 2002 were down $478,000 from the prior year. The main reason for the decline was that $9.1 million of mortgages were sold on the secondary market in 2002, versus $43.6 million in 2001. The resulting lack of increase in servicing portfolio activity as well as mortgage prepayments in 2002 resulted in $163,000 of mortgage servicing right write-downs in 2002 compared to $139,000 of mortgage servicing right income in 2001. Accordingly, the mortgage servicing rights asset decreased from $567,000 at year-end 2001 to $283,000 at the end of this year. The reduced level of secondary market activity also had an impact on the second mortgage banking fee item, gains from the sale of mortgages, which dropped $138,000 in 2002 to $64,000. Lower sales and mortgage prepayments were responsible for the loan-servicing portfolio decreasing from $119.8 million at the end of 2001 to $103.7 million at year-end 2002. Consequently, the third component of mortgage banking income, loan-servicing fees, dropped $38,000 from 2001's level to $274,000 in 2002.

As disclosed in Table 7, fees from the financial services segment of noninterest income rose $1.1 million or 8.3% in 2002 to $13.7 million. Financial service revenue now comprises 44% of total noninterest income, excluding net gains (losses) on the sale of investment securities and debt extinguishment. Growth in CISI revenues was driven by an expanded number of financial consultants, penetration of new markets opened up by the three 2001 acquisitions, and strong annuity sales in the first half of 2002. Another impressive year of revenue growth for EBT/BPA was driven by the expanded servicing of a significant number of new plans. Client companies of EBT/BPA are now located in 27 states and the Commonwealth of Puerto Rico. Lower revenue for personal trust and Elias Asset Management reflected equity market price declines in 2002 that drove down the market value of their assets under management, which is the basis for a majority of their income. Lastly, commissions from insurance products increased by 30% due to increased sales of creditor life and disability products and a higher dividend from the underwriter of CBSI's creditor life insurance products.

Assets under management from the Company's several financial services businesses dipped slightly to $1.364 billion at the end of 2002 compared to $1.385 billion in the prior year, with market-driven declines in equity-based assets being offset somewhat by growth of new plan assets at BPA. Overall, financial services contributed $3.2 million (before allocation of indirect corporate expense) or 6.2% of the Company's pretax income this year, reflecting nearly a 24% return on revenue. In 2001, financial services' contribution was $2.7 million or 10.2% of total pretax income, with a return on revenue of almost 22%. The improvement in earnings and margin was the result of strong revenue growth at CISI and BPA and the reduction of expense levels at EAM and personal trust. The decline in percentage contribution was primarily due to large increases in net interest income and banking fees in 2002 and the existence of substantial banking-related acquisition costs in 2001.

Lastly, income from periodic transactions in 2002 was composed of $2.6 million in gains taken on $80 million in investment sales, and a $925,000 prepayment penalty on the retirement of approximately $11 million of intermediate-term FHLB borrowings in the fourth quarter of 2002. These transactions compare to $2.5 million of net investment gains and $2.7 million of losses on debt extinguishment in 2001. The total net gain on security and debt transactions of $1.7 million in 2002 compares to a $113,000 net loss incurred in 2001. The security gains and debt losses taken over the last two years are illustrative of the Company's active management of its investment portfolio and capital market borrowings to achieve a desirable total return through combined net interest income and transaction gains (losses) across financial market cycles.

The following table reconciles differences between the line of business income breakdown in Table 7 and regulatory reporting definitions as reflected on the Call Report and the Consolidated Statements of Income.

Table 8: Noninterest Income

	Twelve Months Ended December 31, 2002						
	Regulatory Reporting Categories						
(000's omitted)	Fiduciary and Investment Services	Service Charges on Deposit Accounts	Commissions and Advisory Fees on Investment Products	Other Service Charges, Commissions and Fees	Other Operating Income	Investment Security Gain, net	Total
Personal trust	$1,682						$1,682
EBT/BPA	1,587			$2,982			4,569
Elias Asset Management			$2,676				2,676
CISI			3,715				3,715
Insurance – CBNA				1,082			1,082
Total financial services	3,269		6,391	4,064			13,724
Electronic banking		$811		1,564			2,375
Mortgage banking				111	$64		175
Commercial leasing				17			17
Deposit service charges		5,311					5,311
Overdraft fees		6,937					6,937
Commissions				2,224			2,224
Miscellaneous revenue					164		164
Total general banking services		13,059		3,916	228		17,203
Total	3,269	13,059	6,391	7,980	228		30,927
Investment security gain, net and loss on early retirement of Long-term borrowings						$1,673	1,673
Total noninterest income	$3,269	$13,059	$6,391	$7,980	$228	$1,673	$32,600

Noninterest Expense

As shown in Table 9, noninterest expense or overhead rose $6.8 million or 7.7% in 2002 to $95.8 million. Excluding acquisition and unusual expenses related to Citizens National Bank of Malone (CNB), First Liberty (FLIB), and the FleetBoston branches, noninterest expense was up $14.3 million or 17.7% in 2002, reflective of a full year of operating expenses associated with the FleetBoston branch acquisition versus less than two months in 2001. This year's overhead as a percent of average assets was 2.83%, down from 3.08% in 2001. CBSI's noninterest expense to average asset ratio was 2.85% (annualized) for the nine months ended September 2002 compared to 2.98% for peers.

Table 9: Noninterest Expense

	Three Months Ended December 31,			Twelve Months Ended December 31,					
		Change from 4Q '01			Change from 2001			Change from 2000	
(000's omitted)	2002	Amount	Percent	2002	Amount	Percent	2001	Amount	Percent
Personnel expense	$11,757	$1,033	9.6%	$48,168	$7,123	17.4%	$41,045	$4,302	11.7%
Net occupancy expense	1,975	407	26.0%	8,155	2,033	33.2%	6,122	1,038	20.4%
Equipment expense	1,970	311	18.7%	7,539	1,464	24.1%	6,075	851	16.3%
Legal and professional fees	1,002	205	25.7%	3,342	483	16.9%	2,859	523	22.4%
Data processing expense	1,953	647	49.5%	7,187	2,067	40.4%	5,120	594	13.1%
Amortization of intangibles	1,312	(825)	-38.6%	5,953	(726)	-10.9%	6,679	1,788	36.6%
Stationery and supplies	566	(25)	-4.2%	2,321	326	16.3%	1,995	299	17.6%
Foreclosed property expense	172	(136)	-44.1%	902	(157)	-14.8%	1,059	555	110.1%
Deposit insurance premiums	104	12	13.0%	440	94	27.2%	346	68	24.5%
Other	3,216	490	18.0%	11,117	1,575	16.5%	9,542	290	3.1%
Total before one-time expenses	24,027	2,119	9.7%	95,124	14,282	17.7%	80,842	10,308	14.6%
Acquisition and unusual expenses	0	(2,046)	-100.0%	700	(7,464)	-91.4%	8,164	7,764	1941.0%
Total noninterest expense	$24,027	$73	0.3%	$95,824	$6,818	7.7%	$89,006	$18,072	25.5%
Total operating expenses as a percentage of average assets	2.77%	-0.37%		2.83%	-0.26%		3.08%	0.3%	
Efficiency ratio-recurring	51.2%	-3.4%		52.5%	-4.0%		56.6%	2.0%	
Efficiency ratio-nominal	53.5%	-13.8%		56.1%	-12.1%		68.2%	9.2%	

For CBSI as a whole, higher personnel expense accounted for 50% of 2002's increase in noninterest expense, excluding acquisition and unusual expenses, with personnel costs up 17.4%, mostly as a result of the FleetBoston branch acquisition. The remainder of the increases in salary, benefit, and payroll tax expense reflect competitive annual merit awards for employees and higher pension expense (discussed in further detail below). Total full-time equivalent staff at year-end 2002 was 1,120 versus 1,115 at year-end 2001.

Qualified and non-qualified pension expense of $2.0 million in 2002 was up $582,000 or 42% from 2001's level. This increase was primarily due to additional pension obligations for the employees added through the FleetBoston branch acquisition (pension plan assets were not included in the acquisition), a reduction from 7.0% (7.5% for pre-acquisition FLIB portion) to 6.75% of the discount rate applied to future payments and higher executive pension-eligible earnings. The three assumptions that have the largest impact on the calculation of annual pension expense are the aforementioned discount rate, the rate applied to future compensation increases and the expected rate of return on plan assets for the next fiscal year. Table 10 contains the results of a sensitivity analysis conducted to determine what the impact of a 1.0 percentage point increase and decrease in these three assumptions would have on the forthcoming annual pension expense for the two plans.

Table10: Pension Plan Sensitivity Analysis

(000's omitted)	One Percentage Point	
Pension expense increase (decrease)	Increase	Decrease
Discount rate	($474)	$474
Rate of compensation increase	$287	($287)
Expected return on plan assets	($285)	$285

Nonpersonnel expense declined $305,000 or 0.6% in 2002 due to significantly lower acquisition and unusual expenses in 2002. Excluding acquisition-related expenses, nonpersonnel expense rose $7.2 million or 18.0% in 2002. As displayed in Table 9, this was largely caused by data processing, up $2.1 million or 40.4%; occupancy expense, up $2.0 million or 33.2%; and equipment expense, up $1.5 million or 24.1%. The increases in net occupancy and equipment expenses in 2002 were mainly due to the full-year impact of having significantly more branches, and the corresponding expenditures necessary to adequately manage the resulting higher volume of business. Data processing expense primarily relates to Fiserv processing fees, data line charges, check and ATM processing expenses and financial market transaction expenses incurred by the Company's financial service units. The 2002 processing expense increase was driven by the higher number of banking customer accounts and strong growth at the Company's broker-dealer and pension administration businesses. These higher expense items were partially offset by a $726,000 decrease in intangible amortization expense in 2002 as a result of the adoption of SFAS 142 and SFAS 147, accounting statements that call for the discontinuation of the amortization of certain goodwill associated with whole company and branch acquisitions, respectively. Please refer to Note F on page 75-76 for further information on these accounting statements.

The efficiency ratio, a performance measurement tool widely used by banks, is defined at two levels. The nominal ratio is total overhead expense divided by operating income (full tax-equivalent net interest income plus noninterest income, excluding net securities and debt gains and losses). The adjusted or recurring efficiency ratio additionally excludes unusual expenses (a majority of which are acquisition-related) and intangible amortization (a non-cash expense) as well as all one-time noninterest income; these one-time income items mostly relate the disposal of branch properties. Lower ratios correspond to higher efficiency.

In 2002, the nominal efficiency ratio dropped by 12.1 percentage points to 56.1%, primarily as a result of much higher net interest income and significantly lower acquisition-related expenses. The Company's nominal ratio of 57.0% was in line with the peer bank ratio of 56.7% for the nine months ended September 2002. The 2002 recurring efficiency ratio decreased a favorable 4.0 percentage points from 2001's level to 52.5%. These results reflect the full year impact of a combined $3.2 million in annual cost savings from actions taken at First Liberty in mid-second quarter 2001 and the benefit of streamlining our operations functions by eliminating duplicate loan and deposit processing units in Canton and Olean, NY. The recurring ratio for the second half of 2002 was 50.5%, 4.2 percentage points below that of the first half, demonstrating substantially improved efficiency arising from the full integration of the 2001 acquisitions and the consolidated operations units.

Due to the nature of the Company's financial services businesses, the efficiency ratio of those activities is much higher than that generated by banking operations (in most part due to the largest banking expense, interest, being netted against gross interest income). The recurring efficiency ratio for financial services was 76.9% for 2002, up from 75.3% in 2001, primarily as a result of the adverse impact of unfavorable equity market conditions on Elias Asset Management. The recurring efficiency ratio of the Company's banking activities was 50.7% this year compared to 54.9% in 2001. The

efficiency improvements mentioned above had a proportionally greater benefit on the banking portion of the business in 2002.

Acquisition and unusual expenses, which are excluded from recurring efficiency ratio calculations, totaled $700,000 in 2002. These expenditures were primarily comprised of legal and consulting fees of $455,000, $97,000 of severance expense and general administrative expenses totaling $25,000. A vast majority of these expenses was incurred in conjunction with the FleetBoston branch acquisition, with the balance pertaining to the First Liberty acquisition (primarily severance).

As displayed above in Table 9, recurring noninterest expenses for the fourth quarter of 2002 were $2.1 million or 9.7% above the equivalent prior year period. This change was primarily due to incurring a full quarter of expenses associated with the branches acquired from FleetBoston versus approximately a month and a half in 2001. Adoption of SFAS 142 and SFAS 147 in 2002 resulted in significantly lower intangible amortization (prior year not restated as prescribed by the accounting statements), offsetting a portion of the increases in most of the other expense categories.

Income and Income Taxes

2002 income before taxes of $52.4 million was up $25.5 million or 95% from the prior year's amount. Pre-tax income, adjusted to gross-up all tax-exempt interest income to a full tax-equivalent basis, was $64.5 million, $30.2 million or 88% above 2001's level.

The Company estimates its tax expense based on the amount it expects to owe the respective tax authorities. Taxes are discussed in more detail in Note I of the Consolidated Financial Statements on page 78. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position. If the final resolution of taxes payable differs from our estimates due to regulatory determination or legislative or judicial actions, adjustments to tax expense may be required.

The effective tax rate for 2002 declined by 2.5 percentage points to 26.5%. %. The lower rate resulted in $0.10 higher earnings per share in 2002. This decline was primarily due to the benefits realized on a larger proportion of income from tax exempt investment securities, which mitigated the effect of the near doubling of income before tax. In addition, the adoption of SFAS 142 and 147, the lack of nondeductible merger expenses in 2002 compared with 2001, and a federal low-income housing tax credit claimed in 2002, all contributed to the decline in the effective tax rate.

Capital

Shareholders' equity ended 2002 at $325 million, up $57 million or 21.3% from one year earlier. This improvement reflects earnings for the year and the positive change in market value adjustment (MVA, represents the after-tax unrealized appreciation of available-for-sale securities in the Company's investment portfolio), offset by dividends declared to shareholders. Excluding the MVA in both 2002 and 2001, capital rose by $28.8 million or 11.2%. Shares outstanding grew by 76,000 during the year due to the exercise of stock options.

The Company's ratio of tier I capital to assets (or tier I leverage ratio), the basic measure for which regulators have established a 5% minimum to be considered "well-capitalized," increased 32 basis points in 2002 to 7.05%. This reflects the capital-building contribution from retained earnings (net income less dividends declared), which more than offset growth of the investment and loan portfolios. The total capital to risk-weighted assets ratio increased 1.49 percentage points during 2002 to 13.32% as of year-end compared to the 10% minimum requirement for "well-capitalized" banks. The tangible equity/tangible assets ratio ended the year at 5.77% versus 4.09% at December 31, 2001; approximately 76 basis points of this improvement reflect the increase in the MVA. The Company's improved capital position strengthens its risk profile and better enables it to take advantage of potential future strategic growth opportunities.

Cash dividends declared on common stock in 2002 of $14.5 million represented an increase of 15.4% over the prior year. This growth is partially a result of a higher number of shares outstanding in the first three quarters of 2002 due to the 1.3 million shares issued in the fourth quarter of 2001. The increase also reflects the quarterly dividend per share being raised from $0.27 to $0.29 in the third quarter of 2002.

CBSI's dividend payout ratio for the year was 37.7% compared to 65.7% in 2001 (52.3% as a percent of net income-operating), within the Company's targeted payout range for dividends on common stock of 30-40%. Its payout ratio has historically been high relative to peers, and for 2002, the ratio was in the 61st peer percentile. The large decrease in the payout ratio despite the higher dividend reflects the 101% increase in net income from the prior year, which was largely

due to higher interest earning assets, an improved net interest margin in 2002, and considerably more acquisition-related expenses in 2001.

During the first quarter of 2002, the Company made a contribution of $5.0 million to its defined benefit pension plan. At March 31, 2002, an updated actuarial valuation was performed which showed that plan assets exceeded the accumulated benefit obligation (qualified pension obligations based on current compensation levels). As a result, the additional minimum pension liability of $5.016 million, which was recorded at December 31, 2001 as a charge to shareholders' equity, net of tax, was reversed. During the last three quarters of 2002 the Company contributed an additional $7.0 million to the plan to cover the decline in plan assets partially caused by soft equity markets. At year-end 2002, an actuarial valuation was conducted. It was determined that plan assets were greater than the accumulated benefit obligation, and therefore no minimum pension liability adjustment was necessary. Refer to Note K on pages 79-80 of the notes to the consolidated financial statements for further information regarding the Company's benefit plans.

Intangible Assets

Intangible assets consist of core deposit intangibles and goodwill arising from acquisitions. Core deposit intangibles represent the premium the Company has paid for deposits acquired in excess of the cost incurred had the funds been purchased in the capital markets. Core deposit intangibles are amortized on either an accelerated or straight-line basis over periods ranging from seven to fifteen years. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. Goodwill is subjected to an annual impairment analysis to determine whether the carrying value of the acquired net assets exceeds their fair value, which would necessitate a write-down of the goodwill. The Company completed its goodwill impairment analysis during 2002 and no adjustment was necessary. The impairment analysis was based upon discounted cash flow modeling techniques that require management to make estimates regarding the amount and timing of expected future cash flows. It also requires them to select a discount rate that reflects the current return requirements of the market in relation to present risk-free interest rates, required equity market premiums and company-specific risk indicators.

Loans

The Company's loans outstanding, by type, as of December 31 are as follows:

Table 11: Loans Outstanding

	As of December 31,				
(000's omitted)	2002	2001	2000	1999	1998
Real estate mortgages:					
Residential	$765,824	$712,550	$579,562	$543,195	$453,307
Commercial loans secured by real estate	274,591	272,157	243,429	225,822	200,435
Farm	21,761	20,851	20,472	18,324	13,205
Total	1,062,176	1,005,558	843,463	787,341	666,947
Commercial, financial, and agricultural:					
Commercial and financial	257,403	274,734	237,462	219,600	227,932
Agricultural	25,870	25,191	26,523	27,758	22,737
Total	283,273	299,925	263,985	247,358	250,669
Installment loans to individuals	436,118	399,368	395,226	390,450	365,141
Other loans	25,454	28,237	14,205	2,043	12,626
Gross loans	1,807,021	1,733,088	1,516,879	1,427,192	1,295,383
Less: unearned discount	116	218	1,002	1,419	2,248
Net loans	1,806,905	1,732,870	1,515,877	1,425,773	1,293,135
Allowance for loan losses	26,331	23,901	20,035	18,528	17,059
Loans, net of allowance for loan losses	$1,780,574	$1,708,969	$1,495,842	$1,407,245	$1,276,076

As disclosed in Table 11 above, loans outstanding, net of unearned discount, reached a record $1.807 billion as of year-end 2002, up $74 million or 4.3% compared to twelve months earlier. CBNA's New York franchise grew $93 million or 6.9% during the year to $1.436 billion. In contrast, the Pennsylvania franchise decreased by $19 million or 5.0% to $370 million at year-end 2002. A highly competitive marketplace along with soft economic conditions contributed to the decline at First

Liberty. Management is focused on enhancing lending efforts in the Pennsylvania market and is committed to achieving solid loan growth in that region. Based on overall asset/liability analysis, the decision was made not to sell secondary market eligible mortgages for the first three quarters of 2002. Consequently, only $9.1 million of the mortgages originated within our local markets were sold in the secondary market in 2002 versus $43.6 million in 2001. Had these loans not been sold in 2002, loan growth would have been $83 million or 4.8%.

The Company's predominant focus on the retail borrower enables its loan portfolio to be highly diversified. As demonstrated in Table 12 below, approximately 65% of loans outstanding are oriented to consumers borrowing on an installment and residential mortgage loan basis. This proportion increased from 63% at year-end 2001 due to the decline in the business lending portfolio and the strong growth of residential mortgages in 2002.

There is a high degree of diversification within the business lending sector. The Bank's business loans are typically for amounts under $100,000, accounting for about 82% of the number of business loans and approximately 23% of business loan balances as of December 31, 2002. About 27% of the business portfolio is comprised of loans between $250,000 and $1 million (about 6% of the number of loans), while loans over $1 million comprise another 34% of the portfolio (1.6% of the number of loans). The portfolio contains no credit card receivables.

Table 12 below recasts the Company's loan portfolio into four major lines of business. The increase in consumer mortgages contributed $67 million of the $74 million in total loan growth in 2002, and consumer indirect loans accounted for $39 million. Conversely, consumer direct and business lending portfolios were down $18 million and $14 million from year-end 2001 levels, respectively. The following section discusses the underlying reasons for changes in each of the Company's four major lending activities or lines of business.

Table 12: Nature of Lending
($ million and %)

	2002	Mix	2001	Mix	2000	Mix
Consumer mortgage	$511	28.3%	$444	25.6%	$417	27.5%
Business lending	630	34.8%	644	37.2%	577	38.1%
Consumer indirect	287	15.9%	248	14.3%	256	16.9%
Consumer direct	379	21.0%	397	22.9%	266	17.5%
Total loans	$1,807	100.0%	$1,733	100.0%	$1,516	100.0%

The combined total of general-purpose business lending, dealer floor plans, mortgages on commercial property, and farm loans is characterized as the Company's business lending activity. The portfolio decreased by $14 million or 2.2% in 2002 and reflects declines of $3 million in New York and $11 million in Pennsylvania as lending efforts were impeded by soft economic conditions and diminished capital spending levels in the commercial sector. Management is committed to growing the business lending portfolio through a strategy predicated upon hiring talented professionals, intensifying calling efforts, and expanding business relationships in order to be positioned to fully take advantage of growth opportunities once economic conditions improve.

The Bank's total commercial portfolio is broadly diversified by industry type with the largest shares being in commercial real estate (19%), services (14%), and health care (10%); followed by auto dealers (9%), agriculture (8%), hotel/eating/drinking (7%), and manufacturing, construction, retail trade and transportation (6% each) as of year-end 2002. Miscellaneous industries make up the balance at 9%.

Demand for installment debt indirectly originated through automobile, marine, and mobile home dealers increased substantially in 2002. Indirect loans ended the year 16% or $39 million higher, primarily reflecting successful business development efforts that increased the number of dealer relationships and the Bank's ability to deliver attractive financing rates. Ninety-one percent of this portfolio segment relates to automobile lending (76% of the vehicles are used versus 24% new). Indirect loans increased $7.9 million (22%) in the Company's First Liberty franchise and were up $31 million (15%) in the New York markets.

The segment of the Company's loan portfolio consisting of consumer mortgages is predominantly fixed (94%) versus adjustable rate (6%) residential lending. Record volumes in this year's historically low interest rate environment drove strong growth of $67 million or 15.1% in 2002. Nearly $76 million of the growth was generated in the New York franchise, offset by $9 million of run-off in Pennsylvania. Twenty-eight percent ($21 million) of the increase in the New York market portfolio was contributed by new business generated out of the branches acquired from FleetBoston Financial in 2001. Growth in the core mortgage portfolio is lower than it could have been had it not been for the sale of selected

fixed rate originations in the secondary market. This program gives the Bank the capability to offer competitive mortgage pricing and provides an additional tool to manage interest rate risk.

Direct consumer loans decreased 4.5% or $18 million in 2002 to $379 million. Loan balances fell approximately $11 million ($2.8%) in the New York markets and $7 million (20%) at First Liberty mostly due to the weak economy adversely affecting demand for these type of loans and a certain amount of installment loans being paid off through mortgage refinancing. Extremely competitive conditions in this lending segment within the Company's Pennsylvania market has led to some loan run-off, and management is focused on bolstering lending business development efforts at the First Liberty branches to reverse this trend. This line of business is comprised of conventional installment loans (including some isolated installment lending to small businesses), personal loans, student loans (which are sold once principal repayment begins), and borrowing under variable and fixed rate home equity lines of credit.

The following table reconciles the differences between the line of business loan breakdown reflected above as compared to regulatory reporting definitions reflected on the Call Report, Table 11, and Note D (pages 74-75) of the financial statements.

Table 13: Loans

	Line of Business as of December 31, 2002				
(000's omitted)	Consumer Direct	Consumer Indirect	Consumer Mortgages	Business Lending	Total Loans
Regulatory Reporting Categories:					
Loans secured by real estate:					
Residential	$223,325	$0	$508,270	$34,229	$765,824
Commercial	44	-	1,934	272,613	274,591
Farm	33	-	-	21,728	21,761
Agricultural loans	200	-	-	25,670	25,870
Commercial loans	14,015	-	-	243,388	257,403
Installment loans to individuals	139,323	287,380	105	9,310	436,118
Other loans	2,489	-	-	22,965	25,454
Total loans	379,429	287,380	510,309	629,903	1,807,021
Unearned discount	(116)	-	-	-	(116)
Net loans	$379,313	$287,380	$510,309	$629,903	$1,806,905

The following table shows the maturities of loans as of December 31, 2002:

Table 14: Loan Maturities

	At December 31, 2002			
(000's omitted)	Maturing in One Year or Less	Maturing After One But Within Five Years	Maturing After Five Years	Total Book Value
Commercial, financial, and agricultural	$145,510	$89,418	$48,345	$283,273
Real estate mortgages	31,882	157,931	872,361	1,062,174
Installment and other	33,945	363,086	64,427	461,458
Total loans	$211,337	$610,435	$985,133	$1,806,905

As displayed in Table 14 above, 12% of the loan portfolio at December 31, 2002 is scheduled to mature in one year or less, 34% of loans have maturities in the one- to five-year range, and approximately 54% mature after five years. This compares to 11%, 25% and 64% for the equivalent maturity categories at year-end 2001, respectively. The proportional increase in loans maturing in one to five years reflects the growth of the indirect loan portfolio, a majority of which relates to auto financing that predominately have terms that fall within this range. The reduction of the percentage of loans that mature after five years was due to a drop in time loan balances in the commercial portfolio that resulted in a loan mix weighted more towards shorter-maturity loans.

The following table sets forth the profile of the loan portfolio with regard to maturity and the type of interest rate.

Table 15: Loan Sensitivity

	At December 31, 2002		
(000's omitted)	Fixed Rate	Variable Rate	Total
Due in one year or less	$60,589	$150,748	$211,337
Due after one year but within five years	531,569	78,866	610,435
Due after five years	687,631	297,502	985,133
TOTAL	$1,279,789	$527,116	$1,806,905

Table 15 above reflects the nature of the Company's loan portfolio in relation to the mix of maturities and interest rate characteristics. At year-end 2002, 71% of loans have fixed interest rates, and the 29% that have variable rates consist primarily of home equity and commercial loans. There is relatively even distribution of the portfolio between loans with maturities below and above 5 years at 45% and 55% at December 31, 2002, respectively. Refer to the market risk/interest rate risk section of the MD&A on pages 59 - 60 for specific information regarding the interest rate sensitivity of the Company's asset and liability position at year-end 2002.

Asset Quality

The following table presents information concerning nonperforming assets:

Table 16: Nonperforming Assets

	As of December 31,				
(000's omitted)	2002	2001	2000	1999	1998
Loans accounted for on a nonaccrual basis	$9,754	$7,186	$5,473	$6,112	$4,213
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	1,890	1,914	1,930	1,201	1,958
Total nonperforming loans	11,644	9,100	7,403	7,313	6,171
Restructured loans	43	75	116	122	134
Other real estate	704	1,427	1,293	1,442	1,661
Total nonperforming assets	$12,391	$10,602	$8,812	$8,877	$7,966
Ratio of allowance for loan losses to period-end loans	1.46%	1.38%	1.32%	1.30%	1.32%
Ratio of allowance for loan losses to period-end nonperforming loans	226.1%	262.6%	270.6%	253.4%	276.4%
Ratio of allowance for loan losses to period-end nonperforming assets	212.5%	225.4%	227.4%	208.7%	214.1%
Ratio of nonperforming loans to period-end loans	0.64%	0.53%	0.49%	0.51%	0.48%
Ratio of nonperforming assets to period-end total loans and other real estate	0.69%	0.61%	0.58%	0.62%	0.62%

As shown in Table 16 above, nonperforming loans, defined as nonaccruing loans plus accruing loans 90 days or more past due, ended 2002 at $11.6 million, up approximately $2.5 million or 28% from one year earlier. This was primarily due to increases in commercial loan nonaccruals. The ratio of nonperforming loans to total loans rose 11 basis points from twelve months earlier to 0.64%. As of September 30, 2002, when the nonperforming loan ratio stood at 0.69%, the Company's asset quality was favorable to the peer level of 1.04%. The ratio of nonperforming assets (which includes troubled debt restructuring and other real estate, or OREO, in addition to nonperforming loans) to total loans plus OREO increased to 0.69% at year-end 2002, up 8 basis points from one year earlier.

Total delinquencies, defined as loans 30 days or more past due and nonaccruing, finished the year at 1.88% of total loans outstanding versus 1.93% at the end of 2001. As of year-end 2002, total delinquencies for commercial loans, installment loans, and real estate mortgages were 2.22%, 2.30%, and 1.23%, respectively. These measures were 2.15%, 2.06% and 1.25% as of September 30, 2002 compared to peer levels of 2.56%, 1.89%, and 1.76%, respectively. As of September 30, 2002, the total delinquency ratio of 1.80% was lower than the peer ratio of 2.06%.

A portion of the increase in net charge-offs was due to the significantly higher average loan portfolio in 2002 as a result of the $177 million of loans added as part of the FleetBoston branch acquisition in mid-November 2001. Consequently, net charge-offs as a percent of average loans offers a clearer representation of asset quality trends. Total net charge-offs for 2002 were higher by $3.2 million or 49%, finishing the year at $9.8 million versus $6.6 million in 2001. As a percentage of average loans, net charge-offs were up 14 basis points from last year to 0.56%. Gross charge-offs rose 39% to $12.0 million, or 0.68% of average loans outstanding versus 0.55% in 2001. This year's recoveries increased $145,000 to $2.2 million, representing 26% of prior year gross charge-offs compared to 28% in 2001. For the nine months ended September 30, 2002, the Bank's total net charge-off ratio of 0.54% was in the 78th peer percentile based on the peer norm of 0.40%.

Commercial loan net charge-offs increased in 2002, totaling $4.8 million or 0.74% of average commercial outstandings versus $2.0 million and 0.33% in 2001. The primary reason for the increased commercial net charge-off ratio was weakened economic conditions in the markets served by the Bank and charge-offs on two particular commercial credits. Consumer installment net charge-offs rose to $4.9 million from $4.4 million in 2001, but the net charge-off ratio was virtually flat at a 99 basis point level. The net charge-off dollar amount and ratio were lower for the indirect installment portfolio (loans originated largely through automobile dealerships) in 2002, while both these items increased on the direct installment portfolio. A portion of this increase reflects certain differences in underwriting criteria for acquired loans than that practiced by the Bank. Mortgage net charge-offs were de minimus in both years. The risk profile of new installment loans booked in 2002 improved versus 2001 in relation to the credit quality of the borrowers. Seventy-five percent of new installment lending volume in 2002 was rated as A and B paper, the two highest rankings in the standard A – D credit categories, compared to 62% in 2001.

Management continually evaluates the credit quality of the Company's loan portfolio and conducts a formal review of the allowance for loan loss adequacy on a quarterly basis. The two primary components of the loan review process that are used to determine proper allowance levels are specific and general loan loss allocations.

Specific loan loss allocations are established for loans within the commercial loan portfolio that are determined to be temporarily impaired. The Bank's commercial lenders identify such loans through regular credit analysis of their customers' financial health and the collateral supporting their loans. If it is determined that cash flow-generating ability of the commercial customer may not be adequate to enable to them to make full payment of principal and interest as scheduled, and the fair market value of the assets collateralizing the loans is not sufficient to cover potential losses, the loans are categorized as temporarily impaired. The impairment is deemed temporary if there is expectation that the financial performance of the customer will improve or that the value of the collateral will appreciate. If this is not the case, the impairment is considered permanent, and the loan will be charged off. Specific loan loss allocations are established for all large temporarily impaired commercial loans based on their collateral shortfall.

The second component of the allowance establishment process, general loan loss allocations, is composed of two calculations that are computed on the four main loan segments: commercial, consumer direct, consumer indirect and residential real estate. The first calculation determines an allowance level based on the latest three years of historical net charge-off data for each loan category. The second calculation is qualitative and takes into consideration five major factors affecting the level of loan loss risk: portfolio risk migration patterns (internal credit quality trends); the growth of the segments of the loan portfolio; economic and business environment trends in the Bank's markets (includes review of bankruptcy, unemployment, population, consumer spending and regulatory trends); industry, geographical and product concentrations in the portfolio; and the perceived effectiveness of managerial resources and lending practices and policies. These two allowance calculations are added together to determine the general allocation ratio, which is applied to the four homogenous loan pools (excluding commercial loan balances with specific loan loss allocations). The allowance levels computed from the specific and general loan loss allocation methods are combined to derive the necessary allowance for loan loss to be reflected on the Consolidated Statement of Condition.

The loan loss provision is calculated by subtracting the previous period allowance for loan loss, net of the interim period net charge-offs, from the current required allowance level. This provision is then booked as an expense in the income statement for that period.

The loan review department, senior credit officers, executive management and the loan committee of the Board of Directors all examine the results of the allowance for loan loss process in detail and determine if it is adequate each quarter. Management is committed to continually improving the credit assessment and risk management capabilities of the Bank and will dedicate the resources necessary to ensure advancement in this critical area of operations.

The allowance for loan loss was increased to $26.3 million at year-end 2002 versus $23.9 million at the end of 2001. The $2.4 million increase was due to $74 million more loans outstanding, a year-end update of the historical component of the general allocation calculation (2002's high commercial charge-off ratio replaced 1999's comparatively low ratio),

and higher commercial loan specific allocations ($5.1 or 0.79% of the commercial portfolio at December 31, 2002 versus $4.3 million or 0.65% at year-end 2001).

As a percent of total loans, the allowance for loan loss ratio increased to 1.46% for year-end 2002 versus 1.38% last year. As of September 30, 2002, the Company's reserve ratio of 1.35% was 20 basis points below the peer median, while the coverage of nonperforming loans at 197% was above the norm of 188% (61st percentile). Management believes year-end 2002 coverage at 226% to be adequate in light of the probable losses in the Company's loan portfolio.

The loan loss provision as percentage of average loans increased from 0.45% in 2001 to 0.69% for all of this year. The annualized provision ratio for the nine months ended September 30, 2002 of 0.55% was slightly above the peer norm of 0.53%. Due to higher net charge-offs in 2002 and management's assessment of the probable losses in the loan portfolio as discussed above, loan loss provision increased by $5.1million or 72% in 2002. Loan loss provision covered net charge-offs by 125% this year versus 108% in 2001.

Changes in the allowance for loan losses for the last five years is as follows:

Table 17: Allowance for Loan Loss Activity

	As of December 31,				
(000's omitted)	2002	2001	2000	1999	1998
Amount of loans outstanding at end of period	$1,806,905	$1,732,870	$1,515,877	$1,425,773	$1,293,135
Daily average amount of loans (net of unearned discount)	$1,759,564	$1,580,870	$1,484,945	$1,343,652	$1,257,059
Balance of allowance for loan losses at beginning of period	$23,901	$20,035	$18,528	$17,059	$16,996
Loans charged off:					
Commercial, financial, and agricultural	5,071	2,310	3,273	1,218	1,011
Real estate	249	290	250	272	280
Installment and check credit	6,695	6,062	3,957	4,474	5,583
Total loans charged off	12,015	8,662	7,480	5,964	6,874
Recoveries of loan previously charged off:					
Commercial, financial and agricultural	281	313	148	526	432
Real estate	119	56	103	30	32
Installment and check dredit	1,823	1,709	1,014	1,021	810
Total recoveries	2,223	2,078	1,265	1,577	1,274
Net loans charged off	9,792	6,584	6,215	4,387	5,600
Provision for loan losses	12,222	7,097	7,722	5,856	5,663
Reserve on acquired loans (1)	0	3,353	0	0	0
Balance of allowance for loan losses at end of period	$26,331	$23,901	$20,035	$18,528	$17,059
Ratio of net charge-offs to average loans outstanding	0.56%	0.42%	0.42%	0.33%	0.45%

(1) This reserve addition is attributable to loans purchased from Citizens National Bank of Malone and FleetBoston Financial Corporation in 2001.

The following table shows management's allocation of the allowance for loan losses by loan type as of December 31:

Table 18: Allowance for Loan Losses by Loan Type

	2002		2001		2000		1999		1998	
(000's omitted)	Amount of Allowance	Loan Mix	Amount Of Allowance	Loan Mix	Amount Of Allowance	Loan Mix	Amount of Allowance	Loan Mix	Amount of Allowance	Loan Mix
Commercial, financial and agricultural	$16,765	15.7%	$14,417	17.3%	$7,386	17.4%	$5,850	17.3%	$7,441	19.3%
Real estate mortgages	563	58.8%	473	58.0%	1,635	55.6%	1,933	55.2%	1,751	51.5%
Installment	8,894	25.5%	8,903	24.7%	8,162	27.0%	7,474	27.5%	4,663	29.2%
Unallocated	109		108		2,852		3,271		3,204	
Total	$26,331	100.0%	$23,901	100.0%	$20,035	100.0%	$18,528	100.0%	$17,059	100.0%

Funding Sources

Typical of most commercial banking institutions today is the need to rely on a variety of funding sources to support the earning asset base as well as to achieve targeted growth objectives. There are three primary sources of funding that comprise CBSI's overall funding matrix, which considers maturity, stability, and price: deposits of individuals, partnerships and corporations (IPC deposits); collateralized municipal deposits (public funds); and capital market borrowings.

Table 19: Source of Funds
Average 4th Quarter Balances
($ million and %)

	2002	Mix	2001	Mix	2000	Mix
IPC deposits	$2,378	77.6%	$2,130	78.3%	$1,713	70.9%
Public funds	161	5.3%	170	6.3%	236	9.8%
Capital borrowings	524	17.1%	419	15.4%	467	19.3%
Total fund sources	$3,063	100.0%	$2,719	100.0%	$2,416	100.0%

The Company's funding matrix continues to benefit from a high level of IPC deposits, which reached an all-time record with a fourth quarter average of $2.378 billion, an increase of $248 million or 11.6% over the comparable 2001 period. This is largely due to the $470 million in deposits acquired from the 36 former FleetBoston branches in November 2001. From the acquisition date through year-end 2002, IPC deposits in the acquired branches have increased 2.4%. IPC deposits are frequently considered to be a bank's most attractive source of funding because they are generally stable, do not need to be collateralized, have a relatively low cost, and represent a strong customer base for which a variety of loan, deposit and other financial service-related products can be cross-sold.

The mix of CBSI's deposits changed only modestly, with the average fourth quarter time deposit mix dropping from 49% of IPC deposits in 2001 to 45% in 2002. This decrease largely reflects certain customer preferences not to renew at current rates, often placing the funds in non-CD accounts at the Bank for the time being. A higher mix of money market and checking deposits in the fourth quarter of 2002 versus the year-earlier period was not unexpected given the interest rate environment. Historically low market rates resulted in reduced spreads between CDs and other interest-bearing deposits and lessened the opportunity costs associated with holding demand deposits.

Deposits of local municipalities decreased $9 million or 5.3% during the past year, with balances for fourth quarter 2002 averaging $161 million versus $170 million for the same 2001 quarter. Under New York State Municipal Law, the Company is required to collateralize all local government deposits with marketable securities from its investment portfolio. Because of this stipulation, management considers this source of funding to be equivalent to capital market borrowings. As such, CBSI endeavors to price these deposits at or below alternative capital market borrowing rates. Municipal deposits decreased due to the favorability of the aforementioned borrowing rates in comparison to competitive pricing of the public fund deposits. It should be noted that utilization of municipal deposits has generally been flat to down over the last few years as a percent of total funding sources.

Capital market borrowings are defined as funding sources available on a national market basis, generally requiring some form of collateralization. Borrowing sources for the Company include the Federal Home Loan Bank of New York, Federal Reserve Bank of New York, as well as access to the national repurchase agreement market through established relationships with primary market security dealers. Also considered as borrowings are the $30 million in fixed rate 9.75% Company-Obligated Mandatorily Redeemable Preferred Securities (trust preferred) issued to support 1997's acquisitions and approximately $50 million in floating-rate trust preferred raised to support the FleetBoston branch acquisition. Capital market borrowings averaged $524 million or 17% of total funding sources for fourth quarter 2002, an increase from the fourth quarter 2001 level of $419 million or 15% of total funding. These additional borrowings were used to fund investment purchases made during the first half of 2002. As of December 31, 2002, 54% or $248 million of capital market borrowings (excluding the aforementioned line of credit and trust preferred securities) had remaining terms of one year or less.

During fourth quarter 2002, approximately $11 million in term advances from the Federal Home Loan Bank were prepaid, resulting in a prepayment penalty of $925,000. This strategy was implemented because the cost of replacement debt, including prepayment penalty, was economically justified versus continuing to hold the existing instruments. A similar strategy was executed in third quarter 2001 when $95 million of debt was prepaid, resulting in a penalty of $2.7 million.

The average daily amount of deposits and the average rate paid on each of the following deposit categories is summarized below for the years indicated.

Table 20: Average Deposits

	Years ended December 31,					
	2002		2001		2000	
(000's omitted, except rates)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$441,800	0.00%	$343,173	0.00%	$304,107	0.00%
Interest-bearing demand deposits	262,313	0.47%	186,032	0.71%	162,065	0.91%
Regular savings deposits	402,728	1.32%	344,906	2.11%	331,987	2.37%
Money market deposits	304,623	1.60%	152,150	2.76%	128,112	3.38%
Time deposits	1,131,296	3.75%	1,100,850	5.48%	991,754	5.66%
Total average daily amount of domestic deposits	$2,542,760	2.12%	$2,127,111	3.44%	$1,918,025	3.65%

The remaining maturities of time deposits in amounts of $100,000 or more outstanding are summarized below:

Table 21 Time Deposit > $100,000 Maturities

	At December 31,	
(000's omitted)	2002	2001
Less than three months	$63,891	$78,601
Three months to six months	28,255	37,193
Six months to one year	29,646	22,660
Over one year	35,337	38,548
Total	$157,129	$177,002

The following table summarizes the outstanding balance of short-term borrowings of the Company for the years indicated:

Table 22: Short-term Borrowings

	At December 31,		
(000's omitted, except rates)	2002	2001	2000
Federal funds purchased	$33,000	$14,200	$48,730
Term borrowings at banks			
90 days or less	215,000	31,100	151,100
Over 90 days	0	1,000	0
Balance at end of period	$248,000	$46,300	$199,830
Daily average during the year	$141,024	$141,772	$258,985
Maximum month-end balance	$244,000	$268,600	$396,990
Weighted average rate during the year	1.83%	4.75%	6.51%
Year-end average rate	1.50%	4.16%	7.23%

Investments

The objective of CBSI's investment portfolio is to provide low-risk, quality assets to the statement of condition. This must be accomplished within the following constraints: (a) implementing certain interest rate risk management strategies which achieve a relatively stable level of net interest income; (b) providing both the regulatory and operational liquidity necessary to conduct day-to-day business activities; (c) considering investment risk-weights as determined by the regulatory risk-based capital guidelines; and (d) generating a favorable return without undue compromise of the other requirements.

From December 31, 2001 to December 31, 2002, the book value of CBSI's investment portfolio increased $88 million or 7.8% to $1.2 billion, reflective of purchase strategies largely in the first half of 2002, offset by planned investment runoff and strategic investment sales.

Investment interest income in 2002 was $13.2 million or 18.4% higher than the prior year as a result of $227 million or 22% higher average outstandings, partially offset by a decrease in the average investment yield from 6.96% to 6.74%. This drop occurred because the decrease in taxable yields caused by the overall decrease in market rates more than offset the increased yield and greater mix of tax-exempt holdings, whose maturities were lengthened. Through September 30, 2002, the tax equivalent investment yield was in the exceptional 98th percentile compared to national peer banks in the $3 to $10 billion asset range.

To protect the Bank against exposure to falling interest rates, the bulk of the Bank's 2002 purchases were in intermediate-term municipal bonds and agency securities with a minimum of five years of call protection. Despite a continued falling rate environment, the steepness of the yield curve in 2002 combined with the call-protected yields on this year's investment purchases, allowed for widening spreads over cost of funds on investment transactions.

During 2002, approximately $80 million of investments were sold, resulting in net investment gains of approximately $2.6 million. The sales were based on the Company's total return strategy (see below) or to maintain holdings within investment policy guidelines. Those proceeds that were reinvested resulted in an improved interest rate risk position.

The investment portfolio has essentially no credit risk due to the composition continuing to heavily favor U.S. Agency Debentures, U.S. Agency mortgage-backed pass-throughs, U.S. Agency CMOs and municipal bonds insured by third parties. As of year-end 2002, these four AAA-rated (highest possible rating) security types accounted for 98% of the total portfolio excluding Federal Home Loan Bank stock and Federal Reserve Bank stock, or 32%, 11%, 20% and 35% respectively. These four security types comprised 95% of total investments as of December 31, 2001 at 17%, 16%, 36% and 26%, respectively. While a little more than a third of the investment portfolio at year-end 2002 is in municipal bonds, management believes that the tax risk in the Company's municipal investments arising from potential future changes in statutory, judicial and regulatory actions is minimal. The investment portfolio's December 31, 2002 effective duration, which measures price sensitivity, was 3.94 years.

Since 1997, the Company has utilized total return as its primary methodology for managing investment portfolio assets. Under this analytical method, shareholder value is maximized through both interest income and market value appreciation. For the third quarter of 2002, the Company's five-year total return at 8.25% was in the extremely favorable 98th peer percentile per the *Investment Performance Digest*.

Because nearly all of the Company's investments are classified as available-for sale, any broad change in market value has a significant impact on book equity. As of year-end 2002, the pre-tax net market value gain over book value was $64.6 million versus a gain of $17.4 million as of year-end 2001.

The following table sets forth the amortized cost and market value for the Company's investment securities portfolio:

Table 23: Investment Securities

	At December 31,					
	2002		2001		2000	
(000's omitted)	Amortized Cost/Book Value	Market Value	Amortized Cost/Book Value	Market Value	Amortized Cost/Book Value	Market Value
Held to Maturity Portfolio:						
Obligations of state and political subdivisions	$7,412	$7,666	$7,608	$7,832	$5,351	$5,451
Total	7,412	7,666	7,608	7,832	5,351	5,451
Available for Sale Portfolio:						
U.S. Treasury securities and obligations of U.S. government corporations and agencies	380,243	411,278	192,111	203,501	300,714	311,348
Obligations of state and political subdivisions	404,864	420,605	282,109	277,593	164,110	165,609
Corporate securities	27,972	30,225	43,392	44,399	44,862	44,902
Collateralized mortgage obligations (CMO's)	235,286	245,368	400,100	403,780	273,382	271,825
Mortgage-backed securities	131,755	137,211	173,978	179,786	98,363	98,024
Total	1,180,120	1,244,687	1,091,690	1,109,059	881,431	891,708
Equity securities [1]	25,814	25,814	25,863	25,863	29,986	29,986
Federal Reserve Bank common stock	5,652	5,652	5,652	5,652	2,536	2,536
Total	1,211,586	$1,276,153	1,123,205	$1,140,574	913,953	$924,230
Net unrealized gain on available for sale portfolio	64,567		17,369		10,277	
Total carrying value	$1,283,565		$1,148,182		$929,581	

(1) Includes $24,575, $24,700, and $28,546 of FHLB common stock at December 31, 2002, 2001, and 2000, respectively.

The following table sets forth as of December 31, 2002, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the cost basis, weighted for scheduled maturity of each security, and adjusted to a fully tax-equivalent basis:

Table 24: Maturities of Investment Securites

	At December 31, 2002				
(000's omitted, except rates)	Amount Maturing Within One Year or Less	Amount Maturing After One Year but Within Five Years	Amount Maturing After Five Years but Within Ten Years	Amount Maturing After Ten Years	Total Amortized Cost/Book Value
Held to Maturity Portfolio:					
Obligations of state and political subdivisions	$4,307	$2,373	$732	$0	$7,412
Total	$4,307	$2,373	$732	$0	$7,412
Weighted Average Yield for Year[1]	5.10%	6.87%	7.09%	0.00%	5.86%
Available for Sale Portfolio:					
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$501	$7,000	$244,397	$128,345	$380,243
Obligations of state and political subdivisions	1,400	9,624	133,332	260,508	404,864
Corporate securities	250	0	8,507	19,215	27,972
Collateralized mortgage obligations (CMO's)	0	4,000	48,794	182,492	235,286
Mortgage-backed securities	49	5,695	6,425	119,586	131,755
Total	$2,200	$26,319	$441,455	$710,146	$1,180,120
Weighted Average Yield for Year[1]	6.61%	6.73%	6.37%	6.19%	6.27%

[1] Weighted average yields on the tax-exempt obligations have been computed on a fully tax equivalent basis assuming a marginal federal tax rate of 35%. These yields are an arithmetic computation of accrued income divided by average balance; they may differ from the yield to maturity, which considers the time value of money.

Market Risk/Interest Rate Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices. The Company's primary market risk exposure is to interest rate risk. The ongoing monitoring and management of this risk, over both a short-term tactical and longer-term strategic time horizon, is an important component of the Company's asset/liability management process, which is governed by policies established by its Board of Directors and reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Management Committee (ALCO). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management activities based upon estimated market risk sensitivity, policy limits, and overall market interest rate levels and trends.

As the Company does not believe it is possible to reliably predict future interest rate movements, it has maintained an appropriate process and set of measurement tools which enable it to identify and quantify sources of interest rate risk in varying rate environments. The primary tool used by the Company in managing interest rate risk is income simulation. The analysis begins by measuring the impact of differences in maturity and repricing of all balance sheet positions. Such work is further augmented by adjusting for prepayment and embedded option risk found naturally in certain asset and liability classes. Finally, balance sheet growth and funding expectations are added to the analysis in order to reflect the strategic initiatives set forth by the Company.

Changes in net interest income are reviewed after subjecting the balance sheet to an array of treasury yield curve possibilities. The following reflects the Company's one-year net interest income sensitivity based on asset and liability levels on December 31, 2002, assuming no growth in the balance sheet, and assuming an instantaneous 200 basis point increase and 100 basis point decrease in the prime rate, federal funds rate and the entire treasury yield curve. This test is one that is suggested by the Company's regulators (the Office of the Comptroller of the Currency), and represents conditions that are largely theoretical as compared to the "management model" discussed below.

Table 25: Regulatory Model

Rate Change In Basis Points	Net Interest Income Dollar Change During First 12 Months Versus No Change In Rates	Percent Change
+ 200 bp	$2.2 million	1.7%
- 100 bp	-$2.0 million	-1.6%

When compared to no change in interest rates during the first 12 months, net interest income performs better in the rising rate environment than in the falling rate environment due in large part to significant levels of core deposits, which are not as volatile in terms of rate movement as are other funding sources.

Additionally, to consider balance sheet growth and the steepness in slope of the treasury yield curve as of year-end 2002, a second group of simulations was performed based on what the Company believes to be conservative levels of balance sheet growth— low single digit growth in loans and deposits along with natural run-off of investments, augmented by any necessary changes in borrowings, with no growth in other major portions of the balance sheet. On that basis, a variety of scenarios was tested, including moving Prime and Fed Funds up 200 basis points and down 100 basis points over a 12 month period while flattening the long end of the treasury curve to spreads over fed funds that are more consistent with historical norms.

Table 26: Management Model

Rate Change In Basis Points	Net Interest Income Dollar Change During First 12 Months Versus No Change In Rates	Percent Change
+ 200 bp	$2.8 million	2.2%
- 100 bp	-$3.0 million	-2.4%

This test is considered by Company management to be a more realistic measure of interest rate risk when compared to no change in rates over the first 12 months. Nonetheless, the analysis does not represent a Company forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions: the nature and timing of interest rate levels (including yield curve shape), prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and other factors. While the assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions, including

how customer preferences or competitor influences might change. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Liquidity

Due to the potential for unexpected fluctuations in deposits and loans, active management of the Company's liquidity is critical. In order to respond to these circumstances, adequate sources of both on and off-balance sheet funding are in place.

CBSI's primary approach to measuring liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the amount of cash that could be made available within 30 days (calculated as liquid assets less short-term liabilities); and second, a projection of subsequent cash availability over an additional 60 days. The minimum policy level of liquidity under the Basic Surplus/Deficit approach is 7.5% of total assets for both the 30 and 90-day time horizons. As of year-end 2002, this ratio was 16.2% and 16.1%, respectively, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank.

To measure longer-term liquidity, a baseline projection of loan and deposit growth for five years is made to reflect how current liquidity levels could change over time. This five-year measure reflects ample liquidity for loan growth over the next five years.

Forward-Looking Statements

This document contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Moreover, the Company's plans, objectives and intentions are subject to change based on various factors (some of which are beyond the Company's control). Factors that could cause actual results to differ from those discussed in the forward-looking statements include: (1) risks related to credit quality, interest rate sensitivity and liquidity; (2) the strength of the U.S. economy in general and the strength of the local economies where the Company conducts its business; (3) the effect of, and changes in, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (4) inflation, interest rate, market and monetary fluctuations; (5) the timely development of new products and services and customer perception of the overall value thereof (including features, pricing and quality) compared to competing products and services; (6) changes in consumer spending, borrowing and savings habits; (7) technological changes; (8) any acquisitions or mergers that might be considered by the Company and the costs and factors associated therewith; (9) the ability to maintain and increase market share and control expenses; (10) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and accounting principles generally accepted in the United States; (11) changes in the Company's organization, compensation and benefit plans and in the availability of, and compensation levels for, employees in its geographic markets; (12) the costs and effects of litigation and of any adverse outcome in such litigation; (13) other risk factors outlined in the Company's filings with the Securities and Exchange Commission from time to time; and (14) the success of the Company at managing the risks of the foregoing.

The foregoing list of important factors is not exclusive. Such forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date on which such statement is made. If the Company does update or correct one or more forward-looking statements, investors and others should not conclude that the Company will make additional updates or corrections with respect thereto or with respect to other forward-looking statements.

New Accounting Pronouncements

See Accounting Pronouncement Section of Note A of the notes to the consolidated financial statements on page 66.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and independent accountant's reports of Community Bank System, Inc. and subsidiaries are contained on pages 62 through 86 of this item.

- Consolidated Statements of Condition—
  December 31, 2002 and 2001

- Consolidated Statements of Income –
  Years ended December 31, 2002, 2001, and 2000

- Consolidated Statements of Changes in Shareholders' Equity –
  Years ended December 31, 2002, 2001, and 2000

- Consolidated Statements of Cash Flows –
  Years ended December 31, 2002, 2001, and 2000

- Notes to Consolidated Financial Statements –
  December 31, 2002

- Report of Independent Accountants

Quarterly Selected Data (Unaudited) for 2002 and 2001 are contained on page 87.

CONSOLIDATED STATEMENTS OF CONDITION
COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES
(In Thousands, Except Share Data)

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$113,531	$106,554
Investment securities	1,283,565	1,148,182
(approximate fair value of $1,283,819 and $1,148,406)		
Loans	1,806,905	1,732,870
Allowance for loan losses	26,331	23,901
Net loans	1,780,574	1,708,969
Premises and equipment, net	56,997	53,266
Accrued interest receivable	22,772	22,562
Core deposit intangibles, net	30,769	36,722
Goodwill, net	104,059	19,814
Other intangibles, net (See note A)	0	85,806
Intangible assets, net	134,828	142,342
Other assets	41,937	28,958
TOTAL ASSETS	$3,434,204	$3,210,833
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits		
Noninterest bearing	$439,075	$447,544
Interest bearing	2,066,281	2,098,426
Total deposits	2,505,356	2,545,970
Federal funds purchased	33,000	14,200
Borrowings	430,000	263,100
Company obligated mandatorily redeemable preferred securities of subsidiaries, Community Capital Trust I-III, holding solely junior subordinated debentures of the Company	77,375	77,819
Accrued interest and other liabilities	63,435	41,764
TOTAL LIABILITIES	3,109,166	2,942,853
Shareholders' equity:		
Common stock no par $1.00 stated value for 2002 and 2001; 20,000,000 share authorized; 12,978,554 and 12,902,812 shares outstanding for 2002 and 2001, respectively	12,979	12,903
Surplus	79,058	77,710
Undivided profits	194,483	170,472
Accumulated other comprehensive income	38,551	7,281
Employee stock plan - unearned	(33)	(386)
TOTAL SHAREHOLDERS' EQUITY	325,038	267,980
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,434,204	$3,210,833

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES
(In Thousands, Except Per-Share Data)

	Years Ended December 31		
	2002	2001	2000
Interest income:			
Interest and fees on loans	$130,860	$132,014	$130,207
Interest and dividends on investments:			
Taxable	56,904	55,012	50,885
Nontaxable	17,100	10,274	7,847
Interest on federal funds sold and deposits with other banks	6	550	635
Total interest income	204,870	197,850	189,574
Interest expense:			
Interest on deposits	53,878	73,163	69,921
Interest on federal funds purchased	511	883	3,411
Interest on short-term borrowings	2,075	5,855	16,304
Interest on mandatorily redeemable preferred securities of subsidiaries	5,762	4,540	2,932
Interest on long-term borrowings	14,794	16,754	6,573
Total interest expense	77,020	101,195	99,141
Net interest income	127,850	96,655	90,433
Less: Provision for loan losses	12,222	7,097	7,722
Net interest income after provision for loan losses	115,628	89,558	82,711
Other income:			
Fiduciary and investment services	3,269	3,080	3,251
Service charges on deposit accounts	13,059	9,999	8,385
Commissions and advisory fees on investment products	6,391	6,085	4,924
Other service charges, commissions and fees	7,980	7,050	6,541
Other operating income, net	228	290	183
Net investment security gain (loss) and loss on early retirement of long-term borrowings	1,673	(113)	(159)
Total other income	32,600	26,391	23,125
Other expenses:			
Salaries and employee benefits	48,168	41,045	36,743
Occupancy expense, net	8,155	6,122	5,084
Equipment and furniture expense, net	7,539	6,075	5,224
Amortization of intangible assets	5,953	6,679	4,891
Legal and professional fees	3,342	2,859	2,336
Data processing expenses	7,187	5,120	4,526
Office supplies	2,321	1,995	1,696
Acquisition and unusual expenses	700	8,164	400
Other	12,459	10,947	10,034
Total other expenses	95,824	89,006	70,934
Income before income taxes	52,404	26,943	34,902
Income taxes	13,887	7,814	10,003
NET INCOME	$38,517	$19,129	$24,899
Earnings per share - Basic	$2.97	$1.64	$2.34
Earnings per share - Diluted	$2.93	$1.62	$2.32

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES
Years ended December 31, 2000, 2001 and 2002
(In Thousands, Except Share Data)

	Common Stock								
	Shares Outstanding	Amount	Surplus	Undivided Profits	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income	Employee Stock Plan - Unearned	Total
Balance at December 31, 1999	10,657,770	$11,206	$37,682	$149,131	($14,719)		($17,581)	($14)	$165,705
Net income - 2000				24,899		$24,899			24,899
Other comprehensive income, before tax:									
Unrealized gains on securities:									
Unrealized holding gains arising during period						39,053			
Reclassification adjustment for losses included in net income						159			
Other comprehensive income, before tax						39,212			
Income tax expense related to other comprehensive income						(15,665)			
Other comprehensive income, net of tax						23,547	23,547		23,547
Comprehensive income						$48,446			
Dividends declared:									
Common, $1.04 per share				(10,113)					(10,113)
Common stock issued under employee stock plan	2,127	2	29					9	40
Treasury stock purchased	(100,000)				(2,287)				(2,287)
Balance at December 31, 2000	10,559,897	$11,208	$37,711	$163,917	($17,006)		$5,966	($5)	$201,791
Net income - 2001				19,129		$19,129			19,129
Other comprehensive income, before tax:									
Minimum pension liability adjustment						(5,016)			
Unrealized gains on securities:									
Unrealized holding gains arising during period						9,638			
Reclassification adjustment for gains included in net income						(2,546)			
Other comprehensive income, before tax						2,076			
Income tax expense related to other comprehensive income						(761)			
Other comprehensive income, net of tax						1,315	1,315		1,315
Comprehensive income						$20,444			
Dividends declared:									
Common, $1.08 per share				(12,574)					(12,574)
Issuance of common stock	1,308,800	1,309	30,755						32,064
Common stock issued under employee stock plan	82,546	83	1,338					(381)	1,040
Fractional shares redeemed	(431)	(1)	(12)						(13)
Stock issued for acquisition	952,000	304	7,918		17,006				25,228
Balance at December 31, 2001	12,902,812	$12,903	$77,710	$170,472	$0		$7,281	($386)	$267,980
Net income - 2002				38,517		$38,517			38,517
Other comprehensive income, before tax:									
Minimum pension liability adjustment						4,919			
Unrealized gains on securities:									
Unrealized holding gains arising during period						49,796			
Reclassification adjustment for gains included in net income						(2,598)			
Other comprehensive income, before tax						52,117			
Income tax expense related to other comprehensive income						(20,847)			
Other comprehensive income, net of tax						31,270	31,270		31,270
Comprehensive income						$69,787			
Dividends declared:									
Common, $1.12 per share				(14,506)					(14,506)
Common stock issued under employee stock plan	75,742	76	1,348					353	1,777
Balance at December 31, 2002	12,978,554	$12,979	$79,058	$194,483	$0		$38,551	($33)	$325,038

The accompanying notes are an integral part of the consolidated financial statements.

COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of Dollars, except Share Data)

	Years Ended December 31		
	2002	2001	2000
Operating Activities:			
Net income	$38,517	$19,129	$24,899
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	6,596	5,049	4,072
Amortization of intangible assets	5,953	6,679	4,891
Net amortization of security premiums and discounts	3,358	2,229	439
Amortization of discount on loans	(102)	(199)	(311)
Amortization of unearned compensation and discount on junior subordinated debentures	443	276	16
Provision for loan losses	12,222	7,097	7,722
Provision (benefit) for deferred taxes	4,458	(835)	412
Loss on early retirement of long-term borrowings	925	2,659	0
(Gain) loss on sale of investment securities	(2,598)	(2,546)	159
Loss (gain) on sale of loans and other assets	100	(283)	(236)
Change in interest receivable	(210)	1,276	(4,308)
Change in other assets and other liabilities	(11,586)	5,349	(5,850)
Net cash provided by operating activities	58,076	45,880	31,905
Investing Activities:			
Proceeds from sales of investment securities	96,294	141,959	16,811
Proceeds from maturities of held-to-maturity investment securities	4,521	6,172	3,727
Proceeds from maturities of available-for-sale investment securities	197,928	205,135	51,799
Purchases of held-to-maturity investment securities	(4,095)	(4,380)	(4,035)
Purchases of available-for-sale investment securities	(383,598)	(514,132)	(142,671)
Net change in loans outstanding	(83,789)	12,607	(96,220)
Premium paid on acquisition of business	0	(1,830)	(6,134)
Cash received in acquisitions	0	212,353	0
Capital expenditures, net	(8,831)	(7,730)	(5,304)
Net cash (used) provided by investing activities	(181,570)	50,154	(182,027)
Financing Activities:			
Net change in demand deposits, NOW accounts, and savings accounts	25,005	206,490	9,236
Net change in certificates of deposit	(65,619)	(166,998)	94,569
Net change in federal funds purchased	18,800	(34,530)	16,280
Net change in term borrowings	165,475	(140,609)	(7,900)
Proceeds from issuance of redeemable preferred securities	0	47,967	0
Issuance of common stock, net of issuance costs	1,151	32,837	29
Treasury stock purchased	0	0	(2,287)
Cash dividends paid	(14,228)	(10,980)	(9,998)
Other financing activities	(113)	(113)	(101)
Net cash provided (used) by financing activities	130,471	(65,936)	99,828
Change in cash and cash equivalents	6,977	30,098	(50,294)
Cash and cash equivalents at beginning of year	106,554	76,456	126,750
CASH AND CASH EQUIVALENTS AT END OF YEAR	$113,531	$106,554	$76,456
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$79,038	$103,664	$97,326
Cash paid for income taxes	$6,429	$8,082	$9,876
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES:			
Dividends declared and unpaid	$3,760	$3,482	$1,888
Gross change in unrealized gains on available-for-sale securities	$47,198	$7,092	$39,212
Minimum pension liability adjustment	($4,919)	$5,016	$0
Bank and branch acquisitions:			
Fair value of assets acquired	$0	$382,560	$0
Liabilities assumed	$0	$569,685	$0
Common stock issued, including treasury stock of $17,006	$0	$25,228	$0

The accompanying notes are an integral part of the consolidated financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Community Bank System, Inc. is a one-bank holding company which wholly-owns seven subsidiaries: Community Bank, N.A. (the Bank), Community Capital Trust I, II, and Community Statutory Trust III subsidiary business trusts, Benefit Plans Administrative Services, Inc. (BPA), CFSI Closeout Corp. (CFSICC), and First of Jermyn Realty Co. (FJRC). Community Capital Trust I was formed in February 1997 for the purpose of issuing mandatorily redeemable convertible securities which are considered Tier I capital under regulatory capital adequacy requirements (see Note P). In July 2001, Community Capital Trust II and Community Statutory Trust III were formed to issue Company-obligated pooled capital securities which are considered Tier I capital under regulatory capital adequacy requirements. BPA provides pension administration and consulting services to sponsors of defined benefit and defined contribution plans. CFSICC and FJRC are inactive companies. The Bank operates 112 customer facilities throughout the Northern, the Finger Lakes, and the Southern Tier regions of New York State, as well as Northeastern Pennsylvania, and owns the following subsidiaries: Community Financial Services, Inc. (CFSI), Community Investment Services, Inc. (CISI), CBNA Treasury Management Corporation (TMC), CBNA Preferred Funding Corporation (PFC), Elias Asset Management, Inc. (EAM) and First Liberty Service Corp. (FLSC). CFSI offers insurance and investment products. CISI provides broker-dealer and investment advisory services. TMC operates the cash management, investment, and treasury functions of the Bank. PFC primarily engages in investing of residential real estate loans. EAM provides asset management services to individuals, corporate pension and profit sharing plans, and foundations. FLSC provides banking related services to the Pennsylvania branches of the Bank.

Basis of Presentation

All amounts except share, per-share and rates are presented in thousands.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation.

Critical Accounting Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting estimates include the allowance for loan losses, actuarial assumptions associated with the pension, post-retirement and other employee benefit plans, fair value of investment securities, and fair value methodologies used to review the carrying value of goodwill.

Risk and Uncertainties

In the normal course of its business, the Company encounters economic and regulatory risks. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects potential changes in the value of collateral underlying loans, the fair value of investment securities, and loans held for sale.

The Company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances, and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examinations.

Business Combinations

Since the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations," business combinations initiated after June 30, 2001, are required to be accounted for under the purchase method. Under the purchase method, net assets of the business acquired are recorded at their estimated fair value as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition. Prior to SFAS 141, certain business combinations were accounted for under the pooling-of-interests method, which required the retroactive combining of the assets, liabilities, shareholders' equity, and results of operations of the merged entity with the Company's respective accounts at historical amounts. Prior period financial statements were restated to give effect to business combinations accounted for under this method.

Revenue Recognition

The Company recognizes income on an accrual basis. TMC recognizes interest income on its investment assets using the interest method and recognizes management fee income for its treasury and investment management services rendered to the Bank and PFC. CISI and CFSI both recognize fee income when insurance and investment products are sold to the public. EAM provides asset management services to brokerage firms and clients and recognizes income ratably over the contract period during which service is performed. PFC recognizes interest income on real estate mortgages using the interest method and a management fee for services it provides to the Bank. FLSC earns a fee from the Bank for the personnel and management services it provides to the Pennsylvania division of the Bank. BPA performs actuarial and recordkeeping services and earns its income over the portion of the contract period during which service is performed. Community Capital Trust I and II and Community Statutory Trust III earn interest income on their investment in Junior Subordinated Debentures of the Parent Company using the interest method. All intercompany fees and interest income and expense among related entities eliminate in consolidation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment Securities

The Company has classified its investments in debt and equity securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those for which the Company has the positive intent and ability to hold to maturity, and are reported at cost, which is adjusted for amortization of premiums and accretion of discounts. Debt securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities has been classified as trading securities. Equity securities are stated at cost and include stock of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York. Investment securities are reviewed regularly for other than temporary impairment. Where there is other than temporary impairment, the carrying value of the investment security is reduced to the estimated fair value, with the impairment loss recognized in the consolidated statements of income as other operating income, net.

The average cost method is used in determining the realized gains and losses on sales of investment securities, which are reported under other income as investment security gain (loss), net. Premiums and discounts on securities are amortized and accreted, respectively, on a systematic basis over the period to maturity, estimated life, or earliest call date of the related security.

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans

Loans are stated at unpaid principal balances. Fair values for variable rate loans that reprice frequently, with no significant credit risk, are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flows and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Mortgage loans held for sale are carried at the lower of cost or market and are included in loans as the balance of such loans was not significant. The carrying amount of accrued interest approximates its fair value.

Interest on commercial loans and mortgages is accrued and credited to operations based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally by the actuarial method. Non-refundable loan fees and related direct costs are included in the loan balances and are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

Impaired and Other Nonaccrual Loans

The Company places a loan on nonaccrual status when the loan is more than ninety days past due (or sooner, if management concludes collection of interest is doubtful), except when, in the opinion of management, it is well-collateralized and in the process of collection. A loan may be placed on nonaccrual status earlier than ninety days past due if there is deterioration in the financial position of the borrower or if other conditions of the loan so warrant. When a loan is placed on nonaccrual status, uncollected accrued interest is charged against interest income. Interest income during the period the loan is on nonaccrual status is recorded on a cash basis. Nonaccrual loans are returned to accrual status when management determines that the borrower's performance has improved and that both principal and interest are collectible. This generally requires a sustained period of timely principal and interest payments.

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on fair value of the collateral.

Allowance for Loan Losses

When appropriate, an impaired loan is assigned a specific allowance. Specific loan loss allocations for certain identified commercial customers are considered and revised as necessary. Charge-off of these commercial customers are taken against the specific allocations before being applied against the general reserve. General allocations on the commercial, residential and consumer loan portfolios are reviewed and recalculated quarterly based on historical loss experience and various qualitative judgement factors. These qualitative factors include changes in national and local economic and business conditions, changes in experience, ability and depth of lending management, changes in the portfolio mix and risk profile, and changes in the growth of the loan portfolios. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance.

The allowance for loan losses reflects management's best estimate of probable loan losses in the Company's loan portfolio. Determination of the allowance for loan losses is inherently subjective. It requires significant estimates including the amounts and timing of expected future cash flows on impaired loans and the amount of estimated losses on pools of homogeneous loans which is based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Intangible Assets

Intangible assets represent core deposit intangibles and goodwill arising from acquisitions. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," and SFAS 147, "Accounting for Certain Acquisitions of Banking and Thrift Institutions." Under the provisions of SFAS 142 and SFAS 147, goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Core deposit intangibles continue to be amortized on either an accelerated or straight-line basis over periods ranging from 7 to 15 years. Prior to the adoption of SFAS 142 and SFAS 147, the Company's goodwill was amortized on a straight-line basis over varying periods not exceeding 25 years. Note F includes a summary of the Company's core deposit intangibles and goodwill as well as further detail about the impact of the adoption of SFAS 142 and SFAS 147.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Computer software costs that are capitalized only include external direct costs of obtaining and installing the software. The annual provision for depreciation is computed using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of the unpaid loan balance plus settlement costs, or fair value less estimated costs of disposal. At December 31, 2002 and 2001, other real estate, included in other assets, amounted to $704 and $1,427, respectively.

Mortgage Servicing Rights

Originated mortgage servicing rights are recorded at their fair value at the time of transfer and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporates assumptions that market participants would use in estimating future net servicing income, which includes estimates of the servicing cost per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions. At December 31, 2002 and 2001, mortgage servicing rights, included in other assets, amounted to $283 and $567, respectively.

Deposits

The fair values of demand and savings deposits are based on carrying values. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair values. Fair values for fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered on similar certificates. The carrying value of accrued interest approximates fair value.

Borrowings

The carrying amounts of federal funds purchased and short-term borrowings approximate their fair values. Fair values for long-term borrowings are estimated using discounted cash flows and interest rates currently being offered on similar borrowings.

Since the Company considers debt extinguishments in its interest rate risk strategy, any prepayment penalties incurred on long-term borrowings are presented in the other income section of the consolidated statements of income.

Treasury Stock

Treasury stock purchases are recorded at cost. The Company purchases treasury stock primarily for strategic purposes. During 2001, the Company issued 648,100 shares of treasury stock in connection with the acquisition of Citizens National Bank of Malone.

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable, and deferred taxes which are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Retirement Benefits

The Company has established tax-qualified retirement plans covering substantially all full-time employees and certain part-time employees. The Company also provides post-retirement benefits for eligible retired employees and dependents. Expense under these plans is charged to current operations and consists of several components of net periodic benefit cost based on various actuarial assumptions regarding future experience under the plans. In addition, the Company has unfunded deferred compensation and supplemental executive retirement plans for selected current and former employees and officers that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. These plans are nonqualified under the Internal Revenue Code, and assets used to fund benefit payments are not segregated from other assets of the Company; therefore, in general, a participant's or beneficiary's claim to benefits under these plans is as a general creditor.

Assets Under Management

Assets held in fiduciary or agency capacities for customers are not included in the accompanying consolidated statements of condition, since such items are not assets of the Company. Substantially all fees associated with providing management services are recorded on an accrual basis of income and are included in other income. Assets under management at December 31, 2002 and 2001 were $1,364,000 and $1,385,000, respectively.

Earnings Per Share

Basic-earnings per share are computed based on the weighted-average common shares outstanding for the period. Diluted-earnings per share are based on the weighted-average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The dilutive effect of options is calculated using the treasury stock method of accounting. The treasury stock method determines the number of common shares which would be outstanding if all the in-the-money options (average market price is greater than the exercise price) were exercised and the proceeds were used to repurchase common shares in the open market at the average market price for the applicable time period.

Stock-Based Compensation

The Company accounts for stock awards issued to directors, officers and key employees using the intrinsic value method. This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

SFAS 123, "Accounting for Stock-Based Compensation," requires companies that use the "intrinsic value method" to account for stock compensation plans to provide pro forma disclosures of the net income and earnings per share effect of stock options using the "fair value method." Under the intrinsic value method, the excess of the fair value of the stock over the exercise price is recorded as expense on the date at which both the number of shares the recipient is entitled to receive and the exercise price are known.

Management estimated the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to estimate the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. As a result, the Black-Scholes model is not a perfect indicator of the value of an option, but it is commonly used for this purpose.

The Black-Scholes model requires several assumptions, which management developed based on historical trends and current market observations. These assumptions include:

	2002	2001	2000
Weighted-average expected life	6.74	7.02	7.11
Future dividend yield	3.00%	3.00%	3.00%
Share price volatility	27.82%	28.14%	29.15%
Weighted average risk-free interest rate	3.814%-5.157%	5.11%	4.65% - 6.93%

If these assumptions are not accurate, the estimated fair value used to derive the information presented in the following table also will be inaccurate. Moreover, the model assumes that the estimated fair value of an option is amortized over the option's vesting period and would be included in personnel expense on the income statement. The pro forma impact of applying the fair value method of accounting for the years shown below may not be indicative of the pro forma impact in future years.

	2002	2001	2000
Net Income:			
As reported	$38,517	$19,129	$24,899
Pro forma	$37,825	$18,333	$24,282
Earnings per share:			
As reported:			
Basic	$2.97	$1.64	$2.34
Diluted	$2.93	$1.62	$2.32
Pro forma:			
Basic	$2.92	$1.57	$2.28
Diluted	$2.87	$1.55	$2.27

Fair Values of Financial Instruments

The Company determines fair values based on quoted market values where available or on estimates using present values or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107, "Disclosures about Fair Value of Financial Instruments," excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair values of investment securities, loans, deposits, and borrowings have been disclosed in footnotes C, D, G, and H, respectively.

Accounting Pronouncements

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, including long-term customer relationships of a financial institution, such as core deposit intangibles. This Statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale. Effective January 1, 2002, the Company adopted this pronouncement, which had no impact on the financial condition or results of operations for the year ended December 31, 2002.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. This Statement rescinds SFAS 4 and SFAS 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The Statement also rescinds SFAS 44 related to the accounting for intangible assets for motor carriers and amends SFAS 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The Company adopted this pronouncement as of July 1, 2002. As a result, gains and losses from debt extinguishments have been presented in the other income section of the consolidated statements of income and all prior periods have been restated.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. This Statement supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This pronouncement does not have a significant impact on the Company's financial condition or results of operations for the year ended December 31, 2002.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123, "Accounting for Stock-Based Compensation," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will continue to account for stock-based compensation using the intrinsic value method but will provide pro forma disclosures of the net income and earnings per share effect of stock options using the "fair value method" in its annual and interim financial statements.

See Note F for discussion of recent accounting pronouncements regarding goodwill and intangible assets.

NOTE B: ACQUISITIONS

FleetBoston Financial Corporation
On November 16, 2001, the Company acquired 36 branches from FleetBoston Financial Corporation with $470 million in deposits and $177 million in loans. The branches are located in the Southwestern and Finger Lakes Regions of New York State. The acquisition has been accounted for under the purchase method of accounting. As a result of the acquisition, the Company's core deposit funding increased, and the addition of new markets with expanded lending and financial service opportunities will enable the Company to grow in an increasingly competitive banking environment.

Citizens National Bank of Malone
On January 26, 2001, the Company acquired the $111-million-asset Citizens National Bank of Malone, an eighty-year-old commercial bank with five branches throughout Franklin and St. Lawrence counties in New York State. The Company issued 952,000 shares of its common stock to the former shareholders at a cost of $26.50 per share. All of the 648,100 shares held in the Company's treasury were issued in this transaction. The acquisition has been accounted for under the purchase method of accounting.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the dates FleetBoston Financial Corporation and Citizens National Bank of Malone were acquired.

(000's omitted)	FleetBoston Financial Corporation	Citizens National Bank of Malone	Total
Cash	$208,576	$3,777	$212,353
Investments	0	46,029	46,029
Loans, net of allowance for loan losses	174,449	57,981	232,430
Premises and equipment, net	9,600	1,495	11,095
Other assets	1,255	1,355	2,610
Core deposit intangibles	28,100	0	28,100
Goodwill	48,985	13,311	62,296
Total assets	$470,965	$123,948	$594,913
Deposits	$470,250	$87,671	$557,921
Borrowings	0	9,950	9,950
Other liabilities	715	1,099	1,814
Total liabilities	$470,965	$98,720	$569,685

First Liberty Bank Corp.

On May 11, 2001, Company completed its acquisition of the $648-million-asset First Liberty Bank Corp. ("First Liberty"). Pursuant to the terms of the merger, each share of First Liberty stock was exchanged for .56 shares of the Company's common stock, which amounted to approximately 3.6 million shares. The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests under APB Opinion 16. Accordingly, the consolidated financial statements for the periods presented have been restated to include the combined results of operations, financial position and cash flows of the Company and First Liberty. Certain reclassifications were made to First Liberty's prior year financial statements to conform to the Company's presentation.

Results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow:

(000's omitted)	For the Four Months Ended April 30, 2001	For the Twelve Months Ended December 31, 2000
NET INTEREST INCOME:		
Community Bank System, Inc.	$24,742	$71,209
First Liberty Bank Corp	6,112	19,224
Combined	$30,854	$90,433
NET INCOME:		
Community Bank System, Inc.	$5,874	$20,319
First Liberty Bank Corp	1,765	4,580
Combined	$7,639	$24,899

Elias Asset Management, Inc.
On April 3, 2000, Community Bank System, Inc. acquired all the stock of Elias Asset Management, Inc. (EAM) for cash of $6.5 million. Additional consideration of $3.0 million was recognized in 2001 based upon performance targets set forth within the stock purchase agreement. EAM, based in Williamsville, NY, is a nationally recognized firm with approximately $405 million in assets under management for individuals, corporate pension and profit sharing plans, and foundations as of December 31, 2002. This transaction was accounted for under the purchase method, and the Company recognized $8.0 million of goodwill.

Acquisition and Unusual Expenses
The Company incurred one-time expenses in connection with the above acquisitions. The following table shows the components of acquisition and unusual expenses which are presented in the consolidated statements of income for the years ended December 31:

(000's omitted)	2002	2001	2000
Acquisition expenses:			
Legal and professional fees	$455	$2,742	$371
Severance and employee benefits	97	1,462	0
Equipment write-downs	0	934	0
Customer check repurchase	61	811	0
Other	87	1,381	29
Total acquisition expenses	700	7,330	400
Unusual expenses:			
Legal and professional fees	0	395	0
Other	0	439	0
Total unusual expenses	0	834	0
Total acquisition and unusual expenses	$700	$8,164	$400

NOTE C: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities as of December 31 are as follows:

	2002				2001			
(000's omitted)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Gains	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to Maturity Portfolio:								
Obligations of state and political subdivisions	$7,412	$254	$ 0	$7,666	$7,608	$224	$ 0	$7,832
Total	7,412	254	0	7,666	7,608	224	0	7,832
Available for Sale Portfolio:								
U.S. Treasury securities and obligations of U.S. government corporations and agencies	380,243	31,035	0	411,278	192,111	11,390	0	203,501
Obligations of state and political subdivisions	404,864	15,781	40	420,605	282,109	2,024	6,540	277,593
Corporate securities	27,972	2,253	0	30,225	43,392	1,336	329	44,399
Collateralized mortgage obligations (CMO's)	235,286	10,082	0	245,368	400,100	6,753	3,073	403,780
Mortgage-backed securities	131,755	5,457	1	137,211	173,978	5,843	35	179,786
Total	1,180,120	64,608	41	1,244,687	1,091,690	27,346	9,977	1,109,059
Equity securities	31,466	0	0	31,466	31,515	0	0	31,515
Total	1,211,586	$64,608	$41	$1,276,153	1,123,205	$27,346	$9,977	$1,140,574
Net unrealized gain on available for sale portfolio	64,567				17,369			
Total carrying value	$1,283,565				$1,148,182			

The amortized cost and estimated fair value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
(000's omitted)	Carrying Value	Est. Market Value	Carrying Value	Est. Market Value
Due in one year or less	$4,307	$4,346	$2,151	$2,172
Due after one through five years	2,373	2,520	16,624	17,775
Due after five years through ten years	732	800	386,236	409,157
Due after ten years	0	0	408,068	433,004
Total	7,412	7,666	813,079	862,108
Collateralized mortgage obligations (CMO's)	0	0	235,286	245,368
Mortgage-backed securities	0	0	131,755	137,211
Total	$7,412	$7,666	$1,180,120	$1,244,687

Proceeds from sales of investment securities during 2002, 2001, and 2000 were $81,264, $137,162, and $16,864, respectively. Gross gains of approximately $2,593, $2,964, and $53 for 2002, 2001, and 2000, respectively, and gross losses of $0, $418, and $212 in 2002, 2001, and 2000, respectively, were realized on those sales.

Investment securities with a carrying value of $685,102 and $596,200 at December 31, 2002 and 2001, respectively, were pledged to collateralize deposits and borrowings.

NOTE D: LOANS

Major classifications of loans at December 31 are summarized as follows:

(000's omitted)	2002	2001
Real estate mortgages	$1,062,176	$1,005,558
Commercial, financial and agricultural loans	283,273	299,925
Installment loans to individuals	436,118	399,368
Other loans	25,454	28,237
Gross loans	1,807,021	1,733,088
Unearned discount	116	218
Net loans	1,806,905	1,732,870
Allowance for loan losses	26,331	23,901
Loans, net of allowance for loan losses	$1,780,574	$1,708,969

The estimated fair value of loans at December 31, 2002 and 2001 was $1,841,000 and $1,703,000, respectively. Non-accrual loans of $9,754 and $7,186 at December 31, 2002 and 2001, respectively, are included in net loans.

Changes in loans to directors and officers and other related parties for the years ended December 31 are summarized as follows:

(000's omitted)	2002	2001
Balance at beginning of year	$15,674	$19,017
New loans	287	1,993
Payments	(226)	(5,336)
Balance at end of year	$15,735	$15,674

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of mortgage loans serviced for others were $103,663, $119,838, and $101,254 at December 31, 2002, 2001, and 2000, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $717 and $883 at December 31, 2002 and 2001, respectively.

Changes in the allowance for loan losses for the years ended December 31 are summarized as follows:

(000's omitted)	2002	2001	2000
Balance at beginning of year	$23,901	$20,035	$18,528
Provision charged to expense	12,222	7,097	7,722
Reserve on acquired loans	0	3,353	0
Loans charged off	12,015	8,662	7,480
Recoveries	2,223	2,078	1,265
Balance at end of year	$26,331	$23,901	$20,035

As of December 31, 2002, the Company had $17,256 in impaired loans. This amount includes $12,608 of impaired loans with a specifically allocated allowance for loan loss of $5,078, and $4,648 of impaired loans with no specifically allocated allowance. As of December 31, 2001, the Company had $21,636 in impaired loans, including $16,032 with a specifically allocated allowance of $4,262, and $5,604 with no specifically allocated allowance.

NOTE E: PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31:

(000's omitted)	2002	2001
Land and land improvements	$8,270	$7,665
Bank premises owned	47,129	44,486
Equipment	39,577	33,595
Premises and equipment, gross	94,976	85,746
Less: Allowance for depreciation	37,979	32,480
Premises and equipment, net	$56,997	$53,266

NOTE F: INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supercedes APB Opinion 17, "Intangible Assets". The statement requires that the Company subject goodwill and other intangible assets to an annual impairment analysis to assess the need to write down the balances and recognize an impairment loss. In addition, amortization of goodwill is no longer being recorded in accordance with this statement. Core deposit intangibles will continue to be amortized.

In October 2002, the FASB issued SFAS 147, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," which addresses financial accounting and reporting for certain intangibles associated with branch acquisitions. This statement removes acquisitions of financial institutions from the scope of SFAS 72 and FASB Interpretation 9. It reclassifies as goodwill certain "unidentified intangible assets" associated with the Company's branch acquisitions dating as far back as 1994. Financial statements are retroactively restated to January 1, 2002 to remove amortization recorded on Other Intangible Assets. Previously, these intangible assets were being regularly amortized. As discussed above, under FASB 142, goodwill is not required to be amortized, but as an asset, is periodically reviewed for impairment.

The pro forma disclosures on net income and earnings per share of SFAS 142 and SFAS 147 for the twelve months ended December 31, 2002, 2001 and 2000 are as follows:

	Twelve Months Ended December 31,		
($000's omitted except per share amounts)	2002	2001	2000
Reported net income	$38,517	$19,129	$24,899
Goodwill amortization, net of taxes		2,945	1,964
Adjusted net income	$38,517	$22,074	$26,863
Basic earnings per share:			
Reported net income	$2.97	$1.64	$2.34
Goodwill amortization, net of taxes		0.25	0.18
Adjusted net income	$2.97	$1.89	$2.52
Diluted earnings per share:			
Reported net income	$2.93	$1.62	$2.32
Goodwill amortization, net of taxes		0.25	0.18
Adjusted net income	$2.93	$1.87	$2.50

The gross carrying amount and accumulated amortization for each type of intangible asset are as follows:

	As of December 31, 2002			As of December 31, 2001		
(000's omitted)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:						
Core deposit intangibles	$47,366	($16,597)	$30,769	$47,366	($10,644)	$36,722
Total amortized intangible assets	47,366	(16,597)	30,769	47,366	(10,644)	36,722
Unamortized intangible assets:						
Goodwill	122,432	(18,373)	104,059	123,993	(18,373)	105,620
Total intangible assets, net	$169,798	($34,970)	$134,828	$171,359	($29,017)	$142,342

The decrease of $1,561 in the gross carrying value of goodwill pertains to the FleetBoston acquisition, specifically an adjustment to fair value of the Bank premises and equipment following receipt of an external appraisal and reflecting deferred taxes. The Company completed its goodwill impairment analysis during 2002, and no adjustment was necessary.

The estimated aggregate amortization expense for each of the five succeeding fiscal years ended December 31 is as follows:

2003	$4,970
2004	4,753
2005	4,079
2006	3,406
2007	3,406
Thereafter	10,155
Total	$30,769

NOTE G: DEPOSITS

Deposits consist of the following at December 31:

(000's omitted)	2002	2001
Demand	$439,075	$447,544
Savings	962,056	928,582
Time	1,104,225	1,169,844
Total deposits	$2,505,356	$2,545,970

The estimated fair value of deposits at December 31, 2002 and 2001 was approximately $2,523,000 and $2,548,000, respectively.

At December 31, 2002 and 2001, time certificates of deposit in denominations of $100 and greater totaled $157,129 and $177,002, respectively.

The approximate maturities of time deposits at December 31 are as follows:

(000's omitted)	2002	2001
Three months or less	$276,298	$333,002
Over three months through twelve months	538,850	596,308
Over one year through three years	250,667	191,228
Over three years	38,410	49,306
Total	$1,104,225	$1,169,844

NOTE H: BORROWINGS

Outstanding borrowings at December 31 are as follows:

(000's omitted)	2002	2001
Short-term borrowings:		
Federal funds purchased	$33,000	$14,200
Federal Home Loan Bank advances	215,000	26,000
Other short-term borrowings	0	6,100
Total short-term borrowings	248,000	46,300
Long-term borrowings:		
Federal Home Loan Bank advances	215,000	231,000
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company, net of discount of $1,575 and $1,631	77,375	77,819
Total long-term borrowings	292,375	308,819
Total borrowings	$540,375	$355,119

Federal Home Loan Bank advances are secured by a blanket lien on the Company's residential real estate loan portfolio and mortgage-backed securities portfolio.

Long-term borrowings at December 31, 2002 have maturity dates as follows:

(000's omitted, except rates)	Amount	Weighted Average Rate
January 23, 2008	$10,000	5.44%
January 28, 2008	5,000	5.48%
January 30, 2008	20,000	5.27%
February 4, 2008	5,000	5.45%
April 14, 2010	25,000	6.35%
September 27, 2010	50,000	5.88%
October 12, 2010	50,000	5.84%
November 1, 2010	50,000	5.77%
February 3, 2027	29,338	9.75%
July 16, 2031	24,286	6.13%
July 31, 2031	23,751	5.49%
Total	$292,375	6.20%

The estimated fair value of long-term borrowings at December 31, 2002 and 2001 was approximately $345,000 and $339,000 respectively.

In December 2002, the Company prepaid $11,000 of Federal Home Loan Bank advances with maturity dates ranging from December 15, 2003 to December 31, 2004 and a weighted average rate of 6.17%. In September 2001, the Company prepaid $95,000 of Federal Home Loan Bank advances with maturity dates ranging from December 17, 2002 to February 23, 2004 and a weighted average rate of 5.38%. As a result of these prepayments, the Company incurred penalties of $925 and $2,659 in 2002 and 2001, respectively. These penalties have been reflected in the consolidated statements of income as net investment security gains and loss on early retirement of long-term borrowings.

On February 3, 1997, the Company formed a wholly-owned subsidiary business trust, Community Capital Trust I (Trust), for the purpose of issuing Company-Obligated Mandatorily Redeemable Preferred Securities representing undivided beneficial interests in the assets of the Trust. The Trust issued $30,000 of 9.75% preferred securities that are non-voting and mandatorily redeemable in 2027 with a ten-year call provision beginning in 2007 at a premium of 104.54% declining to par in 2017. The Company borrowed the proceeds of the preferred securities from the Trust by issuing Junior Subordinated Debentures having substantially similar terms as the preferred securities. The assets of the Trust include the principal amount of the Company's Junior Subordinated Debentures and related accrued interest and were $32,022 at December 31, 2002. The preferred securities mature in 2027 and are treated as Tier 1 capital. The guarantees issued by the Company for the Trust, together with the Company's obligations under the trust agreement, the Junior Subordinated Debentures, and the

Indenture under which the Junior Subordinated Debentures were issued, constitute a full and unconditional guarantee by the Company of the preferred securities issued by the Trust. The costs related to the issuance of these securities are capitalized and amortized over the life of the period to redemption on a straight-line basis.

On July 16, 2001, the Company formed a wholly-owned subsidiary, Community Capital Trust II, a Delaware business trust. The trust issued $25,000 of 30 year floating-rate Company-obligated pooled capital securities of Community Capital Trust II holding solely parent debentures. On July 31, 2001, the Company formed a wholly-owned subsidiary, Community Statutory Trust III, a Connecticut business trust. The trust issued $24,450 of 30 year floating-rate Company-obligated pooled capital securities of Community Statutory Trust III holding solely parent debentures. The Company borrowed the proceeds of the capital securities from its subsidiaries by issuing deeply subordinated junior debentures having substantially similar terms. The capital securities mature in 2031 and are treated as Tier I capital by the Federal Reserve Bank of New York. Trust II capital securities are a pooled trust preferred fund of MM Community Funding I, Ltd, and are tied to the six-month LIBOR plus 3.75%, with a five-year call provision beginning in 2006 at a premium of 107.6875% declining to par in 2011. Trust III capital securities are a pooled trust preferred fund of First Tennessee/KBW Pooled Trust Preferred Deal III and are tied to the three month LIBOR plus 3.58%, with a five-year call provision beginning in 2006 at a premium of 107.5% declining to par in 2011. All of these securities are guaranteed by the Company.

NOTE I: INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31 is as follows:

(000's omitted)	2002	2001	2000
Current:			
Federal	$9,268	$8,301	$9,049
State	161	348	542
Deferred:			
Federal	3,764	(691)	357
State	694	(144)	55
Total income taxes	$13,887	$7,814	$10,003

Components of the net deferred tax asset/liability, included in other assets/liabilities, as of December 31 are as follows:

(000's omitted)	2002	2001
Allowance for loan losses	$10,112	$8,956
Employee benefits	1,430	4,226
Goodwill and amortization of intangibles	978	1,734
Other	1,935	1,716
Total deferred tax asset	14,455	16,632
Investment securities	27,089	8,142
Loan origination costs	2,462	2,117
Depreciation and loss on disposal	2,809	1,532
Pension	3,111	0
Mortgage servicing rights	110	222
Total deferred tax liability	35,581	12,013
Net deferred tax (liability) asset	($21,126)	$4,619

The Company has determined that no valuation allowance is necessary as it is more likely than not that deferred tax assets will be realized through carryback of future deductions to taxable income in prior years, future reversals of existing temporary differences, and through future taxable income.

A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

	2002	2001	2000
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (reduction) in taxes resulting from:			
Tax-exempt interest	(9.9%)	(11.1%)	(9.5%)
State income taxes, net of federal benefit	0.6%	0.7%	1.1%
Other	0.8%	4.5%	2.1%
Effective income tax rate	26.5%	29.1%	28.7%

NOTE J: LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations, and policies. For example, as a national bank, the Bank must obtain the approval of the Office of the Comptroller of the Currency (OCC) for payments of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2002, the Bank had approximately $34,368 in undivided profits legally available for the payments of dividends.

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

There are also statutory limits on the transfer of funds to the Company by its banking subsidiary, whether in the form of loans or other extensions of credit, investments or assets purchases. Such transfer by the Bank to the Company generally is limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specific amounts.

NOTE K: BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan covering the majority of its employees and retirees. The benefits are based on years of service and the participant's average compensation, as defined in the Plan. The Company also provides health and life insurance benefits for eligible retired employees and dependents. The Company does not fund this plan. The Company accrues for the estimated cost of these benefits through charges to expense during the years that the employees earn these benefits. The following table shows the funded status of the Company's Plans reconciled with amounts reported in the Company's consolidated statements of condition, and the assumptions used in determining the actuarial present value of the benefit obligations as of December 31:

	Pension Benefits		Post-retirement Benefits	
(000's omitted)	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at the beginning of year	$29,890	$23,459	$3,378	$2,148
Service cost	1,173	1,121	159	165
Interest cost	1,779	1,650	241	210
Deferred actuarial (gain) loss	(152)	4,665	491	980
Benefits paid	(1,170)	(1,005)	(110)	(125)
Benefit obligation at end of year	31,520	29,890	4,159	3,378
Change in plan assets				
Fair value of plan assets at beginning of year	21,084	22,034	0	0
Actual return of plan assets	(2,781)	(1,384)	0	0
Company contributions	12,000	1,439	0	0
Benefits paid	(1,170)	(1,005)	0	0
Fair value of plan assets at end of year	29,133	21,084	0	0
Unfunded status	(2,387)	(8,806)	(4,159)	(3,378)
Unrecognized actuarial loss	15,122	10,626	232	66
Unrecognized prior service (benefit) cost	(397)	(430)	391	421
Unrecognized transition (asset) liability	(4)	(23)	410	451
Prepaid (accrued) benefit cost	12,334	1,367	(3,126)	(2,440)
Additional minimum liability	0	(5,016)	0	0
Total prepaid (accrued) benefit cost	$12,334	($3,649)	($3,126)	($2,440)
Weighted-average assumptions as of				
Discount rate	6.10%	6.75%	6.10%	6.75%
Expected return on plan assets	9.00%	9.00%	0.00%	0.00%
Rate of compensation increase	4.00%	4.00%	0.00%	0.00%

The net periodic benefit cost as of December 31 is as follows:

	Pension Benefits			Post-retirement Benefits		
(000's omitted)	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost						
Service cost	$1,173	$1,121	$1,125	$159	$165	$134
Interest cost	1,779	1,650	1,530	241	210	138
Expected return on plan assets	(1,898)	(1,983)	(2,034)	0	0	0
Net amortization and deferral	32	280	(192)	0	0	0
Amortization of prior service cost	(33)	(114)	(24)	30	30	0
Amortization of transition obligation	(19)	(19)	3	41	41	41
Net periodic benefit cost	$1,034	$935	$408	$471	$446	$313

FASB 87, "Employers' Accounting for Pensions," requires recognition in the balance sheet of an additional minimum liability for pension plans with accumulated benefit obligation in excess of plan assets. At December 31, 2001, the accumulated benefit obligation exceeded the plan assets resulting in the recognition of an additional minimum pension liability of $5,016, which was recorded as a charge to shareholders' equity, net of tax benefit of $1,966. For the year ended December 31, 2002, the plan assets exceeded the accumulated benefit obligation. As a result, the additional minimum liability was reversed.

The Company has a 401(k) Employee Stock Ownership Plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees can contribute from 1% to 90% of eligible compensation, with up to 6% being eligible for matching contributions in the form of Company common stock. The Plan also permits the Company to distribute a discretionary profit-sharing component in the form of Company common stock to all participants except certain executive employees. The expense recognized under this plan for the years ended December 31, 2002, 2001 and 2000 was $666, $528 and $450, respectively. The Company also has a Deferred Compensation Plan for Certain Executive Employees that is unqualified under Section 401(k) of the Internal Revenue Code. Under this Plan, the participants can contribute 15% of their eligible compensation less any amounts contributed to the 401(k) Employee Stock Ownership Plan. Any discretionary profit-sharing amounts that the executive receives from the Company must be contributed to the Deferred Compensation Plan in the form of Company common stock.

The Company has nonqualified deferred compensation and supplemental retirement plans for several current and former directors, officers, and key employees. The liability arising from these plans is being accrued over the participant's remaining period of service so that at the expected retirement date, the then present value of the annual payments will have been expensed. All benefits provided under these plans are unfunded and payments to plan participants are made by the Company. At December 31, 2002 and 2001, the Company has recorded a liability of $3,690 and $2,796, respectively. The expense recognized under these plans for the years ended December 31, 2002, 2001, and 2000 was $952, $469, and $371, respectively.

Directors may defer all or a portion of their director fees under the Deferred Compensation Plan for Directors. Under this plan, there is a separate account for each participating director which is credited with the amount of shares which could have been purchased with the director's fees as well as any dividends on such shares. On the distribution date, the director will receive common stock equal to the accumulated share balance in his account. As of December 31, 2002 and 2001, there were 25,510 and 31,473 shares credited to the participants' accounts, for which a liability of $781 and $933 was accrued, respectively. The expense recognized under the plan for the years ended December 31, 2002, 2001 and 2000 was $126, $164, and $130, respectively.

The Company has a Stock Balance Plan for non-employee directors who have completed six months of service. The Plan is a nonqualified, noncontributory defined benefit plan. The Plan provides benefits for service prior to January 1, 1996 based on a predetermined formula and benefits for service after January 1, 1996 based on the performance of the Company's common stock. Participants become fully vested after six years of service. The directors can elect to receive offset stock options that will reduce the Company's liability under the Plan. These options vest immediately and expire one year after the date the director retires or two years in the event of death. Benefits are payable in the form of cash and/or Company stock on January 1st of the year after the director retires from the Board. As of December 31, 2002 and 2001, the accrued pension liability was $379 and $283, respectively. The expense recognized under this plan for the years ended December 31, 2002, 2001 and 2000 was $69, $4 and $9, respectively. The expense and related liability were calculated using a dividend rate of 3.00%, stock price appreciation of 6.00% for 2002 and 2001 and 10.00% for 2000, and a discount rate of 6.10% for 2002, 6.75% for 2001, and 7.00% for 2000.

NOTE L: STOCK-BASED COMPENSATION PLANS

The Company has a long-term incentive program for directors, officers, and key employees. Under this program, the Company authorized up to 2,537,000 shares of Company common stock to be used for the grant of incentive stock options, restricted stock awards, nonqualified stock options, retroactive stock appreciation rights and offset options to its Stock Balance Plan (see Note K). The offset options vest and become exercisable immediately and expire one year after the date the director retires or two years in the event of death. The remaining options have a ten-year term. They vest and become exercisable on a grant by grant basis, ranging from immediate vesting to ratably over a five-year period. Activity in these plans is as follows:

	Options Outstanding	Range of Option Price Per Share	Shares Exercisable	Weighted Average Exercise Price on Shares Outstanding
Outstanding at December 31, 1999	628,930	$6.75 - $35.31	424,692	$25.08
Granted	150,491	23.13		
Exercised / cancelled	(2,777)	13.13 - 35.31		
Forfeited	(2,218)			
Outstanding at December 31, 2000	774,426	$6.75 - $34.81	542,703	$24.57
Granted	272,979	24.90		
Exercised / cancelled	(65,851)	7.50 - 26.50		
Forfeited	(5,488)			
Outstanding at December 31, 2001	976,066	$6.75 - $34.81	652,114	$25.37
Granted	206,702	26.20 – 31.35		
Exercised / cancelled	(96,018)	6.75 - 29.31		
Forfeited	(1,988)			
Outstanding at December 31, 2002	1,084,762	$12.13 - $34.81	707,405	$26.40

At December 31, 2002 the range of exercise prices and other related information pertaining to the Company's stock options is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Shares	Weighted Average Exercise Price
$12.13 - $14.13	21,120	$12.56	2.6	21,120	$12.56
$14.13 - $17.66	66,640	$15.41	2.8	66,640	$15.41
$17.66 - $21.19	57,052	$19.13	4.0	57,052	$19.13
$21.19 - $24.72	128,696	$23.13	7.0	77,820	$23.13
$24.72 - $28.25	453,240	$25.45	8.4	163,859	$25.16
$28.25 - $31.78	211,768	$30.16	5.7	174,668	$30.23
$31.78 - $34.81	146,246	$34.81	9.5	146,246	$34.81
Total / Average	1,084,762	$26.16	7.2	707,405	$26.40

On February 21, 1995, the Company adopted a Stockholder Protection Rights Agreement. Under the Plan, each stockholder received one right, representing the right to purchase one share of common stock for $42.50 for each share of stock owned. All of the rights expire on February 21, 2005, but the Company may redeem the rights earlier for $.005 per right, subject to certain limitations. Rights will become exercisable if a person or group acquires 15% or more of the Company's outstanding shares. Until that time, the rights will trade with the common stock; any transfer of common stock will also constitute a transfer of the associated right. If the rights become exercisable, they will begin to trade apart from the common stock. If one of a number of "flip-in events" occurs, each right will entitle the holder to purchase common stock having a market value equivalent of two times the exercise price.

NOTE M: EARNINGS PER SHARE

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

(000's omitted, except per share data)		Income	Shares	Per share amount
2002	Net income	$38,517		
	Basic EPS	38,517	12,973	$2.97
	Effect of dilutive securities:			
	Stock options		194	
	Diluted EPS	$38,517	13,167	$2.93
2001	Net income	$19,129		
	Basic EPS	19,129	11,681	$1.64
	Effect of dilutive securities:			
	Stock options		144	
	Diluted EPS	$19,129	11,825	$1.62
2000	Net income	$24,899		
	Basic EPS	24,899	10,629	$2.34
	Effect of dilutive securities:			
	Stock options		108	
	Diluted EPS	$24,899	10,737	$2.32

NOTE N: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the Company has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Financial instruments whose contract amounts represent credit risk are as follows at December 31:

(000's omitted)	2002	2001
Letters of credit	$19,728	$18,059
Commitments to make or purchase loans or to extend credit on lines of credit	332,422	336,218
Total	$352,150	$354,277

The fair value of these financial instruments is not significant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include residential real estate, income-producing commercial properties, and personal property.

The Company has unused lines of credit totaling $10,000 at December 31, 2002. The Company has additional unused borrowing capacity of approximately $235,000 through collateralized transactions with the Federal Home Loan Bank and $25,000 through collateralized transactions with the Federal Reserve Bank. As of December 31, 2002, the Company has a letter of credit of approximately $12,600 that expires on June 16, 2004.

The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period ended December 31, 2002 was $44,283, of which $2,000 was required to be on deposit with the Federal Reserve Bank of New York. The remaining $42,283 was represented by cash on hand.

NOTE O: LEASES

The Company leases buildings and office space under agreements that expire in various years. Rental expense included in operating expenses amounted to $1,896, $1,414 and $1,014 in 2002, 2001 and 2000, respectively. The future minimum rental commitments as of December 31, 2002 for all noncancelleable operating leases are as follows:

2003	$1,675
2004	1,586
2005	1,266
2006	917
2007	768
Thereafter	2,538
Total	$8,750

NOTE P: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject and is "well capitalized" under the regulatory framework of prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(000's omitted, except ratios)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Core Capital to Risk Weighted Assets	$237,465	12.54%	$151,545	8.00%	$189,431	10.00%
Tier I Capital to Risk Weighted Assets	$213,786	11.29%	$76,772	4.00%	$113,659	6.00%
Tier I Capital to Average Assets	$213,786	6.59%	$129,777	4.00%	$162,222	5.00%
As of December 31, 2001:						
Total Core Capital to Risk Weighted Assets	$213,449	11.65%	$135,154	8.00%	$168,943	10.00%
Tier I Capital to Risk Weighted Assets	$189,549	10.35%	$67,577	4.00%	$101,366	6.00%
Tier I Capital to Average Assets	$189,549	6.69%	$113,268	4.00%	$141,585	5.00%

NOTE Q: PARENT COMPANY STATEMENTS

The condensed balance sheet of the parent company at December 31 is as follows:

(000's omitted)	2002	2001
Assets:		
Cash and cash equivalents	$16,999	$12,921
Investment securities	681	605
Investment in and advances to subsidiaries	392,468	346,898
Other assets	1,655	311
Total assets	$411,803	$360,735
Liabilities and Shareholders' Equity:		
Accrued interest and other liabilities	$6,431	$6,377
Borrowings	80,334	86,378
Shareholders' equity	325,038	267,980
Total liabilities and shareholders' equity	$411,803	$360,735

The condensed statement of income of the parent company for the years ended December 31 is as follows:

(000's omitted)	2002	2001	2000
Revenues:			
Dividends from subsidiaries	$29,587	$18,373	$14,046
Interest on investments and deposits	10	57	40
Total revenues	29,597	18,430	14,086
Expenses:			
Interest on long term notes and debentures	6,112	5,041	3,450
Other expenses	9	48	25
Total expenses	6,121	5,089	3,475
Income before tax benefit and equity in undistributed net income of subsidiaries	23,476	13,341	10,611
Income tax benefit	1,572	1,419	1,000
Income before equity in undistributed net income of subsidiaries	25,048	14,760	11,611
Equity in undistributed net income of subsidiaries	13,469	4,369	13,288
Net income	$38,517	$19,129	$24,899

The statements of cash flows of the parent company for the years ended December 31 is as follows:

(000's omitted)	2002	2001	2000
Operating Activities:			
Net income	$38,517	$19,129	$24,899
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of subsidiaries	(13,469)	(4,369)	(13,288)
Net change in other assets and other liabilities	(886)	5,109	(1,162)
Net cash provided by operating activities	24,162	19,869	10,449
Investing Activities:			
Purchase of available-for-sale investment securities	(76)	(210)	(74)
Sale of available-for-sale investment securities	0	500	0
Capital contributions of subsidiaries	(831)	(80,399)	(569)
Net cash used in investing activities	(907)	(80,109)	(643)
Financing Activities:			
Net change in short-term borrowings	(6,100)	0	2,100
Proceeds from junior subordinated debentures	0	50,981	0
Issuance of common stock, net of issuance costs	1,151	32,837	29
Repurchase of treasury stock	0	0	(2,287)
Cash dividends paid	(14,228)	(10,980)	(9,998)
Net cash (used) provided by financing activities	(19,177)	72,838	(10,156)
Change in cash and cash equivalents	4,078	12,598	(350)
Cash and cash equivalents at beginning of year	12,921	323	673
CASH AND CASH EQUIVALENTS AT END OF YEAR	$16,999	$12,921	$323
Supplemental disclosures of cash flow information:			
Cash paid for interest	$6,412	$3,883	$3,439
Supplemental discosures of noncash financing activities			
Dividends declared and unpaid	$3,760	$3,482	$1,888

On November 16, 2001 and December 12, 2001, the Company issued 1,200,000 and 108,800 shares of common stock at a price of $26.35. Proceeds from the issuance of common stock, net of issuance costs, were $32,064.

Report of Independent Accountants

Board of Directors and Shareholders
Community Bank System, Inc.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Community Bank System, Inc. and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of First Liberty Bank Corp., on May 11, 2001, in a transaction accounted for as pooling of interests, as described in note B to the consolidated financial statements. We did not audit the financial statements of First Liberty Bank Corp., which statements reflect net interest income of $19,087,000 for the year ended December 31, 2000. These statements were audited by other auditors whose report thereon has been furnished to us, our opinion expressed herein, insofar as it relates to the amounts included for First Liberty Bank Corp., is based solely on the report of other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note F to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards Nos. 142 "Goodwill and Other Intangible Assets" and 147 "Accounting for Certain Acquisitions of Banking and Thrift Institutions."

/s/ PricewaterhouseCoopers LLP

Syracuse, New York
January 23, 2003

TWO YEAR SELECTED QUARTERLY DATA

2002 RESULTS (000's omitted, except per share data)	1st Quarter[1]	2nd Quarter[1]	3rd Quarter	4th Quarter	Total
Net interest income	$30,168	$31,438	$32,397	$33,847	$127,850
Provision for loan losses	1,518	3,385	2,278	5,041	12,222
Net interest income after provision for loan losses	28,650	28,053	30,119	28,806	115,628
Other income	7,735	8,711	8,088	8,066	32,600
Other expense	24,649	24,079	23,069	24,027	95,824
Income before income taxes	11,736	12,685	15,138	12,845	52,404
Income taxes	3,178	3,416	4,087	3,206	13,887
Net income	$8,558	$9,269	$11,051	$9,639	$38,517
Basic income per share	$0.67	$0.71	$0.85	$0.74	$2.97
Diluted income per share	$0.65	$0.70	$0.84	$0.73	$2.93

2001 RESULTS (000's omitted, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net interest income	$23,140	$23,080	$23,809	$26,626	$96,655
Provision for loan losses	1,326	1,415	1,579	2,777	7,097
Net interest income after provision for loan losses	21,814	21,665	22,230	23,849	89,558
Other income	5,992	6,485	7,010	6,904	26,391
Other expense	19,872	24,799	20,381	23,954	89,006
Income before income taxes	7,934	3,351	8,859	6,799	26,943
Income taxes	2,185	1,241	2,416	1,972	7,814
Net income	$5,749	$2,110	$6,443	$4,827	$19,129
Basic income per share	$0.51	$0.18	$0.56	$0.39	$1.64
Diluted income per share	$0.50	$0.18	$0.55	$0.39	$1.62

[1] The consolidated statements of income for the three months ended March 31 and June 30, 2002 were restated for the adoption of SFAS 147. The effect of this restatement was to increase amounts previously reported for net income by $1,122 and $1,090, basic income per share by $.09 and $.08, and diluted income per share by $.08 and $.08, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Part III

Item 10. Directors and Executive Officers of the Registrant

The information concerning Directors of the Company required by this Item 10 is incorporated herein by reference to the section entitled "Nominees for Director and Directors Continuing in Office" in the Company's Proxy Statement. The Information concerning executive officers of the Company required by this Item 10 is incorporated by reference to Item 4A of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated herein by reference to the section entitled "Compensation of Executive Officers" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by this Item 12 is incorporated herein by reference to the sections entitled "Nominees for Director and Directors Continuing in Office" and "Security Ownership of Certain Beneficial Owners" in the Company's Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is incorporated herein by reference to the section entitled "Transactions with Management" in the Company's Proxy Statement.

Item 14. Controls and Procedures

Within the 90-day period prior to the filing date of this report, the Chief Executive Officer and Chief Financial Officer of the Company evaluated the Company's disclosure controls and procedures related to the recording, processing, summarization and reporting of information in the Company's reports that it files with the Securities and Exchange Commission (SEC). These disclosure controls and procedures have been designed to ensure that (a) material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's management, including their officers, by other employees of the Company and its subsidiaries, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC's rules and forms. Based upon this evaluation, these officers concluded that the design of the disclosure controls and procedures is sufficient to accomplish their purpose.

There have been no significant changes in the Company's internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

A. Documents Filed

1. The following consolidated financial statements of Community Bank System, Inc. and subsidiaries are included in Item 8:

   - Consolidated Statements of Condition -- December 31, 2002 and 2001
   - Consolidated Statements of Income -- Years ended December 31, 2002, 2001, and 2000
   - Consolidated Statements of Changes in Shareholders' Equity -- Years ended December 31, 2002, 2001, and 2000
   - Consolidated Statement of Cash Flows -- Years ended December 31, 2002, 2001, and 2000
   - Notes to Consolidated Financial Statements -- December 31, 2002
   - Independent Accountant's Report
   - Quarterly selected data -- Years ended December 31, 2002 and 2001 (unaudited)

2. Schedules are omitted since the required information is either not applicable or shown elsewhere in the financial statements.

3. The exhibits filed as part of this report and exhibits incorporated herein by reference to other documents are listed below:

   2.1 Agreement and Plan of Merger, dated November 29, 2000, by and between Community Bank System, Inc. and First Liberty Bank Corp. Incorporated by reference to Exhibit No. 2.1 to the Current Report on Form 8-K filed on December 20, 2000 (File No. 001-13695).

   2.2 Agreement regarding the Agreement and Plan of Merger, dated September 26, 2000, by and between Community Bank, N.A. and The Citizens National Bank of Malone. Incorporated by reference to Exhibit No. 10.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

   2.3 Purchase and Assumption Agreement, dated December 6, 1994, by and between Community Bank System, Inc. and The Chase Manhattan Bank, N.A. Incorporated by reference to Exhibit No. 10.01 to the Registration Statement on Form S-2 filed on April 11, 1995 (Registration No. 033-58539).

   3.1 Certificate of Incorporation of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.1 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

   3.2 Bylaws of Community Bank System, Inc., as amended. Incorporated by reference to Exhibit No. 3.2 to the Registration Statement on Form S-4 filed on October 20, 2000 (Registration No. 333-48374).

   4.1 Junior Subordinated Deferrable Interest Debentures, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045)

4.2 Amended and Restated Declaration of Trust of Community Capital Trust I, dated as February 3, 1997, by and between Community Bank System, Inc. and The Chase Manhattan Bank. Incorporated by reference to Exhibit No. 4.5 to the Registration Statement on Form S-4 filed on June 25, 1997 (Registration No. 333-30045).

4.3 Form of Common Stock Certificate. Incorporated by reference to Exhibit No. 4.1 to the Amendment No. 1 to the Registration Statement on Form S-3 filed on October 24, 2001 (Registration No. 333-68866).

10.1 Employment Agreement, effective April 1, 2002, by and between Community Bank System, Inc. and Sanford A. Belden.*

10.2 Agreement dated December 23, 2002, by and between Community Bank System, Inc., Community Bank N.A. and David G. Wallace.*

10.3 1994 Long-Term Incentive Compensation Program, as amended. Incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed on April 3, 2001 (File No. 001-13695).

10.4 Stock Balance Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (File No. 001-13695).

10.5 Deferred Compensation Plan for Directors, as amended. Incorporated by reference to Annex I to the Definitive Proxy Statement on Schedule 14A filed on March 31, 1998 (File No. 001-13695).

21.1 Subsidiaries of Community Bank System, Inc.*

Name	Jurisdiction of Incorporation
Community Bank, N.A.	New York
Community Capital Trust I	Delaware
Community Capital Trust II	Delaware
Community Statutory Trust III	Connecticut
Community Financial Services, Inc.	New York
Benefit Plans Administrative Services, Inc.	New York
CBNA Treasury Management Corporation	New York
Community Investment Services, Inc.	New York
CBNA Preferred Funding Corp.	Delaware
CFSI Close-Out Corp.	New York
Elias Asset Management, Inc.	Delaware
First Liberty Service Corporation	Delaware
First of Jermyn Realty Co.	Delaware

23.1 Consent of PricewaterhouseCoopers LLP *

99.1 Certification of Sanford A. Belden, President and Chief Executive Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of the Sarbanes-Oxley Act of 2002. *

99.2 Certification of David G. Wallace, Treasurer and Chief Financial Officer of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

B. Reports on Form 8-K
No reports on Form 8-K were filed during the quarter ended December 31, 2002.

C. See Exhibit 15(a)(3) above.

D. See Exhibit 15(a)(2) above

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.

By: /s/ Sanford A. Belden
Sanford A. Belden
President, Chief Executive Officer and Director
March 19, 2003

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 19th day of March 2003.

Name

/s/ James A. Gabriel
James A. Gabriel, Director and
Chairman of the Board of Directors

/s/ David G. Wallace
David G. Wallace
Treasurer and Chief Financial Officer

Directors:

/s/ John M. Burgess
John M. Burgess, Director

/s/ Paul M. Cantwell, Jr.
Paul M. Cantwell, Jr., Director

/s/ William M. Dempsey
William M. Dempsey, Director

/s/ Nicholas A. DiCerbo
Nicholas A. DiCerbo, Director

/s/ Lee T. Hirschey
Lee T. Hirschey, Director

/s/ Harold S. Kaplan
Harold S. Kaplan, Director

/s/ Saul Kaplan
Saul Kaplan, Director

/s/ David C. Patterson
David C. Patterson, Director

/s/ Peter A. Sabia
Peter A. Sabia, Director

/s/ William N. Sloan
William N. Sloan, Director

I, Sanford A. Belden, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 19, 2003

/s/ Sanford A. Belden

Sanford A. Belden, President, Chief Executive Officer and Director

I, David G. Wallace, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bank System, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 19, 2003

/s/ David G. Wallace

David G. Wallace, Treasurer and Chief Financial Officer

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EXECUTIVE

Sanford A. Belden,
President and Chief Executive Officer, DeWitt

FINANCE AND TREASURY MANAGEMENT

DeWitt

David G. Wallace, Executive Vice President and Chief Financial Officer
Richard A. Chapin, Vice President, Financial Systems Manager
Charles M. Ertel, Vice President, Chief Accounting Officer
Robert R. Frost, Vice President, Financial Analysis Manager
Sean M. Howard, Assistant Vice President, Funds Manager/Treasury Analyst
Julie A. Hutz, Vice President, Corporate Accountant
Joseph J. Lemchak, Senior Vice President; Chief Investment Officer, Fixed Income
Ann M. Moneypenny, Assistant Vice President, General Accounting Manager
Elaine A. Saarinen, Assistant Vice President, Purchasing Manager, Canton
Pamela J. Taylor, Vice President, Data Warehousing Manager
Harold M. Wentworth, Vice President, Investment Officer and Asset/Liability Manager

ADMINISTRATION

Susan D. Abbott, Vice President, Human Resources Manager, DeWitt
John P. Albanese, Assistant Vice President, Compensation and Benefits Manager
Kris M. Besaw, Assistant Vice President, Human Resources Coordinator, Canton
Steven C. Byington, Vice President, Marketing Manager, DeWitt
Donna J. Drengel, Assistant Vice President; Secretary, Board and Shareholder Relations, DeWitt
Mark V. Kratts, Assistant Vice President, Human Resources Coordinator, Olean
Dianne L. Parks, Vice President, Compliance Manager, Canton
John A. Puchir, Assistant Vice President, Sales Trainer, Quality Service Manager, DeWitt
Diane C. Seaman, Assistant Vice President, Training & Development Coordinator, DeWitt

OPERATIONS AND TECHNOLOGY

Timothy J. Baker, Senior Vice President, Bank Operations and Technology, Canton
Robin E. Dumas, Vice President, Electronic Banking Manager, Canton
Brian R. Gaffney, Assistant Vice President, Information Systems Supervisor, DeWitt
Patricia A. Hayes, Vice President, Deposit Operations Manager, Canton
Nancy M. Lewis, Vice President, Item Processing Manager, Olean
Helyn E. Wilson, Vice President, Loan Operations Manager, Olean
J. Michael Wilson, Vice President, Information Technology Manager, DeWitt

AUDIT/SECURITY

W. Valen McDaniel, CIA, Vice President, Corporate Auditor and Risk Manager, DeWitt
Anthony A. Antonello, Bank Security Officer, DeWitt
Lynne M. Wadsworth, CIA, Assistant Vice President, Audit Manager, DeWitt

NEW YORK OPERATION

BANKING

James A. Wears, President, Banking, Canton

BRANCH SERVICES

Claire F. LaGarry, Vice President, Retail Banking Manager, Canton
Judith A. Meyer, Vice President, Branch Coordinator, Olean

LENDING

Brian D. Donahue, Senior Vice President, Chief Credit Officer, Olean
Richard M. Heidrick, Vice President, Consumer Loan Manager, Olean
Earl R. Withers, Jr., Vice President, Real Estate Manager, Olean

Canton

Bradley L. Ward, Vice President, Commercial Loan Officer
Nicholas S. Russell, Vice President, Commercial Loan Officer
Robert F. Zehr, Vice President, Commercial Loan Officer/Floor Plan

Corning

J. David Clark, Vice President, Senior Banking Executive, East Market
James F. Ells, Vice President, Commercial Loan Officer

Dunkirk Vineyard Drive

Brian F. Aldrich, Assistant Vice President, Agricultural Loan Officer

Geneva

Walter D. (Pete) Mairs, Vice President, Commercial Loan Officer
James M. King, Vice President, Senior Agricultural Loan Officer
Andrew B. Rice, Assistant Vice President, Agricultural Loan Officer

Horseheads-Consumer Square

Duane M. Pelkey, Assistant Vice President, Commercial Loan Officer

Lakewood

Roger E. Dickinson, Vice President, Commercial Loan Officer

Lowville

Raymond H. Collier, Assistant Vice President, Agricultural Loan Officer
Richard E. Roes, Assistant Vice President, Agricultural Loan Officer

Olean

Nancy A. Aiello, Assistant Vice President, Credit Department Coordinator
Thomas E. Appleby, Assistant Vice President, Indirect Business Development Officer
Scott P. Brechbuehl, Vice President, Commercial Loan Officer
Eric M. Garvin, Assistant Vice President, Commercial Loan Officer
James E. Kennedy, Vice President, Commercial Loan Officer
Mark P. Saglimben, Vice President, Commercial Loan Officer

Silver Creek
David P. Warren, Vice President, Commercial Loan Officer

Skaneateles
Philip R. Webster, Jr., Assistant Vice President, Indirect Business Development Officer

Watertown
Michael J. Brassard, Vice President, Special Assets
Michelle D. Pfaff, Vice President, Commercial Loan Officer
Martin P. Schatz, Vice President, Commercial Loan Officer
Timothy D. Tallmadge, Vice President, Special Assets
Edward C. Ward, Vice President, Senior Agricultural Loan Officer

Wellsville
Douglas O. Frank, Vice President, Commercial Loan Officer

PENNSYLVANIA OPERATION
First Liberty Bank & Trust,
a division of Community Bank, N.A.

BANKING
Steven R. Tokach, President, Banking, Keyser Ave., Scranton

ADMINISTRATION
J. Randall Palko, Vice President, Retail Banking Manager, Jermyn
Carol A. Scriven, Assistant Vice President, Human Resources Coordinator, Jermyn

LENDING

Keyser Avenue
Stephen G. Hardy, Senior Vice President, Manager, Commercial Banking
Mary Elizabeth D'Andrea, Senior Vice President, Commercial Loan Officer
Cynthia L. Lefko, Vice President, Cash Management Officer
James R. Pietrowski, Vice President, Commercial Loan Officer
Warren C. Rozelle, Senior Vice President, Commercial Loan Officer
Joseph S. Tomko, Senior Vice President, Commercial Loan Officer

Kingston
Joseph D. Angelella, Senior Vice President, Commercial Loan Officer

ADVISORY BOARD
William M. Davis, Chairman, Advisory Board, Jermyn

Michael A. Patton, President, Financial Services, Olean

TRUST SERVICES
Catherine B. Koebelin, CTFA, Vice President, Trust Officer, Olean
Patricia E. Barie, CTFA, Trust Officer, Olean
Carmen A. Camp, CTFA, Trust Officer, Canton
Charlotte S. Carlson, CTFA, Trust Officer, Jamestown
Patricia A. Crolly, Trust Officer, Wyoming Avenue, PA
Robert P. Jewell, CFP, Trust Officer, Corning
Vincent L. Mastrucci, Vice President Investments/Corporate Trust Officer, Wyoming Avenue, PA
Richard A. Siarniak, Vice President Trust Employee Benefits, Wyoming Avenue, PA
Stefanus J. Smith, Trust Officer, Olean
Paul J. Snodgrass, Trust Investment Officer, Canton

BENEFIT PLANS ADMINISTRATIVE SERVICES, INC.
6 Rhoads Drive, Utica, NY 13502
Barry S. Kublin, President
Robert A. Malczyk, Director, Sales
Linda S. Pritchard, Director, Operations

ELIAS ASSET MANAGEMENT INC.
500 Essjay Road, Suite 220, Williamsville, NY 14221
David J. Elias, President and Chief Investment Officer
Barbara V. Elias, Vice President, Secretary/Treasurer
Thomas S. Quealy, Vice President, Portfolio Manager
Kathleen E. Strohmeyer, Operations Manager
Portfolio Managers:
John D. Shine, CFA, Research Analyst
Nicholas Verbanic

COMMUNITY INVESTMENT SERVICES, INC.
Charles E. Kopp, President, Olean
Brendan G. Culhane, Operations Manager, Lockport
Patricia L. Schneider, Sales Manager, Lockport

Financial Consultants
Eric E. Brunet, Ogdensburg
Joseph M. Butler, Jr., Watertown
Thomas J. Cioiek, Olean
Daniel P. Drappo, Black River
Bryon T. Earl, Keyser Avenue, PA
Brien D. Gardner, Newark Plaza
Kevin C. Gildner, CFP, Wellsville
Paul A. LaPointe, Potsdam
Jason A. Berry, Minooka, PA
Donald D. Northrup, Jr., Waterloo
Kim W. Pace, Jermyn, PA
Helen M. Willman, Jamestown/Gowanda
R. Darrin White, Corning

Jamestown Office
David J. Cromey, Vice President

Financial Consultants
Jason R. Hanson
Philip J. Lombardo
Randall C. Schuler

Lockport Office
Eric W. Connor, CFP, Senior Financial Consultant
Matt A. Myers, Vice President/Branch Manager

ADMINISTRATIVE LOCATIONS

Corporate Administrative Office
5790 Widewaters Parkway, DeWitt, NY 13214-1883

Northern Markets Office
45-49 Court Street, Canton, NY 13617-0509

East Markets Office
15 East Pulteney Street, Corning, NY 14830-2208

West Markets Office
201 North Union Street, Olean, NY 14760-0690

First Liberty Bank & Trust
645 Washington Avenue, Jermyn, PA 18433

Northern Market

Black River
Christina S. Meagher, Assistant Vice President, Manager
Boonville (101 Main Street and Headwaters Plaza)
Kevin J. Kent, Vice President, Manager
Brushton
James H. McElwain, Manager
Canton
David R. Peggs, Vice President, Manager
Chateaugay
Barbara J. LaVoie, Manager
Clayton
Rita J. Walldroff, Assistant Vice President, Manager
Gouverneur
Kenneth W. Snyder, Vice President, Cluster Manager
Harrisville
Keitha J. Kerr, Branch Supervisor
Hermon
Connie J. Green, Branch Supervisor
Heuvelton
Jewel M. LaComb, Manager
Lowville (7605 State Street and 7395 Turin Road)
Adam J. Smykla, Vice President, Cluster Manager
Madrid
Marsha L. Watson, Manager
Malone (Elm Street and West End)
Shawn T. McNerney, Vice President, Cluster Manager
Massena
Ronald S. Rickett, Vice President, Manager
Norwood
Laura M. Lacomb, Branch Supervisor
Ogdensburg (Seaway Shopping Center)
Robert L. Seymour, Vice President, Cluster Manager
Ogdensburg (320 Ford Street)
Sandra M. Kendall, Vice President, Manager
Old Forge
Barbara B. Criss, Vice President, Manager
Port Leyden
Debra S. Weber, Branch Supervisor
Potsdam (64-70 Market Street and May Road)
Joyce E. Lalonde, Vice President, Cluster Manager
Pulaski
Steven P. Gaffney, Vice President, Manager
St. Regis Falls
Patricia A. Susice, Manager
Star Lake
Corina L. Kelley, Assistant Cashier, Manager
Waddington
Brenda L. Matthie, Branch Supervisor
Watertown (1125 Arsenal Street)
Elizabeth A. Brown, Assistant Vice President, Manager
Watertown (216 Washington Street)
Stephanie A. McGuire, Vice President, Cluster Manager
West Carthage
Gerald S. Morrow, Assistant Vice President, Manager

East Market

Addison
Paulena A. Webster, Assistant Vice President, Manager
Bath
Michael G. Austin, Vice President, Cluster Manager
Joel P. Brazie, Assistant Vice President, Manager
Canandaigua
Paul E. Lepore, Vice President, Manager
Cato
Linda A. Martin, Assistant Cashier, Manager
Cohocton
Deborah K. Fitch, Branch Supervisor
Corning West Market Street
Wendy B. Daines, Vice President, Manager
Corning North
Douglas A. Mitchell, Vice President, Manager
Dansville
Carolyn M. Scoppa, Assistant Vice President, Manager
Erwin/Painted Post
Michael A. Procopio, Branch Supervisor
Geneva
Debra A. Murphy, Vice President, Cluster Manager
Edward L. (Ned) Clark, Vice President, Manager
Hammondsport
Kelly L. Bussman, Assistant Vice President, Manager
Hannibal
Debra A. Davis, Assistant Vice President, Manager
Horseheads-Consumer Square
Denise E. Allen, Assistant Vice President, Manager
Interlaken
Evelyne L. Caron, Manager
Livonia
Jody R. Tonkery, Vice President, Cluster Manager
Moravia
Kathleen M. Longyear, Manager
Mount Morris
Klaas W. DeWaard, Manager
Naples
JoAnne Burley, Manager
Newark Main St.
Barbara A. Viola, Assistant Vice President, Manager
Newark Plaza
Nancy L. Smith, Assistant Vice President, Manager
Nichols
Barbara G. Moore, Assistant Vice President, Manager
Owego
Samuel F. Thomas, Vice President, Manager
Ovid
Joyce A. Tavelli, Assistant Vice President, Manager

East Market Continued

Penn Yan (151 Main Street)
Thomas R. May, Assistant Vice President, Manager
Penn Yan (272 Lake Street)
Connie C. West, Assistant Vice President, Manager
Rushville
Jill S. Ripley, Branch Supervisor
Seneca Falls
David W. Sloan, Vice President, Cluster Manager
Betty A. Verzillo, Assistant Vice President, Manager
Skaneateles
Robert E. Marsh, Manager
Waterloo
Larry D. Ledgerwood, Vice President, Manager
Watkins Glen
Laurel M. Fox, Manager
Woodhull
James R. Crans, Vice President, Manager

West Market

Alfred
Cheri A. Horton, Manager
Allegany
Stephanie L. Kolkowski, Assistant Vice President, Manager
Angelica
Diana L. Guilford, Branch Supervisor
Belfast
Sandra K. Taber, Branch Supervisor
Bolivar
Susan M. Jordan, Branch Supervisor
Brocton
Susan C. Carlson, Branch Supervisor
Cassadaga
Lee R. Johnson, Manager
Clymer
Laurie L. Harvey, Manager
Cuba
Mary M. Quigley, Vice President, Manager
Dunkirk (3909 Vineyard Dr.)
Daniel L. Drozdiel, Vice President, Cluster Manager
Dunkirk (345 Central Ave.)
Jean M. Coughlin, Assistant Vice President, Manager
Falconer
Joann W. Anderson, Assistant Vice President, Manager
Fillmore
Julie A. Hall, Manager
Franklinville
Sandra S. Wolfer, Manager
Friendship
Harold J. Clement, Branch Sales and Service Representative
Gowanda
Sandra T. Gaylord, Vice President, Manager
Hornell
Melissa M. Ponticello, Manager
Houghton College
Lori A. Dzielski, Branch Supervisor
Jamestown (1281 N. Main Street)
Kathleen S. Bemus, Manager
Jamestown (25 Main St. - Brooklyn Square)
Brenda S. Cardone, Branch Supervisor
Lakewood
Linda L. Anderson, Vice President, Cluster Manager
North Collins
Ellen M. Pavlovic, Assistant Vice President, Manager
Olean (201 North Union Street)
James M. Kelly, Vice President, Cluster Manager
Olean (Delaware Park)
Robin K. Rice, Branch Supervisor
Portville (1471 E. State Road)
Beverly J. Geise, Manager
Portville (7 North Main Street)
S. Lynn Gumtow, Manager
Randolph
Diane M. Lecceardone, Branch Supervisor
Ripley
Patricia J. Knight, Manager
Salamanca
Marilyn J. Harvey, Manager
Sherman
Denise G. Rice, Manager
Silver Creek
Mark J. Catalano, Assistant Vice President, Cluster Manager
Wellsville (113 Main Street)
Donald E. Charles, Vice President, Cluster Manager
Wellsville (4196 Bolivar Road)
David E. Newton, Vice President, Manager
Yorkshire
Joseph D. Fore, Assistant Vice President, Manager

Pennsylvania Market

Carbondale
Patricia M. Calabro, Assistant Vice President, Manager
Clarks Summit
Theresa A. Collins, Manager
Daleville
David H. Lencicki, Assistant Vice President, Manager
Dickson City
Theresa A. Collins, Manager
Jermyn
Patricia M. Calabro, Assistant Vice President, Manager
Jessup
Austin J. Ambrosino, Vice President, Manager
Keyser Avenue
David C. Griffin, Vice President, Manager
Kingston
Austin J. Ambrosino, Vice President, Manager
Minooka - Davis Street
David H. Lencicki, Assistant Vice President, Manager
Olyphant
Mary Z. Bieszczad, Assistant Vice President, Manager
Pittston
Vivian L. Liberski, Vice President, Manager
Spruce Street
Joan T. Hannigan, Manager
Wyoming Avenue
Charlotte M. Menago, Assistant Vice President, Manager

SHAREHOLDER INFORMATION

Corporate Headquarters
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
800-724-2262
Phone: 315-445-2282, Fax: 315-445-7347
www.communitybankna.com

Stock Listing
The common stock of Community Bank System, Inc. is listed on the New York Stock Exchange (NYSE) under the symbol CBU.
Its trust preferred securities are traded over the counter under the symbol CBSIP.
Newspaper listing for common stock: CmntyBkSys

Annual Meeting
Wednesday, May 28, 2003 at 1:00 p.m.
The Radisson Hotel Corning
125 Denison Parkway East
Corning, NY 14830
607-962-5000

Transfer Agent and Registrar of Stock
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

Analyst Coverage
The following analysts published research about Community Bank System in 2002:

Firm and Analyst	Phone/e-mail
Advest (formerly of)	
Anthony Polini	212-418-6722
	anthony.polini@ftnfinancial.com
Cohen Bros. & Company	
Wilson Smith	215-861-7852
	wsmith@cohen-bros.com
Janney Montgomery Scott	
Claire Percarpio	215-665-4559
	cpercarpio@jmsonline.com
Keefe, Bruyette & Woods	
Jared Shaw	860-246-7209
	jshaw@kbw.com
McConnell, Budd & Romano	
William McCrystal	973-538-7800
	wmccrystal@mcbd.com
Midwest Research	
Peyton Green	615-734-6103
	peyton.green@ftnfinancial.com

Investor Information
www.communitybankna.com
Investor and shareholder information regarding Community Bank System, Inc., including all filings with the Securities and Exchange Commission, is available through the company's web site.

Copies may also be obtained without charge upon written request to:
Ms. JosephineAnne E. Rurka
Investor Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7300
josie.rurka@communitybankna.com

Investor's Choice Program
CBSI's Investor's Choice Program offers a variety of convenient, low-cost services for investors who wish to build their share ownership.

For information, contact:
Ms. Donna J. Drengel
Shareholder Relations Department
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, NY 13214-1883
315-445-7313
donna.drengel@communitybankna.com
or
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-278-4353
www.investpower.com

Independent Accountants
The Board of Directors has appointed the firm of PricewaterhouseCoopers LLP, as auditor for the company.

The Community Bank System, Inc. Annual Report contains forward-looking statements, within the provisions of the Private Security Litigation Reform Act of 1995, that are based on current expectations, estimates, and projections about the industry, markets and economic environment in which the company operates. Such statements involve risks and uncertainties that could cause actual results to differ materially from the results discussed in these statements. These risks are detailed in the company's periodic reports filed with the Securities and Exchange Commission.

2002 was a great success for
Community Bank System, but by
no means are we ready to rest.
We remain as confident as ever that
our growth strategy will allow us
to continue building on *your* success.
We are here to help you – our
customers and investors – to succeed.
If we keep doing that, the rest
will take care of itself.

CBU
LISTED
NYSE



Community Bank System, Inc.

5790 Widewaters Parkway, DeWitt, New York 13214-1883
800.724.2262 | 315.445.2282 | Fax: 315.445.2997
www.communitybankna.com